Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

31 July 2026

Commission file number: 001-10306

Form 6-K

NatWest Group plc

250 Bishopsgate

London

EC2M 4AA

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                                              Form 40-F ☐

This report on Form 6-K, except for any information contained on any websites linked or documents referred to in this report, shall be deemed incorporated by reference into the company’s Registration Statement on Form F-3 (File No. 333-284008) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Forward-looking statements

Cautionary statement regarding forward-looking statements

Certain sections in this document contain ‘forward-looking statements’ as that term is defined in the United States Private Securities Litigation Reform Act of 1995, such as statements with respect to NatWest Group’s financial condition, results of operations and business, including its strategic priorities, financial, investment and capital targets, and climate and sustainability-related targets, commitments and ambitions described herein. Statements that are not historical facts, including statements about NatWest Group’s beliefs and expectations, are forward-looking statements. Words such as ‘expect’, ‘estimate’, ‘project’, ‘anticipate’, ‘commit’, ‘believe’, ‘should’, ‘intend’, ‘will’, ‘plan’, ‘could’, ‘probability’, ‘risk’, ‘target’, ‘goal’, ‘objective’, ‘may’, ‘endeavour’, ‘outlook’, ‘optimistic’, ‘prospects’ and similar expressions or variations on these expressions are intended to identify forward-looking statements. In particular, this document includes forward-looking targets and guidance relating to financial performance measures, such as income growth, operating expense, RoTE, ROE, discretionary capital distribution targets, impairment loss rates, capital generation pre-distributions, customer assets and liabilities growth rate, cost-income ratio, balance sheet reduction (including the reduction of RWAs), CET1 ratio (and key drivers of the CET1 ratio including timing, impact and details), Pillar 2 and other regulatory buffer requirements and MREL and non-financial performance measures, such as NatWest Group’s initial area of focus, climate and sustainability-related performance, ambitions, targets and metrics, including in relation to financed emissions and initiatives to transition to a net zero economy, such as our climate and transition finance activities.

Limitations inherent to forward-looking statements

These statements are based on current plans, expectations, estimates, targets and projections, and are subject to significant inherent risks, uncertainties and other factors, both external and relating to NatWest Group’s strategy or operations, which may result in NatWest Group being unable to achieve the current plans, expectations, estimates, targets, projections and other anticipated outcomes expressed or implied by such forward-looking statements. In addition, certain of these disclosures are dependent on choices relying on key model characteristics and assumptions and are subject to various limitations, including assumptions and estimates made by management. By their nature, certain of these disclosures are only estimates and, as a result, actual future results, gains or losses could differ materially from those that have been estimated. Accordingly, undue reliance should not be placed on these statements. The forward-looking statements contained in this document speak only as of the date we make them and we expressly disclaim any obligation or undertaking to update or revise any forward-looking statements contained herein, whether to reflect any change in our expectations with regard thereto, any change in events, conditions or circumstances on which any such statement is based, or otherwise, except to the extent legally required.

Important factors that could affect the actual outcome of the forward-looking statements

We caution you that a large number of important factors could adversely affect our results or our ability to implement our strategy, cause us to fail to meet our targets, predictions, expectations and other anticipated outcomes or affect the accuracy of forward-looking statements described in this document. These factors include, but are not limited to, those set forth in the risk factors and the other uncertainties described in NatWest Group plc 2025 Annual Report on Form 20-F, NatWest Group’s Interim Management Statement for Q1 and H1 2026 on Form 6-K, and its other filings with the US Securities and Exchange Commission (SEC). The principal risks and uncertainties that could adversely affect NatWest Group’s future results, its financial condition and/or prospects and cause them to be materially different from what is forecast or expected, include, but are not limited to: economic and political risk (including in respect of: political and economic risks and uncertainty in the UK and global markets, including as a result of inflation and interest rates, supply chain disruption, protectionist policies, and geopolitical developments); and changes in interest rates and foreign currency exchange rates; business change and execution risk (including in respect of the implementation of NatWest Group’s strategy; future acquisitions and divestments, the competitive environment; and the transfer of its EU corporate portfolio); financial resilience risk (including in respect of: NatWest Group’s ability to meet targets and to make discretionary capital distributions; counterparty and borrower risk; liquidity and funding risks; prudential regulatory requirements for capital; reductions in the credit ratings; model risk; sensitivity to accounting policies, judgments, estimates and assumptions (and the economic, climate, competitive and other forward looking information affecting those judgments, estimates and assumptions); changes in applicable accounting standards; the value or effectiveness of credit protection; the requirements of regulatory stress tests and the adequacy of NatWest Group’s future assessments by the Prudential Regulation Authority and the Bank of England; and the application of UK statutory stabilisation or resolution powers); operational and IT resilience risk (including in respect of: operational risks (including reliance on third party suppliers); cyberattacks; the accuracy and effective use of data; complex IT systems; attracting, retaining and developing diverse senior management and skilled personnel; NatWest Group’s risk management framework; and reputational risk); legal, regulatory and conduct risk (including in respect of: the impact of substantial regulation and oversight; the outcome of legal, regulatory and governmental actions, investigations and remedial undertakings; and changes in tax legislation or failure to generate future taxable profits); and climate and sustainability risk (including in respect of: risks relating to climate change and sustainability-related risks; both the execution and reputational risk relating to NatWest Group’s climate change-related strategy, ambitions, targets and transition plan; climate and sustainability-related data and model risk; increasing levels of climate, environmental, human rights and sustainability-related regulation and oversight; and increasing; climate, environmental and sustainability-related litigation, enforcement proceedings investigations and conduct risk).

NatWest Group - Form 6-K Interim Results 2026	2

Forward-looking statements continued

Cautionary statement regarding alternative performance measures

NatWest Group prepares its financial statements in accordance with UK-adopted International Accounting Standards (IAS) and IFRS. This document may contain a number of non-IFRS measures, or alternative performance measures, defined under the European Securities and Markets Authority (ESMA) guidance, or non- Generally Accepted Accounting Principles (GAAP) financial measures in accordance with the SEC regulations (together, APM). APMs are adjusted for notable and other defined items which management believes are not representative of the underlying performance of the business and which distort period-on-period comparison. APMs provide users of the financial statements with a consistent basis for comparing business performance between financial periods and information on elements of performance that are one-off in nature. Any APMs included in this document, are not measures within the scope of IFRS or GAAP, are based on a number of assumptions that are subject to uncertainties and change, and are not a substitute for IFRS or GAAP measures and a reconciliation to the closest IFRS or GAAP measure is presented where appropriate.

The information, statements and opinions contained in this document do not constitute a public offer under any applicable legislation or an offer to sell or a solicitation of an offer to buy any securities or financial instruments or any advice or recommendation with respect to such securities or other financial instruments.

Caution on non-financial reporting

The processes we have adopted to define, collect and report data on our climate and sustainability-related performance, as well as the associated metrics and disclosures in this document, are not subject to the same formal processes adopted for financial reporting in accordance with established reporting standards. They involve a higher degree of judgement, assumptions and estimates, including in relation to the classification of climate and sustainability-related (including social, sustainability, sustainability-linked, green, climate and transition) funding, financing and facilitation activities, than what is required for reporting of historical financial information prepared in accordance with established reporting standards. As a result, climate and sustainability-related disclosures may be amended, updated or restated over time. However, NatWest Group does not undertake to restate prior disclosures except where required by applicable law or regulation, even if subsequently available data or methodologies differ from those used at the time of the original disclosure. In addition, non-financial reporting systems are less developed than financial reporting systems, often involving manual processes and less robust controls, which may affect data quality and consistency.

Refer also to the ‘Climate and sustainability-related risk factors’ on 287 to 289 of the NatWest Group plc 2025 Annual Report on Form 20-F, the ‘Additional cautionary statement regarding climate and sustainability-related data, metrics and forward-looking statements’ on pages 2 to 3 of the NatWest Group plc 2025 Annual Report on Form 20-F, and the cautionary statement in the section entitled ‘Caution about climate-related metrics and data required for climate reporting’ on pages 70 to 72 of the NatWest Group plc 2025 Climate Transition Plan Report.

Caution about sustainability-related funding, financing and facilitation

Sustainability-related (including social, sustainability, sustainability-linked, green, climate, transition) funding, financing and facilitation currently represents only a relatively small proportion of NatWest Group’s overall funding, financing and facilitation activities. Accordingly, disclosures relating to sustainability-related funding, financing and facilitation should be read in the context of NatWest Group’s broader balance sheet, risk profile and funding, financing and facilitation activities, and should not be interpreted as indicative of NatWest Group’s overall funding, financing or facilitation strategy.

NatWest Group - Form 6-K Interim Results 2026	3

Introduction

Presentation of information

Unless otherwise specified herein, NatWest Group plc (the ‘parent company’) together with its subsidiaries forms ‘NatWest Group’. The term ‘NatWest Group’, ‘Group’ or ‘we’ refers to NatWest Group plc and its subsidiaries. The term ‘NWH Group’ refers to NatWest Holdings Limited (‘NWH Limited’) and its subsidiary and associated undertakings. The term ‘NWM Group’ refers to NatWest Markets Plc (‘NWM Plc’) and its subsidiary and associated undertakings. The term NWM N.V. Group refers to NatWest Markets N.V. and its subsidiary and associated undertakings. The term ‘NWMSI’ refers to NatWest Markets Securities, Inc. The term ‘RBS plc’ refers to The Royal Bank of Scotland plc. The term ‘NWB Plc’ refers to National Westminster Bank Plc. The term RBSI Ltd refers to The Royal Bank of Scotland International Limited. The term Evelyn Partners refers to Evelyn Partners Group Limited.

NatWest Group publishes its financial statements in pounds sterling (‘£’ or ‘sterling’). The abbreviations ‘£m’ and ‘£bn’ represent millions and thousands of millions of pounds sterling, respectively, and references to ‘pence’ or ‘p’ represent pence where the amounts are denominated in pounds sterling (‘GBP’). Reference to ‘dollars’ or ‘$’ are to United States of America (‘US’) dollars. The abbreviations ‘$m’ and ‘$bn’ represent millions and thousands of millions of dollars, respectively. The abbreviation ‘€’ represents the ‘euro’, and the abbreviations ‘€m’ and ‘€bn’ represent millions and thousands of millions of euros, respectively.

To aid readability, this document contains references to EU legislative and regulatory provisions in effect in the UK before 1 January 2021 that have now been implemented in UK domestic law. These references should be read and construed as including references to the applicable UK implementation measures with effect from 1 January 2021.

Any information contained on websites linked or reports referenced in this interim results report for the period ended 30 June 2026 on Form 6-K is for information only and will not be deemed to be incorporated by reference herein.

Non-IFRS financial information

NatWest Group prepares its financial statements in accordance with UK-adopted International Accounting Standards (IAS) and International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB). This document contains a number of non-IFRS measures, or alternative performance measures, defined under the European Securities and Markets Authority (ESMA) guidance, or non-Generally Accepted Accounting Principles (GAAP) financial measures in accordance with the Securities and Exchange Commission (SEC) regulations. These measures are adjusted for notable and other defined items which management believes are not representative of the underlying performance of the business and which distort period-on-period comparison.

The non-IFRS measures provide users of the financial statements with a consistent basis for comparing business performance between financial periods and information on elements of performance that are one-off in nature. The non-IFRS measures also include the basis of calculation for metrics that are used throughout the banking industry.

These non-IFRS measures are not a substitute for IFRS measures and a reconciliation to the closest IFRS measure is presented where appropriate. For details of the basis of preparation and reconciliation where appropriate refer to appendix ‘Non-IFRS financial measures’ on page 123.

NatWest Group - Form 6-K Interim Results 2026	4

Inside this report

NatWest Group - Form 6-K Interim Results 2026	5

NatWest Group - Form 6-K Interim Results 2026	6

H1 2026 performance summary

Chief Executive, Paul Thwaite, commented:

“NatWest Group’s strong performance in the first half of the year shows that our strategy is consistently delivering for customers and shareholders. We are growing all three of our customer businesses, becoming even more efficient and delivering market leading returns, with a Return on Equity of 14.1% and a Return on Tangible Equity of 19.7%.

Our performance is grounded in the support we provide to more than 20 million customers throughout the UK, helping them to plan, save and invest, to get on the housing ladder and to scale and grow their businesses. As a result, deposits, lending and assets under management all continued to grow over the past six months.

We are confident in the scale and capabilities we’re building and the opportunities ahead. Through our long-standing relationships, deep regional presence, and responsible adoption of AI, we are well placed to accelerate our progress by doing even more to meet our customers’ needs, as well as helping to generate growth in every nation and region of the UK.

The consistency of our performance, coupled with the completion of our Evelyn Partners acquisition, has given us the confidence to strengthen our guidance for 2026, whilst our continued capital generation means we have today announced an interim dividend of 12.0p per share and that we will consider share - buybacks from full year 2026, six months earlier than previously planned.”

Strong financial performance

We delivered a strong financial performance in H1 2026, with attributable profit of £3.0 billion, Return on Equity of 14.1% and Return on Tangible Equity (RoTE) of 19.7%. Capital generation pre-distributions was 137 basis points, before the impact of the acquisition of Evelyn Partners, and earnings per share was 38.1 pence, up 23.3% on prior year.

Strong growth as we deepen customer relationships

We are progressing well against our strategic priorities, expanding capabilities to meet more of our customers’ needs. We have three growing customer businesses, delivering strong returns, underpinned by trusted customer relationships and a proven track-record of customer assets and liabilities (CAL) expansion.

●	CAL increased by £95.2 billion, or 10.7%, in H1 2026 including £71.7 billion of assets under management and administration (AUMA) balances relating to the acquisition of Evelyn Partners and £23.5 billion, or 2.6%, of growth in our existing business.
●	In Retail Banking we are growing our share in savings and investments and have supported customers with 20% more Individual Savings Accounts (ISAs) opened, and 32% more customers now invest with us than in H1 2025. We delivered £8.2 billion of mortgage lending to First Time Buyers and continue to broaden our mortgage proposition through partnerships with Rightmove and Landbay.
●	In Private Banking & Wealth Management our focus on deepening customer relationships delivered record AUM net inflows of £2.0 billion, equivalent to 9.2% of opening balances on an annualised basis. These inflows were supported by over 45,000 customers across the Group investing with us for the first time, up more than 60% compared with H1 2025.
●	In Commercial & Institutional we continued to support long-term economic growth and maintained our leading position in UK infrastructure and project finance. We provided over £1.9 billion to the social housing sector(1) in H1 2026, keeping us on track to meet our £10 billion ambition by the end of 2028. We continue to be one of the leading banks for UK start-ups, helping 1 in 5 new businesses get started. We are strengthening the UK innovation ecosystem by expanding our Accelerator network, opening new university hubs in Brighton and York, and increasing our Venture Banking customers.

We continue to leverage simplification to drive efficiency

We continue to simplify the bank and improve productivity, delivering a 3.8 percentage point improvement in our cost:income ratio to 46.5%. Cost:income ratio (excl. litigation and conduct) improved by 2.8 percentage points to 46.0% compared with prior year, driven by around £250 million in gross cost reductions in H1 2026.

This has been driven by ongoing structural simplification and sustained investment in our technology platforms to improve productivity and deliver simpler, faster and better customer experiences. We’re continuing to improve operational leverage, with 7.1 million conversations handled by our digital assistant Cora in H1 2026, of which 3.8 million were fulfilled entirely digitally, up by 23% compared with H1 2025. We also expanded AI-enabled capabilities across Commercial & Institutional onboarding, operations and customer servicing and our first customer-facing generative AI capability launched in Bankline.

(1)Social finance and facilitation represents only a relatively small proportion of our overall financing and facilitation activities.

NatWest Group - Form 6-K Interim Results 2026	7

H1 2026 performance summary continued

Active balance sheet management to drive strong capital generation

We continued to actively manage risk through dynamic capital allocation and agile pricing, which is demonstrated in our low and stable cost of risk at 19 basis points in H1 2026.

We continue to manage lower returning capital to create capacity for redeployment, delivering £3.9 billion of benefits from RWA management actions. Increased capital velocity supports capital generation pre-distributions of 137 basis points, before the impact of the acquisition of Evelyn Partners. Our Common Equity Tier 1 (CET1) ratio of 13.2% was c.80 basis points lower than Q4 2025, c.140 basis points of which related to the acquisition of Evelyn Partners.

We continue to maintain stable and diversified sources of funding with a strong loan:deposit ratio in line with Q1 2026 of 97%, loan:deposit ratio (excl. repos and reverse repos), up one percentage point in the quarter to 90%, and liquidity position, with an average Liquidity Coverage Ratio (LCR) of 140%.

Outlook(1)

Based on our latest expectations for interest rates and economic conditions and including the impact of the Evelyn Partners acquisition,

In 2026 we expect:

●	Total income excluding notable items(2) to be around £17.9 billion, including around £275 million relating to Evelyn Partners.
●	Operating expenses, excluding litigation and conduct costs(2), of around £8.5 billion, including around £300 million relating to Evelyn Partners.
●	Loan impairment rate(2) below 25 basis points.
●	Return on Tangible Equity greater than 19%.
●	Capital generation pre-distributions of greater than 240 basis points, excluding the impact of the Evelyn Partners acquisition on 30 June 2026, equivalent to greater than 100 basis points on a reported basis.

In 2028 we continue to expect:

●	Customer assets and liabilities(2) to grow at a compound annual rate of greater than 4% from the end of 2025 to end of 2028.
●	Cost:income ratio, excluding litigation and conduct costs(2), below 45%.
●	Return on Tangible Equity greater than 18%.
●	Capital generation pre-distributions of greater than 200 basis points

Capital:

●	We continue to target a CET1 ratio of around 13.0%.
●	We continue to expect to pay ordinary dividends of around 50% of attributable profit and now expect our next share buyback announcement to be with our FY 2026 results.
●	We expect Basel 3.1 to increase RWAs by around £10 billion on 1 January 2027.
(1)

The guidance, targets, expectations and trends discussed in this section represent NatWest Group plc management’s current expectations and are subject to change, including as a result of the factors described in the NatWest Group plc Risk Factors in the 2025 Annual Report on Form 20-F and the Summary Risk Factors in this document. These statements constitute forward-looking statements. Refer to Forward-looking statements in this document.

(2)

Management does not assess the forward-looking equivalent IFRS measures for the non-IFRS measures "total income excluding notable items", "operating expenses, excluding litigation and conduct costs", "loan impairment rate" and "customer assets and liabilities" as performance indicators of the business and therefore reconciliation of these to relevant equivalent IFRS measures is not available without unreasonable efforts.

NatWest Group - Form 6-K Interim Results 2026	8

Business performance summary

	Half year ended			Quarter ended
	30 June	30 June		30 June	31 March		30 June
	2026	2025		2026	2026		2025
Summary consolidated income statement	£m	£m	Variance	£m	£m	Variance	£m	Variance
Net interest income	6,890	6,120	12.6%	3,496	3,394	3.0%	3,094	13.0%
Non-interest income	1,972	1,865	5.7%	1,008	964	4.6%	911	10.6%
Total income	8,862	7,985	11.0%	4,504	4,358	3.4%	4,005	12.5%
Litigation and conduct costs	(45)	(118)	(61.9%)	(30)	(15)	100.0%	(74)	(59.5%)
Other operating expenses	(4,076)	(3,900)	4.5%	(2,049)	(2,027)	1.1%	(1,965)	4.3%
Operating expenses	(4,121)	(4,018)	2.6%	(2,079)	(2,042)	1.8%	(2,039)	2.0%
Profit before impairment losses	4,741	3,967	19.5%	2,425	2,316	4.7%	1,966	23.3%
Impairment losses	(423)	(382)	10.7%	(140)	(283)	(50.5%)	(193)	(27.5%)
Operating profit before tax	4,318	3,585	20.4%	2,285	2,033	12.4%	1,773	28.9%
Tax charge	(1,138)	(910)	25.1%	(612)	(526)	16.3%	(439)	39.4%
Profit for the period	3,180	2,675	18.9%	1,673	1,507	11.0%	1,334	25.4%

Performance key metrics and ratios
Notable items within total income (1)	£190m	£23m	nm	£55m	£135m	(59.3%)	(£5m)	nm
Total income excluding notable items (1)	£8,672m	£7,962m	8.9%	£4,449m	£4,223m	5.4%	£4,010m	10.9%
Net interest margin (NIM) (1)	2.48%	2.28%	20bps	2.49%	2.47%	2bps	2.28%	21bps
Average interest earning assets (1)	£559bn	£542bn	3.1%	£563bn	£556bn	1.3%	£543bn	3.7%
Cost:income ratio (excl. litigation and conduct) (1)	46.0%	48.8%	(2.8%)	45.5%	46.5%	(1.0%)	49.1%	(3.6%)
Loan impairment rate (1)	19bps	19bps	—	13bps	26bps	(13bps)	19bps	(6bps)
Profit attributable to ordinary shareholders	£3,035m	£2,488m	22.0%	£1,603m	£1,432m	11.9%	£1,236m	29.7%
Total earnings per share attributable to ordinary shareholders - basic	38.1p	30.9p	7.2p	20.1p	17.9p	2.2p	15.3p	4.8p
Return on Tangible Equity (RoTE) (1)	19.7%	18.1%	1.6%	21.0%	18.2%	2.8%	17.7%	3.3%
Climate and transition finance (1,2)	£23,143m	na	na	£12,666m	£10,477m	20.9%	na	na

nm = not meaningful, na = not applicable

For the footnotes to this table refer to the following page.

NatWest Group - Form 6-K Interim Results 2026	9

Business performance summary continued

	As at
	30 June	31 March		31 December
	2026	2026		2025
Balance sheet	£bn	£bn	Variance	£bn	Variance
Total assets	745.4	749.6	(0.6%)	714.6	4.3%
Loans to customers - amortised cost	435.9	431.6	1.0%	418.9	4.1%
Loans to customers excluding central items (1,3)	406.2	396.4	2.5%	389.2	4.4%
Loans to customers and banks - amortised cost and FVOCI	447.7	444.4	0.7%	429.9	4.1%
Total impairment provisions (4)	3.6	3.7	(2.7%)	3.6	—
Expected credit loss (ECL) coverage ratio (1)	0.80%	0.84%	(4bps)	0.83%	(3bps)
Customer deposits	448.6	445.5	0.7%	443.0	1.3%
Customer deposits excluding central items (1,3)	447.6	444.8	0.6%	441.7	1.3%
Assets under management and administration (AUMA) (1)	130.6	56.7	130.3%	58.5	123.2%
Customer assets and liabilities (CAL) (1)	986.9	900.1	9.6%	891.7	10.7%
Liquidity and funding
Average Liquidity Coverage Ratio (LCR) (5)	140%	144%	(4%)	147%	(7%)
Liquidity portfolio	225	233	(3.4%)	238	(5.5%)
Average Net Stable Funding Ratio (NSFR) (5)	132%	134%	(2%)	135%	(3%)
Loan:deposit ratio (excl. repos and reverse repos) (1)	90%	89%	1%	88%	2%
Total wholesale funding (1)	93	92	1.1%	88	5.7%
Short-term wholesale funding (1)	36	29	24.1%	28	28.6%
Capital and leverage
Common Equity Tier 1 (CET1) ratio (6)	13.2%	14.3%	(110bps)	14.0%	(80bps)
Total capital ratio (6)	18.9%	19.8%	(90bps)	19.3%	(40bps)
Pro forma CET1 ratio (excl. foreseeable items) (7)	14.2%	15.9%	(170bps)	15.4%	(120bps)
Risk-weighted assets (RWAs)	199.5	196.0	1.8%	193.3	3.2%
UK leverage ratio	4.7%	4.8%	(0.1%)	4.8%	(0.1%)
Tangible net asset value (TNAV) per ordinary share (1,8)	359p	400p	(41p)	384p	(25p)
Number of ordinary shares in issue (millions) (8)	7,959	7,971	(0.2%)	7,995	(0.5%)

(1)	Refer to the Non-IFRS financial measures appendix for details of the basis of preparation and reconciliation of non-IFRS financial measures and performance metrics.
(2)

NatWest Group uses its climate and transition finance framework to determine the assets, activities, acquisition targets and companies that are eligible to be included within its target to provide £200 billion in climate and transition finance between 1 July 2025 and the end of 2030. This included both provision of committed (on and off-balance sheet) financing and facilitation. Climate and transition finance represents only a relatively small proportion of NatWest Group’s overall funding, financing and facilitation activities. The climate and transition finance framework is available on the NatWest Group website.

(3)	Central items includes Treasury repo activity.
(4)	Includes £0.1 billion relating to off-balance sheet exposures (31 March 2026 - £0.1 billion; 31 December 2025 – £0.1 billion).
(5)	Reported on an average basis in line with supervisory guidelines. The LCR is calculated as the average of the preceding 12 months. The NSFR is calculated as the average of the preceding four quarters.
(6)	Refer to the Capital, liquidity and funding risk section for details of the basis of preparation.
(7)

The pro forma CET1 ratio at 30 June 2026 excludes foreseeable items of £1,959 million: £1,517 million for ordinary dividends and £442 million foreseeable charges (31 March 2026 excludes foreseeable items of £3,161 million: £2,553 million for ordinary dividends and £608 million foreseeable charges. 31 December 2025 excludes foreseeable items of £2,758 million: £1,837 million for ordinary dividends and £921 million foreseeable charges).

(8)	The number of ordinary shares in issue excludes own shares held.

NatWest Group - Form 6-K Interim Results 2026	10

Chief Financial Officer’s review

We delivered a strong financial performance in the first half of 2026 and continued to execute against our strategic objectives, with an operating profit of £4,318 million, Return on Equity of 14.1% and RoTE of 19.7%. We have strengthened our guidance reflecting both the impact of the Evelyn Partners acquisition and our confidence in the performance of the business.

In the first half we continued to support our customers and delivered broad-based balance sheet growth, with net loans to customers up by £17.0 billion and customer deposits up by £5.6 billion. Net loans to customers excluding central items were up by £17.0 billion and customer deposits excluding central items up by £5.9 billion. Cost:income ratio was 46.5% in H1 2026 compared with 50.3% in H1 2025. Cost:income ratio (excl. litigation and conduct) was 46.0% in H1 2026 compared with 48.8% in H1 2025 as we continue to simplify the business. Our capital and liquidity position remains robust, with a CET1 ratio of 13.2% and an average LCR of 140%. Strong income generation and disciplined cost control translated into 137 basis points of capital generation pre distributions in the first half, before the impact of the acquisition of Evelyn Partners, including a further £3.9 billion of RWA management actions to create capacity for growth.

Strong growth while strengthening and deepening relationships

We are growing in ways that build and strengthen customer relationships, focusing on our priority segments and deepening customer connections.

●	Total income increased by 3.4% in Q2 2026 compared with Q1 2026 and was 11.0% higher in H1 2026 than H1 2025. Total income excluding notable items was £226 million higher than Q1 2026 reflecting lending growth, deposit margin expansion, higher trading income and the impact of one additional day. As a result, Q2 2026 net interest margin increased by 2 basis points in the quarter to 2.49%. H1 2026 total income excluding notable items was 8.9% higher than H1 2025 principally due to lending balance growth and deposit margin expansion partially offset by lower mortgage margins. We would expect total structural hedge income to increase by over £1.5 billion in 2026 compared with 2025 and over £1.0 billion in 2027 compared to 2026(1).
●	We continued to support our customers as net loans to customers increased by £17.0 billion in the first half of 2026 and £4.3 billion in the quarter to £435.9 billion. Net loans to customers excluding central items increased by £17.0 billion in the first half of 2026 and £9.8 billion in the quarter to £406.2 billion. Commercial & Institutional balances increased by £5.7 billion in the quarter, driven by growth in Corporate & Institutions and Commercial Mid-market, and Retail Banking mortgage balances increased by £3.9 billion.
●	Customer deposits increased £5.6 billion in H1 2026 and £3.1 billion during Q2 2026 to £448.6 billion. Customer deposits excluding central items increased £5.9 billion in H1 2026 and £2.8 billion during Q2 2026 to £447.6 billion. Commercial & Institutional growth of £2.5 billion in the quarter was balanced across the business. Retail Banking balances were broadly stable in the quarter as growth in fixed and variable rate ISA balances were offset by reductions in other savings balances as customers prioritise tax efficient savings options. Total term balances across the group increased to 18% compared with 17% at Q1 2026.
●	Customer assets and liabilities (CAL) increased by £95.2 billion in H1 2026 and £86.8 billion in Q2 2026, including £71.7 billion in respect of the Evelyn Partners acquisition. Existing business growth contributed £15.1 billion, or 1.7%, and £23.5 billion, or 2.6%, in Q2 2026 and H1 2026 respectively as we build towards our 2028 annual growth rate target of more than 4%.

Leveraging simplification

Our cost:income ratio in H1 2026 of 46.5% was 3.8 percentage points lower than prior year. Cost:income ratio (excl. litigation and conduct) in H1 2026 of 46.0% was 2.8 percentage points lower than prior year as we continue to make progress towards becoming a simpler, more agile and technology-driven bank, using our capabilities to support growth, productivity and trust.

●	Q2 2026 total operating expenses were £37 million higher than Q1 2026 and H1 2026 was £103 million higher than H1 2025. In Q2 2026, other operating expenses were £22 million, or 1.1%, higher than Q1 2026 as investment in our people resulted in increased reward through pay, partially offset by lower restructuring costs. H1 2026 other operating expenses were £176 million, or 4.5%, higher than H1 2025 largely due to investment in staff and technology and severance spend, as we front load our transformation plans, and transaction costs for the acquisition of Evelyn Partners. Headcount increased by around 1,800 FTE in the first half, of which around 2,200 FTE related to the Evelyn Partners acquisition, with the remaining net reduction driven by ongoing transformation activity.
(1)	The guidance, targets, expectations and trends discussed in this section represent NatWest Group plc management’s current expectations and are subject to change, including as a result of the factors described in the NatWest Group plc Risk Factors in the 2025 Annual Report on Form 20-F and the Summary Risk Factors in this document. These statements constitute forward-looking statements. Refer to Forward-looking statements in this document.

NatWest Group - Form 6-K Interim Results 2026	11

Chief Financial Officer’s review continued

Actively managing our balance sheet and risk to deliver attractive returns

We continue to proactively manage our balance sheet and maintain stable and diversified sources of funding to increase capital velocity.

●	A net impairment charge of £140 million, or 13 basis points of gross customer loans, in Q2 2026 included post model adjustment (PMA) increases of £54 million and a reduction of £18 million related to a multiple economic scenario (MES) update compared with Q1 2026. Compared with Q1 2026, our ECL provision decreased £0.2 billion to £3.6 billion and our ECL coverage ratio decreased to 0.80%. While our loan portfolio continues to demonstrate strong credit resilience, we recognise the uncertainty in the economic outlook, we retain post model adjustments of £0.3 billion.
●	The CET1 ratio decreased c.110 basis points to 13.2% in Q2 2026, including a c.140 basis points impact from the acquisition of Evelyn Partners. Capital generation pre-distributions was 73 basis points, before the impact of Evelyn Partners acquisition, and comprised 82 basis points of profit and 9 basis points of other capital movements, partially offset by 19 basis points due to the increase in RWAs, of which c.30 basis points related to business movements.
●	The average LCR of 140%, representing £44.1 billion headroom above 100% minimum requirement, decreased by 4 percentage points during Q2 2026, driven by higher lending and changes to outflow assumptions partly offset by deposit growth and issuance. Our primary liquidity at Q2 2026 was £152.0 billion, of which £72.6 billion, or 48% was cash and balances at central banks. Total wholesale funding increased by £1.6 billion in the quarter to £93.3 billion.
●	NAV per share decreased by 3 pence in the quarter to 487. TNAV per share decreased by 41 pence in the quarter to 359 pence primarily reflecting the impact of the Evelyn Partners acquisition of 37 pence and the dividend payment of 23 pence, partly offset by the attributable profit for the period of 20 pence.
●	RWAs increased by £3.5 billion in the second quarter to £199.5 billion largely reflecting franchise lending growth and £1.1 billion from the acquisition of Evelyn Partners, partially offset by a further £1.7 billion benefit from RWA management actions.

NatWest Group - Form 6-K Interim Results 2026	12

Business performance summary

Retail Banking

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2026	2025	2026	2026	2025
	£m	£m	£m	£m	£m
Total income	3,438	3,134	1,754	1,684	1,594
Operating expenses	(1,429)	(1,423)	(710)	(719)	(742)
of which: Other operating expenses	(1,430)	(1,411)	(714)	(716)	(734)
Impairment losses	(280)	(226)	(96)	(184)	(117)
Operating profit	1,729	1,485	948	781	735

Return on equity (1)	27.1%	23.8%	29.7%	24.6%	23.2%
Net interest margin (1)	2.69%	2.58%	2.69%	2.69%	2.59%
Cost:income ratio
(excl. litigation and conduct) (1)	41.6%	45.0%	40.7%	42.5%	46.0%
Loan impairment rate (1)	25bps	21bps	17bps	33bps	22bps

	As at
	30 June	31 March	31 December
	2026	2026	2025
	£bn	£bn	£bn
Net loans to customers (amortised cost)	223.5	219.4	216.1
Customer deposits	202.2	202.2	202.6
Customer assets and liabilities (CAL) (1)	427.5	423.5	420.5
RWAs	71.2	70.2	68.5

(1)	Refer to the Non-IFRS financial measures appendix for details of the basis of preparation and reconciliation of non-IFRS financial measures and performance metrics.
(2)	Climate and transition finance represents only a relatively small proportion of our overall financing and facilitation activities.

During H1 2026, Retail Banking delivered an operating profit of £1,729 million, a return on equity of 27.1%, and an improved cost:income ratio down from 45.4% in H1 2025 to 41.6% in H1 2026. Cost:income ratio (excl. litigation and conduct) was down from 45.0% in H1 2025 to 41.6% in H1 2026.

We continued to support our customer base of over 19 million to achieve their goals. We are growing our share in savings and investments and have supported customers with 20% more ISAs opened, and 32% more customers now invest with us than in H1 2025. We have delivered £8.2 billion of lending to First Time Buyers as we broaden our proposition with a partnership with Rightmove. We’re continuing to improve operational leverage, with 7.1 million conversations handled by our digital assistant Cora in H1 2026, of which 3.8 million were fulfilled entirely digitally, up by 23% compared with H1 2025.

Retail Banking provided £2.8 billion of climate and transition finance(2) in H1 2026 from lending on properties with an EPC rating of A or B.

NatWest Group - Form 6-K Interim Results 2026	13

Business performance summary continued

Retail Banking continued

H1 2026 performance

●	Total income was £304 million, or 9.7%, higher than H1 2025 reflecting deposit margin expansion from higher hedge income, growth in lending balances and higher non-interest income which benefited from an annual insurance profit share and the accelerated recognition of back book insurance income, partly offset by lower mortgage margins.
●	Net interest margin was 11 basis points higher than H1 2025 largely reflecting deposit margin expansion from higher hedge income, partially offset by lower mortgage margins.
●	Operating expenses were £6 million, or 0.4%, higher than H1 2025. Other operating expenses were £19 million, or 1.3%, higher than H1 2025 largely reflecting the annual wage award increase, higher Bank of England levy, and the inclusion of NatWest Boxed transfer from Central items & other, partially offset by the non-repeat of property exit costs.
●	An impairment charge of £280 million, compared with a £226 million charge in H1 2025, largely due to higher Stage 3 charges driven by growth and seasoning of the unsecured portfolio.
●	CAL increased by £7.0 billion, or 1.7%, in H1 2026.
●	Net loans to customers increased by £7.4 billion, or 3.4%, in H1 2026 driven by £7.2 billion, or 3.6%, higher mortgage balances and £0.2 billion, or 2.1%, higher personal advances.
●	Customer deposits were broadly stable in H1 2026, down £0.4 billion, or 0.2%, as targeted growth in ISA balances and growth in current account balances was offset by lower instant access savings balances.
●	RWAs increased by £2.7 billion, or 3.9%, in H1 2026 primarily due to book movements and model updates.

Q2 2026 performance

●	Total income was £70 million, or 4.2%, higher than Q1 2026 reflecting increased deposit hedge income, lending balance growth and higher non-interest income which benefited from the acceleration of back book insurance income, partly offset by lower mortgage margins and deposit mix impacts.
●	Net interest margin was in line with Q1 2026, as deposit margin expansion from higher hedge income was offset by lower mortgage margins and deposit mix impacts.
●	Operating expenses were £9 million, or 1.3%, lower than Q1 2026. Other operating expenses were £2 million, or 0.3%, lower than Q1 2026 reflecting the non-repeat of the Q1 2026 Bank of England levy, partially offset by higher salary costs and increased FCA fees.
●	An impairment charge of £96 million, compared with a £184 million charge in Q1 2026, largely driven by the favourable impact of the multiple economic scenarios update in Q2 2026, compared with an adverse impact in Q1 2026, along with PMA releases, and benefits from an unsecured debt sale. Portfolio trends remain broadly stable in terms of arrears and default rates.
●	CAL increased by £4.0 billion, or 0.9%, in Q2 2026.
●	Net loans to customers increased by £4.1 billion, or 1.9%, in the quarter driven by higher mortgage balances of £3.9 billion, or 1.9%, and £0.2 billion, or 2.4%, higher cards balances.
●	Customer deposits were in line with Q1 2026, reflecting strong growth in fixed and variable rate ISA balances, offset by reductions in other savings balances as customers prioritise tax efficient savings options.
●	RWAs increased by £1.0 billion, or 1.4%, in the quarter primarily due to book movements and model updates.

NatWest Group - Form 6-K Interim Results 2026	14

Business performance summary continued

Private Banking & Wealth Management

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2026	2025	2026	2026	2025
	£m	£m	£m	£m	£m
Total income	595	539	304	291	274
Operating expenses	(377)	(359)	(186)	(191)	(172)
of which: Other operating expenses	(376)	(358)	(185)	(191)	(171)
Impairment losses	(6)	(1)	—	(6)	—
Operating profit	212	179	118	94	102

Return on equity (1)	23.8%	19.8%	26.5%	21.1%	22.5%
Net interest margin (1)	2.77%	2.57%	2.81%	2.73%	2.56%
Cost:income ratio
(excl. litigation and conduct) (1)	63.2%	66.4%	60.9%	65.6%	62.4%
Loan impairment rate (1)	6bps	1bp	—	13bps	—
AUM net flows (£bn) (1)	2.0	1.5	1.1	0.9	0.7
AUMA income (1,2)	175	151	92	83	76

	As at
	30 June	31 March	31 December
	2026	2026	2025
	£bn	£bn	£bn
Net loans to customers (amortised cost)	19.0	19.0	18.9
Customer deposits	41.4	41.1	42.7
RWAs	12.4	11.4	11.4
Assets under management and administration (AUMA) (1)	130.6	56.7	58.5
of which:
Assets under management (AUM) (1)	116.4	43.3	43.7
Assets under administration (AUA) (1)	14.2	13.4	14.8
Customer assets and liabilities (CAL) (1,3)	190.1	115.5	119.0

During H1 2026, Private Banking & Wealth Management delivered an operating profit of £212 million and a return on equity of 23.8%.

Our strategy to drive deeper and broader client engagement delivered record AUM net inflows of £2.0 billion, equivalent to 9.2% of opening balances on an annualised basis. Reflecting this momentum, we increased our high net worth £3m+ CAL clients by approximately 11%, with NPS up 11 points to +64. Improving digital self-service capabilities helped us to maintain our record mobile NPS of +56. Colleague usage of AI tools increased threefold during H1 2026 and we launched AI-powered client intelligence which converts advisor calls into actionable insights to increasingly shape how we best serve clients.

We completed the transformational acquisition of Evelyn Partners on 30 June creating the UK’s leading Private Bank and Wealth Manager. We also completed the sale of Cushon during the quarter.

(1)	Refer to the Non-IFRS financial measures appendix for details of basis of preparation and reconciliation of non-IFRS financial measures and performance metrics.
(2)	AUMA income includes investment income earned across NatWest Group (excluding Cushon). Investment income includes ongoing fees as a percentage of assets and fees, charged on a per transaction basis, for advice services, trading and exchange services, protection and alternative investing services.
(3)	CAL refers to customer deposits, gross loans to customers – amortised cost and AUMA. To avoid double counting, investment cash is deducted from CAL as it is reported within customer deposits and AUMA.

NatWest Group - Form 6-K Interim Results 2026	15

Business performance summary continued

H1 2026 performance

●	Total income was £56 million, or 10.4%, higher than H1 2025 primarily reflecting deposit margin expansion from hedge income benefit and higher AUMA income driven by balance growth.
●	Net interest margin was 20 basis points higher than H1 2025 largely reflecting deposit margin expansion.
●	Operating expenses were £18 million, or 5.0%, higher than H1 2025. Other operating expenses were £18 million, or 5.0%, higher than H1 2025 primarily reflecting higher salary costs, higher investment spend and higher property and severance costs.
●	An impairment charge of £6 million in H1 2026, compared with a £1 million charge in H1 2025, driven by continued macroeconomic uncertainty through updated economic scenarios along with a revised approach to incorporating multiple economic scenarios.
●	CAL increased by £71.1 billion, or 59.7%, in H1 2026, largely reflecting the £71.7 billion acquisition of Evelyn Partners.
●	Net loans to customers increased by £0.1 billion, or 0.5%, in H1 2026, driven by an increase in personal lending.
●	Customer deposits decreased by £1.3 billion, or 3.0%, in H1 2026 largely reflecting the impact of seasonal client tax outflows.
●	AUMA balances increased by £72.1 billion in H1 2026, primarily driven by the £71.7 billion acquisition of Evelyn Partners, net inflows of £1.1 billion and positive market movements of £3.6 billion, partly offset by the £4.0 billion sale of Cushon. AUM net inflows of £2.0 billion represented 9.2% of opening balances on an annualised basis. AUA net outflows of £0.9 billion largely reflect gilt redemptions linked to seasonal client tax outflows.

Q2 2026 performance

●	Total income was £13 million, or 4.5%, higher than Q1 2026 primarily reflecting deposit margin expansion from hedge income benefit and higher AUMA income driven by balance growth.
●	Net interest margin was 8 basis points higher than Q1 2026 largely reflecting deposit margin expansion.
●	Operating expenses were £5 million, or 2.6%, lower than Q1 2026. Other operating expenses were £6 million, or 3.1%, lower than Q1 2026 primarily reflecting lower salary costs and non-repeat of the Bank of England levy in Q1 2026, partly offset by higher non-staff costs.
●	No impairment charge in Q2 2026, compared with a £6 million charge in Q1 2026, driven by lower Stage 3 charges and good book releases in Q2 2026.
●	CAL increased by £74.6 billion, or 64.6%, in Q2 2026, largely reflecting the £71.7 billion acquisition of Evelyn Partners.
●	Net loans to customers were in line with Q1 2026.
●	Customer deposits were £0.3 billion, or 0.7%, higher than Q1 2026 driven by growth in savings balances.
●	AUMA balances increased by £73.9 billion in Q2 2026, primarily driven by the £71.7 billion acquisition of Evelyn Partners, net inflows of £1.4 billion and positive market movements of £5.1 billion, partly offset by the £4.0 billion sale of Cushon. AUM net inflows of £1.1 billion represented 10.2% of opening balances on an annualised basis. AUA net inflows were £0.3 billion.

NatWest Group - Form 6-K Interim Results 2026	16

Business performance summary continued

Commercial & Institutional

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2026	2025	2026	2026	2025
	£m	£m	£m	£m	£m
Net interest income	3,367	2,955	1,725	1,642	1,496
Non-interest income	1,262	1,334	669	593	651
Total income	4,629	4,289	2,394	2,235	2,147

Operating expenses	(2,208)	(2,151)	(1,097)	(1,111)	(1,107)
of which: Other operating expenses	(2,178)	(2,062)	(1,076)	(1,102)	(1,047)
Impairment losses	(137)	(154)	(43)	(94)	(76)
Operating profit	2,284	1,984	1,254	1,030	964

Return on equity (1)	20.3%	18.6%	22.4%	18.3%	17.9%
Net interest margin (1)	2.46%	2.33%	2.45%	2.46%	2.35%
Cost:income ratio
(excl. litigation and conduct) (1)	47.1%	48.1%	44.9%	49.3%	48.8%
Loan impairment rate (1)	17bps	21bps	10bps	24bps	20bps

	As at
	30 June	31 March	31 December
	2026	2026	2025
	£bn	£bn	£bn
Net loans to customers (amortised cost)	163.7	158.0	154.2
Customer deposits	204.0	201.5	196.4
Funded assets (1)	359.1	364.0	331.4
Customer assets and liabilities (CAL) (1)	369.3	361.1	352.2
RWAs	114.5	113.0	111.9

During H1 2026, Commercial & Institutional delivered an operating profit of £2,284 million and a return on equity of 20.3%, with strong operating jaws driving an improvement in the cost:income ratio from 50.2% to 47.7% in H1 2026. Cost:income ratio (excl. litigation and conduct) improved from 48.1% in H1 2025 to 47.1% in H1 2026.

We continued to support long-term economic growth, maintaining our leading position in UK infrastructure and project finance, providing over £1.9 billion to the social housing sector(2) in H1 2026, keeping us on track to meet our £10 billion ambition by the end of 2028. We continue to be one of the leading banks for UK start-ups, helping 1 in 5 new businesses get started. We are strengthening the UK innovation ecosystem by expanding our Accelerator network, opening new university hubs in Brighton and York, and increasing our Venture Banking customers. We also expanded AI-enabled capabilities across onboarding, operations and customer servicing, with five agents now live supporting our colleagues in core processes and our first customer-facing GenAI capability launched to help customers with Bankline queries.

(1)	Refer to the Non-IFRS financial measures appendix for details of the basis of preparation and reconciliation of non-IFRS financial measures and performance metrics.
(2)	Social finance and facilitation represents only a relatively small proportion of our overall financing and facilitation activities.

NatWest Group - Form 6-K Interim Results 2026	17

Business performance summary continued

Commercial & Institutional provided £20.2 billion of climate and transition finance(3) in H1 2026 to support customers investing in the transition to net zero.

H1 2026 performance

●	Total income was £340 million, or 7.9%, higher than H1 2025 primarily reflecting higher deposit income as a result of higher customer balances, higher hedge income and lending growth across all businesses, partially offset by lower markets trading income.
●	Net interest margin was 13 basis points higher than H1 2025 primarily reflecting deposit margin expansion.
●	Operating expenses were £57 million, or 2.6%, higher than H1 2025. Other operating expenses were £116 million, or 5.6%, higher than H1 2025 reflecting increased inflation, continued investment in the business and higher restructuring costs, partly offset by continued business simplification.
●	An impairment charge of £137 million in H1 2026, compared with a £154 million charge in H1 2025 reflecting lower Stage 3 charges, partially offset by higher good book charges.
●	CAL increased by £17.1 billion, or 4.9%, in H1 2026.
●	Net loans to customers increased by £9.5 billion, or 6.2%, in H1 2026 due to broad based growth, partly offset by UK Government scheme repayments of £0.8 billion.
●	Customer deposits increased by £7.6 billion, or 3.9%, in H1 2026 largely reflecting growth within Corporate & Institutions and Business Banking.
●	RWAs increased by £2.6 billion, or 2.3%, in H1 2026 primarily driven by book movements, partly offset by RWA management actions.

Q2 2026 performance

●	Total income was £159 million, or 7.1%, higher than Q1 2026 primarily due to higher deposit income as a result of higher customer balances and hedge income, continued lending growth and higher markets trading revenues and debt capital market underwriting fees.
●	Net interest margin was 1 basis point lower than Q1 2026 primarily reflecting mix of lending growth.
●	Operating expenses were £14 million, or 1.3%, lower than Q1 2026. Other operating expenses were £26 million, or 2.4%, lower than Q1 2026 primarily reflecting lower investment spend, lower restructuring costs, partly offset by increased FCA fees.
●	An impairment charge of £43 million in Q2 2026 compared with a £94 million charge in Q1 2026 reflecting lower good book charges, driven by updates to multiple economic scenarios.
●	CAL increased by £8.2 billion, or 2.3%, in Q2 2026.
●	Net loans to customers increased by £5.7 billion, or 3.6%, in Q2 2026 principally due to growth within Corporate & Institutions and Commercial Mid-market, partly offset by UK Government scheme repayments of £0.4 billion.
●	Customer deposits increased by £2.5 billion, or 1.2%, in Q2 2026 reflecting growth across all businesses.
●	RWAs increased by £1.5 billion, or 1.3%, in Q2 2026 primarily driven by book movements, partly offset by RWA management actions, lower market risk and currency impacts.
(3)	Climate and transition finance represents only a relatively small proportion of our overall financing and facilitation activities.

NatWest Group - Form 6-K Interim Results 2026	18

Business performance summary continued

Central items & other

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2026	2025	2026	2026	2025
	£m	£m	£m	£m	£m
Total income	200	23	52	148	(10)
Operating expenses	(107)	(85)	(86)	(21)	(18)
of which: Other operating expenses	(92)	(69)	(74)	(18)	(13)
Impairment (losses)/releases	—	(1)	(1)	1	—
Operating profit/(loss)	93	(63)	(35)	128	(28)

	As at
	30 June	31 March	31 December
	2026	2026	2025
	£bn	£bn	£bn
Net loans to customers (amortised cost)	29.7	35.2	29.7
Customer deposits	1.0	0.7	1.3
RWAs	1.4	1.4	1.5

H1 2026 performance

●	Total income was £177 million higher than H1 2025 primarily reflecting foreign exchange recycling gains including the wind - down of Ulydien Designated Activity Company and higher gains on interest and FX risk management derivatives not in hedge accounting relationships.
●	Operating expenses were £22 million, or 25.9%, higher than H1 2025. Other operating expenses were £23 million, or 33.3%, higher than H1 2025 primarily reflecting £28 million Evelyn Partners transaction costs and recognition of a charge relating to historical VAT matters, partially offset by the impact of the NatWest Boxed transfer to Retail Banking.

Q2 2026 performance

●	Total income was £96 million lower than Q1 2026 primarily driven by lower FX recycling gains and lower gains on interest and FX risk management derivatives not in hedge accounting relationships.
●	Operating expenses were £65 million higher than Q1 2026. Other operating expenses were £56 million higher than Q1 2026 including a charge relating to historical VAT matters.
●	Net loans to customers decreased by £5.5 billion in Q2 2026 driven by reverse repo activity in Treasury.

NatWest Group - Form 6-K Interim Results 2026	19

Segment performance

	Half year ended 30 June 2026
		Private Banking
	Retail	& Wealth	Commercial	Central items	Total NatWest
	Banking	Management	& Institutional	& other	Group
	£m	£m	£m	£m	£m
Income statement
Net interest income	3,165	398	3,367	(40)	6,890
Own credit adjustments	—	—	2	—	2
Other non-interest income	273	197	1,260	240	1,970
Total income	3,438	595	4,629	200	8,862
Direct expenses	(430)	(126)	(783)	(2,737)	(4,076)
Indirect expenses	(1,000)	(250)	(1,395)	2,645	—
Other operating expenses	(1,430)	(376)	(2,178)	(92)	(4,076)
Litigation and conduct costs	1	(1)	(30)	(15)	(45)
Operating expenses	(1,429)	(377)	(2,208)	(107)	(4,121)
Operating profit before impairment losses	2,009	218	2,421	93	4,741
Impairment losses	(280)	(6)	(137)	—	(423)
Operating profit	1,729	212	2,284	93	4,318

Income excluding notable items (1)	3,438	595	4,627	12	8,672

Additional information
Return on Tangible Equity (1)	na	na	na	na	19.7%
Return on equity (1)	27.1%	23.8%	20.3%	nm	na
Cost:income ratio (excl. litigation and conduct) (1)	41.6%	63.2%	47.1%	nm	46.0%
Total assets (£bn)	247.5	32.9	422.1	42.9	745.4
Funded assets (£bn) (1)	247.5	32.9	359.1	42.7	682.2
Net loans to customers - amortised cost (£bn)	223.5	19.0	163.7	29.7	435.9
Loan impairment rate (1)	25bps	6bps	17bps	nm	19bps
Impairment provisions (£bn)	(1.8)	(0.1)	(1.7)	—	(3.6)
Impairment provisions - Stage 3 (£bn)	(1.1)	(0.1)	(0.9)	—	(2.1)
Customer deposits (£bn)	202.2	41.4	204.0	1.0	448.6
Total customer assets and liabilities (CAL) (£bn) (1)	427.5	190.1	369.3	na	986.9
Risk-weighted assets (RWAs) (£bn)	71.2	12.4	114.5	1.4	199.5
RWA equivalent (RWAe) (£bn)	72.0	12.4	115.4	1.6	201.4
Employee numbers (FTEs - thousands)	12.1	4.4	12.7	31.3	60.5
Third party customer asset rate (1)	4.43%	4.56%	5.55%	nm	nm
Third party customer funding rate (1)	(1.59%)	(2.35%)	(1.38%)	nm	nm
Average interest earning assets (£bn) (1)	237.1	29.0	276.3	na	559.5
Net interest margin (1)	2.69%	2.77%	2.46%	na	2.48%

nm = not meaningful, na = not applicable

(1)	Refer to the Non-IFRS financial measures appendix for details of the basis of preparation and reconciliation of non-IFRS financial measures and performance metrics.

NatWest Group - Form 6-K Interim Results 2026	20

Segment performance continued

	Half year ended 30 June 2025
		Private Banking
	Retail	& Wealth	Commercial	Central items	Total NatWest
	Banking	Management	& Institutional	& other	Group
	£m	£m	£m	£m	£m
Income statement
Net interest income	2,922	363	2,955	(120)	6,120
Own credit adjustments	—	—	3	—	3
Other non-interest income	212	176	1,331	143	1,862
Total income	3,134	539	4,289	23	7,985
Direct expenses	(396)	(122)	(782)	(2,600)	(3,900)
Indirect expenses	(1,015)	(236)	(1,280)	2,531	—
Other operating expenses	(1,411)	(358)	(2,062)	(69)	(3,900)
Litigation and conduct costs	(12)	(1)	(89)	(16)	(118)
Operating expenses	(1,423)	(359)	(2,151)	(85)	(4,018)
Operating profit/(loss) before impairment losses	1,711	180	2,138	(62)	3,967
Impairment losses	(226)	(1)	(154)	(1)	(382)
Operating profit/(loss)	1,485	179	1,984	(63)	3,585

Income excluding notable items (1)	3,134	539	4,286	3	7,962

Additional information
Return on Tangible Equity (1)	na	na	na	na	18.1%
Return on equity (1)	23.8%	19.8%	18.6%	nm	na
Cost:income ratio (excl. litigation and conduct) (1)	45.0%	66.4%	48.1%	nm	48.8%
Total assets (£bn)	238.6	29.1	414.9	48.2	730.8
Funded assets (£bn) (1)	238.6	29.1	343.1	47.0	657.8
Net loans to customers - amortised cost (£bn)	214.3	18.6	147.2	27.0	407.1
Loan impairment rate (1)	21bps	1bp	21bps	nm	19bps
Impairment provisions (£bn)	(1.9)	(0.1)	(1.7)	—	(3.7)
Impairment provisions - Stage 3 (£bn)	(1.1)	—	(1.1)	—	(2.2)
Customer deposits (£bn)	196.6	41.3	197.9	1.0	436.8
Total customer assets and liabilities (CAL) (£bn) (1)	412.8	110.5	346.7	na	870.0
Risk-weighted assets (RWAs) (£bn)	69.4	11.5	107.8	1.4	190.1
RWA equivalent (RWAe) (£bn)	70.0	11.5	108.8	2.0	192.3
Employee numbers (FTEs - thousands)	11.8	2.1	12.8	32.5	59.2
Third party customer asset rate (1)	4.31%	4.78%	6.12%	nm	nm
Third party customer funding rate (1)	(1.83%)	(2.82%)	(1.65%)	nm	nm
Average interest earning assets (£bn) (1)	228.2	28.4	255.4	na	542.4
Net interest margin (1)	2.58%	2.57%	2.33%	na	2.28%

nm = not meaningful, na = not applicable

(1)	Refer to the Non-IFRS financial measures appendix for details of the basis of preparation and reconciliation of non-IFRS financial measures and performance metrics.

NatWest Group - Form 6-K Interim Results 2026	21

Segment performance continued

	Quarter ended 30 June 2026
		Private Banking
	Retail	& Wealth	Commercial	Central items	Total NatWest
	Banking	Management	& Institutional	& other	Group
	£m	£m	£m	£m	£m
Income statement
Net interest income	1,603	202	1,725	(34)	3,496
Own credit adjustments	—	—	(1)	—	(1)
Other non-interest income	151	102	670	86	1,009
Total income	1,754	304	2,394	52	4,504
Direct expenses	(248)	(68)	(404)	(1,329)	(2,049)
Indirect expenses	(466)	(117)	(672)	1,255	—
Other operating expenses	(714)	(185)	(1,076)	(74)	(2,049)
Litigation and conduct costs	4	(1)	(21)	(12)	(30)
Operating expenses	(710)	(186)	(1,097)	(86)	(2,079)
Operating profit/(loss) before impairment losses	1,044	118	1,297	(34)	2,425
Impairment losses	(96)	—	(43)	(1)	(140)
Operating profit/(loss)	948	118	1,254	(35)	2,285

Income excluding notable items (1)	1,754	304	2,395	(4)	4,449

Additional information
Return on Tangible Equity (1)	na	na	na	na	21.0%
Return on equity (1)	29.7%	26.5%	22.4%	nm	na
Cost:income ratio (excl. litigation and conduct) (1)	40.7%	60.9%	44.9%	nm	45.5%
Total assets (£bn)	247.5	32.9	422.1	42.9	745.4
Funded assets (£bn) (1)	247.5	32.9	359.1	42.7	682.2
Net loans to customers - amortised cost (£bn)	223.5	19.0	163.7	29.7	435.9
Loan impairment rate (1)	17bps	—	10bps	nm	13bps
Impairment provisions (£bn)	(1.8)	(0.1)	(1.7)	—	(3.6)
Impairment provisions - Stage 3 (£bn)	(1.1)	(0.1)	(0.9)	—	(2.1)
Customer deposits (£bn)	202.2	41.4	204.0	1.0	448.6
Total customer assets and liabilities (CAL) (£bn) (1)	427.5	190.1	369.3	na	986.9
Risk-weighted assets (RWAs) (£bn)	71.2	12.4	114.5	1.4	199.5
RWA equivalent (RWAe) (£bn)	72.0	12.4	115.4	1.6	201.4
Employee numbers (FTEs - thousands)	12.1	4.4	12.7	31.3	60.5
Third party customer asset rate (1)	4.42%	4.58%	5.55%	nm	nm
Third party customer funding rate (1)	(1.59%)	(2.35%)	(1.40%)	nm	nm
Average interest earning assets (£bn) (1)	238.7	28.8	282.1	na	562.6
Net interest margin (1)	2.69%	2.81%	2.45%	na	2.49%

nm = not meaningful, na = not applicable

(1)	Refer to the Non-IFRS financial measures appendix for details of the basis of preparation and reconciliation of non-IFRS financial measures and performance metrics.

NatWest Group - Form 6-K Interim Results 2026	22

Segment performance continued

	Quarter ended 31 March 2026
		Private Banking
	Retail	& Wealth	Commercial	Central items	Total NatWest
	Banking	Management	& Institutional	& other	Group
	£m	£m	£m	£m	£m
Income statement
Net interest income	1,562	196	1,642	(6)	3,394
Own credit adjustments	—	—	3	—	3
Other non-interest income	122	95	590	154	961
Total income	1,684	291	2,235	148	4,358
Direct expenses	(182)	(58)	(379)	(1,408)	(2,027)
Indirect expenses	(534)	(133)	(723)	1,390	—
Other operating expenses	(716)	(191)	(1,102)	(18)	(2,027)
Litigation and conduct costs	(3)	—	(9)	(3)	(15)
Operating expenses	(719)	(191)	(1,111)	(21)	(2,042)
Operating profit before impairment losses/releases	965	100	1,124	127	2,316
Impairment (losses)/releases	(184)	(6)	(94)	1	(283)
Operating profit	781	94	1,030	128	2,033

Income excluding notable items (1)	1,684	291	2,232	16	4,223

Additional information
Return on Tangible Equity (1)	na	na	na	na	18.2%
Return on equity (1)	24.6%	21.1%	18.3%	nm	na
Cost:income ratio (excl. litigation and conduct) (1)	42.5%	65.6%	49.3%	nm	46.5%
Total assets (£bn)	243.4	29.5	430.2	46.5	749.6
Funded assets (£bn) (1)	243.4	29.5	364.0	46.3	683.2
Net loans to customers - amortised cost (£bn)	219.4	19.0	158.0	35.2	431.6
Loan impairment rate (1)	33bps	13bps	24bps	nm	26bps
Impairment provisions (£bn)	(1.9)	(0.1)	(1.7)	—	(3.7)
Impairment provisions - Stage 3 (£bn)	(1.2)	(0.1)	(1.0)	0.1	(2.2)
Customer deposits (£bn)	202.2	41.1	201.5	0.7	445.5
Total customer assets and liabilities (CAL) (£bn) (1)	423.5	115.5	361.1	na	900.1
Risk-weighted assets (RWAs) (£bn)	70.2	11.4	113.0	1.4	196.0
RWA equivalent (RWAe) (£bn)	71.3	11.4	114.0	1.8	198.5
Employee numbers (FTEs - thousands)	12.3	2.1	12.9	31.4	58.7
Third party customer asset rate (1)	4.43%	4.54%	5.56%	nm	nm
Third party customer funding rate (1)	(1.60%)	(2.35%)	(1.36%)	nm	nm
Average interest earning assets (£bn) (1)	235.5	29.1	270.6	na	556.3
Net interest margin (1)	2.69%	2.73%	2.46%	na	2.47%

nm = not meaningful, na = not applicable

(1)	Refer to the Non-IFRS financial measures appendix for details of the basis of preparation and reconciliation of non-IFRS financial measures and performance metrics.

NatWest Group - Form 6-K Interim Results 2026	23

Segment performance continued

	Quarter ended 30 June 2025
		Private Banking
	Retail	& Wealth	Commercial	Central items	Total NatWest
	Banking	Management	& Institutional	& other	Group
	£m	£m	£m	£m	£m
Income statement
Net interest income	1,484	182	1,496	(68)	3,094
Own credit adjustments	—	—	(3)	—	(3)
Other non-interest income	110	92	654	58	914
Total income	1,594	274	2,147	(10)	4,005
Direct expenses	(230)	(63)	(403)	(1,269)	(1,965)
Indirect expenses	(504)	(108)	(644)	1,256	—
Other operating expenses	(734)	(171)	(1,047)	(13)	(1,965)
Litigation and conduct costs	(8)	(1)	(60)	(5)	(74)
Operating expenses	(742)	(172)	(1,107)	(18)	(2,039)
Operating profit/(loss) before impairment losses	852	102	1,040	(28)	1,966
Impairment losses	(117)	—	(76)	—	(193)
Operating profit/(loss)	735	102	964	(28)	1,773

Income excluding notable items (1)	1,594	274	2,150	(8)	4,010

Additional information
Return on Tangible Equity (1)	na	na	na	na	17.7%
Return on equity (1)	23.2%	22.5%	17.9%	nm	na
Cost:income ratio (excl. litigation and conduct) (1)	46.0%	62.4%	48.8%	nm	49.1%
Total assets (£bn)	238.6	29.1	414.9	48.2	730.8
Funded assets (£bn) (1)	238.6	29.1	343.1	47.0	657.8
Net loans to customers - amortised cost (£bn)	214.3	18.6	147.2	27.0	407.1
Loan impairment rate (1)	22bps	—	20bps	nm	19bps
Impairment provisions (£bn)	(1.9)	(0.1)	(1.7)	—	(3.7)
Impairment provisions - Stage 3 (£bn)	(1.1)	—	(1.1)	—	(2.2)
Customer deposits (£bn)	196.6	41.3	197.9	1.0	436.8
Total customer assets and liabilities (CAL) (£bn) (1)	412.8	110.5	346.7	na	870.0
Risk-weighted assets (RWAs) (£bn)	69.4	11.5	107.8	1.4	190.1
RWA equivalent (RWAe) (£bn)	70.0	11.5	108.8	2.0	192.3
Employee numbers (FTEs - thousands)	11.8	2.1	12.8	32.5	59.2
Third party customer asset rate (1)	4.32%	4.74%	6.00%	nm	nm
Third party customer funding rate (1)	(1.79%)	(2.74%)	(1.60%)	nm	nm
Average interest earning assets (£bn) (1)	230.0	28.5	255.6	na	543.2
Net interest margin (1)	2.59%	2.56%	2.35%	na	2.28%

nm = not meaningful, na = not applicable

(1)	Refer to the Non-IFRS financial measures appendix for details of the basis of preparation and reconciliation of non-IFRS financial measures and performance metrics.

NatWest Group - Form 6-K Interim Results 2026	24

Capital and risk management

Capital, liquidity and funding risk

Introduction

NatWest Group takes a comprehensive approach to the management of capital, liquidity and funding, underpinned by frameworks, risk appetite and policies, to manage and mitigate capital, liquidity and funding risks. The framework ensures the tools and capability are in place to facilitate the management and mitigation of risk ensuring that NatWest Group operates within its regulatory requirements and risk appetite.

Key developments since 31 December 2025

CET1 ratio 13.2% (2025 - 14.0%)

The CET1 ratio decreased by 80 basis points to 13.2% due to a £0.8 billion decrease in CET1 capital and a £6.2 billion increase in RWAs.

The CET1 capital decrease was mainly driven by an increase in regulatory deductions following the acquisition of Evelyn Partners of £2.7 billion and a foreseeable ordinary dividend accrual of £1.5 billion. This was partially offset by an attributable profit to ordinary shareholders of £3.0 billion.

RWAs £199.5bn (2025 - £193.3bn)

Total RWAs increased by £6.2 billion to £199.5 billion during H1 2026 reflecting:

●
a net increase in credit risk RWA's of £5.3 billion, primarily driven by franchise lending growth, CRD IV model updates, movements in risk metrics and an increase from the acquisition of Evelyn Partners. These movements were partially offset by the benefit of RWA management actions;
●
an increase in operational risk RWAs of £0.7 billion driven by the acquisition of Evelyn Partners;
●
an increase in counterparty credit risk RWAs of £0.2 billion, primarily due to an update to the approach to determining collateral liquidity in securities financing transactions and CRD IV model updates.

UK leverage ratio 4.7% (2025 - 4.8%)

The leverage ratio decreased by 10 basis points to 4.7% due to a £18.1 billion increase in leverage exposure and a £0.2 billion decrease in Tier 1 capital. The key drivers of the leverage exposure movement were an increase in other financial assets and other assets partially offset by an increase in regulatory deductions.

MREL ratio 30.6% (2025 - 31.9%)

The Minimum Requirements of own funds and Eligible Liabilities (MREL) ratio decreased by 130 basis points to 30.6% driven by a £6.2 billion increase in RWAs and a £0.5 billion decrease in MREL.

MREL decreased to £61.1 billion driven by a £0.8 billion decrease in CET1 capital and a £0.9 billion decrease in senior unsecured debt, offset by the issuance of a £0.5 billion Additional Tier 1 instrument and a $0.8 billion subordinated debt Tier 2 instrument. The decrease in senior unsecured debt was mainly driven by redemptions totalling £2.4 billion offset by new issuances totalling £1.6 billion.

Liquidity portfolio £224.6bn (2025 - £237.9bn)

The liquidity portfolio decreased by £13.3 billion to £224.6 billion compared with Q4 2025. Primary liquidity decreased by £5.2 billion to £152.0 billion, driven by lending growth and the acquisition of Evelyn Partners partially offset by issuance. Secondary liquidity decreased by £8.1 billion due to reduced pre-positioned collateral at the Bank of England.

LCR average 140% (2025 - 147%)	The average Liquidity Coverage Ratio (LCR) decreased by 7% to 140% during H1 2026, due to higher lending and changes to outflows assumptions partially offset by deposit growth and issuance.

NSFR average 132% (2025 - 135%)	The average Net Stable Funding Ratio (NSFR) decreased by 3% to 132% during H1 2026, due to higher lending partially offset by deposit growth.

NatWest Group - Form 6-K Interim Results 2026	25

Capital and risk management continued

Capital, liquidity and funding risk continued

Maximum Distributable Amount (MDA) and Minimum Capital Requirements

NatWest Group is subject to minimum capital requirements relative to RWAs. The table below summarises the minimum capital requirements (the sum of Pillar 1 and Pillar 2A), and the additional capital buffers which are held in excess of the regulatory minimum requirements and are usable in stress.

Where the CET1 ratio falls below the sum of the minimum capital and the combined buffer requirement, there is a subsequent automatic restriction on the amount available to service discretionary payments (including AT1 coupons), known as the MDA. Note that different capital requirements apply to individual legal entities or sub-groups and that the table shown does not reflect any incremental PRA buffer requirements, which are not disclosable.

The current capital position provides significant headroom above both NatWest Group’s minimum requirements and its MDA threshold requirements.

Type	CET1	Total Tier 1	Total capital
Pillar 1 requirements	4.5%	6.0%	8.0%
Pillar 2A requirements	1.6%	2.2%	2.9%
Minimum Capital Requirements	6.1%	8.2%	10.9%
Capital conservation buffer	2.5%	2.5%	2.5%
Countercyclical capital buffer (1)	1.7%	1.7%	1.7%
MDA threshold (2)	10.3%	n/a	n/a
Overall capital requirement	10.3%	12.4%	15.1%
Capital ratios at 30 June 2026	13.2%	15.7%	18.9%
Headroom (3,4)	2.9%	3.3%	3.8%
(1)	The UK countercyclical buffer (CCyB) rate is currently being maintained at 2%. This may vary in either direction in the future subject to how risks develop. Foreign exposures may be subject to different CCyB rates depending on the rate set in those jurisdictions.
(2)	Pillar 2A requirements for NatWest Group are set as a variable amount with the exception of some fixed add-ons.
(3)	The headroom does not reflect excess distributable capital and may vary over time.
(4)	Headroom as at 31 December 2025 was CET1 3.7%, Total Tier 1 4.0% and Total Capital 4.2%.

Leverage ratios

The table below summarises the minimum ratios of capital to leverage exposure under the binding PRA UK leverage framework applicable for NatWest Group.

Type	CET1	Total Tier 1
Minimum ratio	2.44%	3.25%
Countercyclical leverage ratio buffer (1)	0.6%	0.6%
Total	3.04%	3.85%

(1)The countercyclical leverage ratio buffer is set at 35% of NatWest Group’s CCyB.

Liquidity and funding ratios

The table below summarises the minimum requirements for key liquidity and funding metrics under the PRA framework.

Type
Liquidity Coverage Ratio (LCR)	100%
Net Stable Funding Ratio (NSFR)	100%

NatWest Group - Form 6-K Interim Results 2026	26

Capital and risk management continued

Capital, liquidity and funding risk continued

Capital and leverage ratios

The table below sets out the key capital and leverage metrics in accordance with current PRA rules.

	30 June	31 December
	2026	2025
Capital adequacy ratios	%	%
CET1	13.2	14.0
Tier 1	15.7	16.4
Total	18.9	19.3

RWAs	£m	£m
Credit risk	160,892	155,610
Counterparty credit risk	7,768	7,609
Market risk	4,493	4,474
Operational risk	26,327	25,595
Total RWAs	199,480	193,288

Capital	£m	£m
CET1	26,306	27,066
Tier 1	31,376	31,621
Total	37,651	37,375

Leverage ratios	£m	£m
Tier 1 capital	31,376	31,621
UK leverage exposure	673,021	654,954
UK leverage ratio (%)	4.7%	4.8%
UK average Tier 1 capital	32,235	32,296
UK average leverage exposure	675,637	657,670
UK average leverage ratio (%)	4.8%	4.9%

NatWest Group - Form 6-K Interim Results 2026	27

Capital and risk management continued

Capital, liquidity and funding risk continued

Capital and leverage ratios continued

	30 June	31 December
	2026	2025
Leverage	£m	£m
Cash and balances at central banks	76,743	85,182
Trading assets	47,366	46,537
Derivatives	63,157	60,789
Financial assets	529,802	505,609
Other assets	28,299	16,436
Total assets	745,367	714,553
Derivatives
- netting and variation margin	(59,853)	(58,769)
- potential future exposures	18,529	18,155
Securities financing transactions gross up	1,301	2,593
Other off balance sheet items	62,862	70,909
Regulatory deductions and other adjustments	(21,116)	(9,699)
Claims on central banks	(73,311)	(81,616)
Exclusion of bounce back loans	(758)	(1,172)
UK leverage exposure	673,021	654,954
UK leverage ratio (%)	4.7	4.8

NatWest Group - Form 6-K Interim Results 2026	28

Capital and risk management continued

Capital, liquidity and funding risk continued

Capital flow statement

The table below analyses the movement in CET1, AT1 and Tier 2 capital for the half year ended 30 June 2026.

	CET1	AT1	Tier 2	Total
	£m	£m	£m	£m
At 31 December 2025	27,066	4,555	5,754	37,375
Attributable profit for the period	3,035	—	—	3,035
Foreseeable ordinary dividends	(1,517)	—	—	(1,517)
Foreign exchange reserve	(158)	—	—	(158)
FVOCI reserve	51	—	—	51
Own credit	(6)	—	—	(6)
Share based remuneration and shares vested under employee share schemes	123	—	—	123
Goodwill and intangibles deduction (1)	(2,471)	—	—	(2,471)
Deferred tax assets	69	—	—	69
Prudential valuation adjustments	15	—	—	15
Issuances of capital instruments	—	500	553	1,053
Other capital instrument movements (2)	—	15	(87)	(72)
Expected loss less impairment	89	—	—	89
Other movements	10	—	55	65
At 30 June 2026	26,306	5,070	6,275	37,651

(1)	Goodwill and intangibles deduction movement includes £2.7 billion related to the acquisition of Evelyn Partners.
(2)	Other capital instrument movements include foreign exchange movements, accrued interest and fair value adjustments to capital instruments.

●	For CET1 movements refer to the key points on page 25.
●	Additional Tier 1 movement of £0.5 billion relates to a £0.5 billion 7.500% Reset Perpetual Subordinated Contingent Convertible Additional Tier 1 Capital Note issued in June 2026.
●	Tier 2 movements of £0.5 billion include an increase of £0.6 billion for a $0.8 billion 5.908% Fixed-to-Fixed Reset Rate Subordinated Tier 2 Note issued in March 2026.
●	Within other movements for Tier 2 capital, there is an increase as a result of excess IRB provisions over expected losses in the period.

Capital generation pre-distributions

	30 June	31 December
	2026	2025
	£m	£m
CET1	26,306	27,066
CET1 capital pre-distributions (1)	27,823	31,171
RWAs	199,480	193,288

CET1 ratio (%) - opening at 1 January	14.00	13.61
CET1 pre-distributions (%) - closing	13.95	16.13
Capital generation pre-distributions (%) (1,2)	(0.05)	2.52

(1)	The calculation of capital generation pre-distributions uses CET1 capital pre-distributions. Distributions include ordinary dividends paid, foreseeable ordinary dividends and share buybacks.
(2)	The capital generation pre-distributions is including the day 1 impact of the acquisition of Evelyn Partners. Excluding the impact of this, capital generation pre-distributions would be 1.37%.

NatWest Group - Form 6-K Interim Results 2026	29

Capital and risk management continued

Capital, liquidity and funding risk continued

Capital resources

NatWest Group’s regulatory capital is assessed against minimum requirements that are set out under the UK CRR to determine the strength of its capital base. This note shows a reconciliation of shareholders’ equity to regulatory capital.

	30 June	31 December
	2026	2025
	£m	£m
Shareholders' equity (excluding non-controlling interests)
Shareholders' equity	43,818	42,599
Other equity instruments	(5,070)	(4,571)
	38,748	38,028
Regulatory adjustments and deductions
Own credit	36	42
Defined benefit pension fund adjustment	(190)	(187)
Cash flow hedging reserve	780	752
Deferred tax assets	(735)	(804)
Prudential valuation adjustments	(152)	(167)
Goodwill and other intangible assets	(9,857)	(7,386)
Expected loss less impairment	—	(89)
Foreseeable ordinary dividends	(1,517)	(1,837)
Adjustment for trust assets (1)	(365)	(365)
Foreseeable charges (2)	(442)	(921)
	(12,442)	(10,962)
CET1 capital	26,306	27,066
Additional Tier 1 (AT1) capital
Qualifying instruments and related share premium	5,070	4,555
AT1 capital	5,070	4,555
Tier 1 capital	31,376	31,621
Qualifying Tier 2 capital
Qualifying instruments and related share premium	6,220	5,754
Other regulatory adjustments	55	—
Tier 2 capital	6,275	5,754
Total regulatory capital	37,651	37,375

(1)	Prudent deduction in respect of agreement with the pension fund to establish legal structure to remove dividend linked contribution.
(2)	For June 2026, the foreseeable charge of £442 million relates to a share buyback.

NatWest Group - Form 6-K Interim Results 2026	30

Capital and risk management continued

Capital, liquidity and funding risk continued

Minimum requirements of own funds and eligible liabilities (MREL)

The following table illustrates the components of MREL in NatWest Group and operating subsidiaries.

	30 June 2026				31 December 2025
		Balance	Regulatory	MREL		Balance	Regulatory	MREL
	Par value (1)	sheet value	value	Value (2)	Par value (1)	sheet value	value	Value (2)
	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
CET1 capital (3)	26.3	26.3	26.3	26.3	27.1	27.1	27.1	27.1
Tier 1 capital: end-point CRR compliant AT1
of which: NatWest Group plc (holdco)	5.1	5.1	5.1	5.1	4.6	4.6	4.6	4.6
of which: NatWest Group plc operating subsidiaries (opcos)	—	—	—	—	—	—	—	—
	5.1	5.1	5.1	5.1	4.6	4.6	4.6	4.6
Tier 1 capital: end-point CRR non-compliant
of which: holdco	—	—	—	—	—	—	—	—
of which: opcos	0.1	0.1	—	—	0.1	0.1	—	—
	0.1	0.1	—	—	0.1	0.1	—	—
Tier 2 capital: end-point CRR compliant
of which: holdco	6.3	6.2	6.2	6.2	5.8	5.7	5.8	5.8
of which: opcos	—	—	—	—	—	—	—	—
	6.3	6.2	6.2	6.2	5.8	5.7	5.8	5.8
Tier 2 capital: end-point CRR non-compliant
of which: holdco	—	—	—	—	—	—	—	—
of which: opcos	0.2	0.3	—	—	0.2	0.3	—	—
	0.2	0.3	—	—	0.2	0.3	—	—
Senior unsecured debt securities
of which: holdco	23.5	23.4	—	23.4	25.4	25.4	—	24.3
of which: opcos	42.7	42.6	—	—	37.5	37.6	—	—
	66.2	66.0	—	23.4	62.9	63.0	—	24.3
Tier 2 capital
Other regulatory adjustments	—	—	0.1	0.1	—	—	—	—

Total	104.2	104.0	37.7	61.1	100.7	100.8	37.4	61.6
RWAs				199.5				193.3
UK leverage exposure				673.0				655.0
MREL as a ratio of RWAs				30.6%				31.9%
MREL as a ratio of UK leverage exposure				9.1%				9.4%

(1)Par value reflects the nominal value of securities issued.

(2)

MREL value reflects NatWest Group’s interpretation of the Bank of England’s current approach to setting MREL. Effective from 1 January 2026, MREL values are based on full accounting value of eligible instruments in accordance with the revised MREL Statement of Policy (July 2025), whereas NatWest Group previously reflected MREL values based on the par value of eligible instruments. Liabilities excluded from MREL include instruments with less than one year remaining to maturity, structured debt, operating company senior debt, and other instruments that do not meet the MREL eligibility criteria. The MREL calculation includes Tier 1 and Tier 2 securities before the application of any regulatory caps or adjustments. Comparative figures as at 31 December 2025 have not been restated and continue to be presented on the basis of the previous Statement of Policy (December 2021).

(3)Shareholders’ equity was £43.8 billion (2025 - £42.6 billion).

NatWest Group - Form 6-K Interim Results 2026	31

Capital and risk management continued

Capital, liquidity and funding risk continued

Minimum requirements of own funds and eligible liabilities (MREL) continued

The following table illustrates the components of the stock of outstanding issuance in NatWest Group plc and its operating subsidiaries including external and internal issuances.

			NatWest				NatWest	NWM	RBS
		NatWest	Holdings	NWB	RBS	NWM	Markets	Securities	International
		Group plc	Limited	Plc	plc	Plc	N.V.	Inc. (6)	Limited (7)
		£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Additional Tier 1	Externally issued	5.1	—	0.1	—	—	—	—	—
Additional Tier 1	Internally issued	—	4.2	3.7	0.5	1.2	0.2	—	—
		5.1	4.2	3.8	0.5	1.2	0.2	—	—
Tier 2	Externally issued	6.2	—	—	—	—	0.2	—	—
Tier 2	Internally issued	—	5.4	4.6	0.5	1.1	0.1	0.3	—
		6.2	5.4	4.6	0.5	1.1	0.3	0.3	—
Senior unsecured	Externally issued	23.4	—	—	—	—	—	—	—
Senior unsecured	Internally issued	—	13.9	7.9	1.1	4.0	—	—	0.3
		23.4	13.9	7.9	1.1	4.0	—	—	0.3
Total outstanding issuance		34.7	23.5	16.3	2.1	6.3	0.5	0.3	0.3

(1)	AT1 and Tier 2 balances are based on the IFRS balance sheet carrying amount. Effective 1 January 2026, regulatory values are generally aligned to IFRS carrying amounts, except for dated capital instruments, which remain subject to straight-line regulatory amortisation over the final five years to maturity. This change reflects the revised MREL Statement of Policy (2025), which replaced the 2021 policy.
(2)	Balance sheet amounts reported for AT1 and Tier 2 instruments are before grandfathering restrictions imposed by CRR.
(3)	Internal issuance for NWB Plc and RBS plc represents AT1, Tier 2 or Senior unsecured issuance to NWH Ltd and for NWM N.V. and NWM SI to NWM Plc.
(4)	The balances are the IFRS balance sheet carrying amounts for Senior unsecured debt category and it does not include CP, CD and short term/medium notes issued from NatWest Group operating subsidiaries.
(5)	The above table does not include CET1 balance.
(6)	NWM Securities Inc is regulated under US broker dealer rules.
(7)	RBSI Ltd – the Resolution Regime is under development in Jersey.

NatWest Group - Form 6-K Interim Results 2026	32

Capital and risk management continued

Capital, liquidity and funding risk continued

Risk-weighted assets

The table below analyses the movement in RWAs during the period, by key drivers.

		Counterparty		Operational
	Credit risk	credit risk	Market risk	risk	Total
	£bn	£bn	£bn	£bn	£bn
At 31 December 2025	155.6	7.6	4.5	25.6	193.3
Foreign exchange movement	—	—	—	—	—
Business movement	3.7	0.1	—	—	3.8
Risk parameter changes	0.4	—	—	—	0.4
Model updates	0.8	0.1	—	—	0.9
Acquisitions and disposals	0.4	—	—	0.7	1.1
At 30 June 2026	160.9	7.8	4.5	26.3	199.5

The table below analyses segmental RWAs.

		Private Banking			Total
	Retail	& Wealth	Commercial	Central items	NatWest
	Banking	Management	& Institutional	& other	Group
Total RWAs	£bn	£bn	£bn	£bn	£bn
At 31 December 2025	68.5	11.4	111.9	1.5	193.3
Foreign exchange movement	—	—	—	—	—
Business movement	1.0	(0.1)	3.0	(0.1)	3.8
Risk parameter changes	0.1	—	0.3	—	0.4
Model updates	1.6	—	(0.7)	—	0.9
Acquisitions and disposals	—	1.1	—	—	1.1
At 30 June 2026	71.2	12.4	114.5	1.4	199.5
Credit risk	61.8	9.9	87.8	1.4	160.9
Counterparty credit risk	0.2	0.1	7.5	—	7.8
Market risk	0.1	—	4.4	—	4.5
Operational risk	9.1	2.4	14.8	—	26.3
Total RWAs	71.2	12.4	114.5	1.4	199.5

Total RWAs increased by £6.2 billion to £199.5 billion during the period mainly reflecting:

●	An increase in business movements of £3.9 billion, primarily driven by credit risk reflecting franchise lending growth, partially offset by the benefit of RWA management actions. A further increase was driven by counterparty credit risk, primarily due to an update to the approach to determining collateral liquidity in securities financing transactions.
●	An increase in risk parameters of £0.4 billion primarily driven by movements in risk metrics within Commercial & Institutional and Retail Banking.
●	A net increase in model updates of £0.9 billion, driven by CRD IV model updates within Retail Banking and Commercial & Institutional.
●	An increase in acquisitions of £1.1 billion driven by the acquisition of Evelyn Partners.

NatWest Group - Form 6-K Interim Results 2026	33

Capital and risk management continued

Capital, liquidity and funding risk continued

Funding sources

The table below shows the carrying values of the principal funding sources based on contractual maturity. Balance sheet captions include balances held at all classifications under IFRS 9.

	30 June 2026			31 December 2025
	Short-term	Long-term		Short-term	Long-term
	less than	more than		less than	more than
	1 year	1 year	Total	1 year	1 year	Total
	£m	£m	£m	£m	£m	£m
Bank deposits
Repos	27,318	6,225	33,543	22,371	5,445	27,816
Other bank deposits (1)	11,521	4,938	16,459	6,094	10,182	16,276
	38,839	11,163	50,002	28,465	15,627	44,092
Customer deposits
Repos	876	756	1,632	753	1,043	1,796
Non-bank financial institutions	58,470	14	58,484	53,559	4	53,563
Personal	232,651	6,180	238,831	232,815	7,757	240,572
Corporate	149,571	87	149,658	147,022	45	147,067
	441,568	7,037	448,605	434,149	8,849	442,998
Trading liabilities (2)
Repos (3)	26,136	1,490	27,626	26,168	2,410	28,578
Cash collateral received	11,889	—	11,889	11,966	—	11,966
Other bank and customer deposits	600	284	884	454	286	740
Debt securities in issue - Medium term notes	15	200	215	28	206	234
	38,640	1,974	40,614	38,616	2,902	41,518
Other financial liabilities
Customer deposits	498	1,951	2,449	836	1,476	2,312
Debt securities in issue:
Commercial paper and certificates of deposit	13,668	894	14,562	8,718	683	9,401
Medium term notes	8,860	42,496	51,356	11,475	41,999	53,474
Covered bonds	2	1,749	1,751	—	749	749
Securitisation	—	1,916	1,916	—	1,663	1,663
	23,028	49,006	72,034	21,029	46,570	67,599
Subordinated liabilities	1,716	4,890	6,606	1,076	5,047	6,123
Total funding	543,791	74,070	617,861	523,335	78,995	602,330
Of which: available in resolution (4)			29,628			30,049

(1)	Includes £8.2 billion (31 December 2025 – £8.2 billion) relating to Term Funding Scheme with additional incentives for Small and Medium-sized Enterprises participation.
(2)	Excludes short positions of £10.0 billion (31 December 2025 - £7.5 billion).
(3)	Comprises central & other bank repos of £8.6 billion (31 December 2025 - £8.2 billion), other financial institution repos of £17.1 billion (31 December 2025 - £18.0 billion) and other corporate repos of £1.9 billion (31 December 2025 - £2.4 billion).
(4)	Eligible liabilities (as defined in the Banking Act 2009 as amended from time to time) that meet the eligibility criteria set out in the regulations, rules, policies, guidelines, or statements of the Bank of England. As of 1 January 2026, firms with external MREL above minimum capital requirements are required to measure eligible liabilities at full accounting value in accordance with the revised MREL Statement of Policy (July 2025). The balance consists of £23.4 billion (31 December 2025 - £24.3 billion) under debt securities in issue (senior MREL) and £6.2 billion (31 December 2025 - £5.7 billion) under subordinated liabilities.

NatWest Group - Form 6-K Interim Results 2026	34

Capital and risk management continued

Capital, liquidity and funding risk continued

Liquidity portfolio

The table below shows the composition of the liquidity portfolio with primary liquidity aligned to high-quality liquid assets on a regulatory LCR basis. Secondary liquidity comprises assets which are eligible as collateral for local central bank liquidity facilities and do not form part of the LCR eligible high-quality liquid assets. High-quality liquid assets cover both Pillar 1 and Pillar 2 risks.

	Liquidity value
	30 June 2026			31 December 2025
	NatWest	NWH	UK DoL	NatWest	NWH	UK DoL
	Group (1)	Group (2)	Sub	Group (1)	Group (2)	Sub
	£m	£m	£m	£m	£m	£m
Cash and balances at central banks	72,578	42,480	42,458	81,107	52,307	51,640
High-quality government/MDB/PSE and GSE bonds (3)	66,627	46,450	46,450	61,438	42,214	42,214
Extremely high quality covered bonds	4,703	4,693	4,693	4,415	4,414	4,414
LCR level 1 Eligible Assets	143,908	93,623	93,601	146,960	98,935	98,268
LCR level 2 Eligible Assets (4)	8,137	7,225	7,225	10,325	9,466	9,466
Primary liquidity (HQLA) (5)	152,045	100,848	100,826	157,285	108,401	107,734
Secondary liquidity	72,560	72,560	72,560	80,647	80,647	80,647
Total liquidity value	224,605	173,408	173,386	237,932	189,048	188,381

(1)	NatWest Group includes NWH Group, NWM Group and RBSI Ltd.
(2)	NWH Group comprises UK DoLSub and NatWest Bank Europe GmbH (as at 31 December 2025) who hold managed portfolios that comply with local regulations that may differ from PRA rules.
(3)	Multilateral development bank abbreviated to MDB, public sector entities abbreviated to PSE and government sponsored entities abbreviated to GSE.
(4)	Includes Level 2A and Level 2B.
(5)	High-quality liquid assets abbreviated to HQLA.

NatWest Group - Form 6-K Interim Results 2026	35

Capital and risk management continued

Credit risk

Credit risk is the risk that customers, counterparties or issuers fail to meet a contractual obligation to settle outstanding amounts.

Movement in expected credit loss (ECL) provision

The table below shows the main ECL provision movements during the year.

ECL provision
£m
At 1 January 2026	3,585
Changes in economic forecasts	122
Changes in risk metrics and exposure: Stage 1 and Stage 2	(63)
Changes in risk metrics and exposure: Stage 3	373
Judgemental changes: changes in post model adjustments for Stage 1, Stage 2 and Stage 3	20
Write-offs and other	(475)
At 30 June 2026	3,562

Key metrics

Loans £447.7bn (31 December 2025 – £429.9bn)	Growth in 2026 was primarily a result of increased mortgage lending. In Non-Personal, growth was mainly across strategic areas including financial institutions and corporates.	ECL provisions coverage 0.80% (31 December 2025 – 0.83%)

ECL coverage reduced to 0.80%, reflecting stability in arrears trends and the ongoing resilience of NatWest Group’s portfolios, alongside balance sheet management actions, coupled with low defaults and increased write-offs in Non-Personal.

Impairments £423m (30 June 2025 – £382m)

The impairment charge of £423 million, or 19 basis points of gross customer loans, reflected broadly stable default rates on growing Personal unsecured portfolios, combined with increased post model adjustments to account for increased economic uncertainty due to the Middle East conflict.

		Stage 3 1.05% (31 December 2025 – 1.09%)	Stage 3 assets reduced as a result of balance sheet management actions in Personal, coupled with low defaults and increased write-offs in Non-Personal.

NatWest Group - Form 6-K Interim Results 2026	36

Capital and risk management continued

Credit risk continued

Economic drivers

Introduction

The portfolio segmentation and selection of economic drivers for IFRS 9 follows the approach used in stress testing. The stress models for each portfolio segment (defined by product or asset class and where relevant, industry sector and region) are based on a selected, small number of economic variables that best explain the movements in portfolio loss rates. The process to select economic drivers uses empirical analysis and expert judgement.

The most significant economic drivers for material portfolios are shown in the table below:

Portfolio	Economic drivers
Personal mortgages	Unemployment rate, sterling swap rate, house price index, real wage
Personal unsecured	Unemployment rate, sterling swap rate, real wage
Corporates	Stock price index, gross domestic product (GDP)
Commercial real estate	Stock price index, commercial property price index, GDP

Economic scenarios

At 30 June 2026, the range of anticipated future economic conditions was defined by a set of four internally developed scenarios and their respective probabilities. In addition to the base case, they comprised upside, downside and extreme downside scenarios.

At 30 June 2026, the four scenarios were deemed appropriate in capturing the uncertainty in economic forecasts and the non-linearity in outcomes under different scenarios. These four scenarios were developed to provide sufficient coverage to current risks faced by the economy and consider varying outcomes across inflation, interest rate, the labour market, asset price and economic growth, around which there remains pronounced levels of uncertainty.

Since 31 December 2025, the near-term economic growth outlook weakened, mainly due to rising energy prices following the Middle East conflict. To reflect the impact, changes have been made to the base case economic outlook. Inflation is expected to peak at approximately 4%. Real incomes are expected to come under pressure, with economic growth slowing to 1.0%.

The unemployment rate is assumed to peak higher at 5.5%. Given the risks of second round inflationary impacts, it is assumed that the bank rate is held at the current level of 3.75%. Asset prices growth weakens due to weaker GDP growth and higher than anticipated interest rates.

At 30 June 2026, the extreme downside scenario was updated to further incorporate physical and transition climate risks, as detailed on page 39.

NatWest Group - Form 6-K Interim Results 2026	37

Capital and risk management continued

Credit risk continued

Economic drivers

High-level narrative - potential developments, vulnerabilities and risks
Growth	Outperformance - above trend growth supported by consumer sentiment recovery	Upside
	Modest - soft in 2026, close to trend pace afterwards	Base case
	Stalling - economic and policy uncertainty lead to consumer caution which weighs on activity	Downside
	Extreme stress - extreme fall in GDP followed by a weak recovery	Extreme downside
Inflation	Sticky - strong growth and/or wage policies keep services inflation above target in medium term	Upside
	Reversal - ongoing progress against inflation halted, inflation rises to around 4%	Base case
	Slow - swift fall to lower levels as demand shock dominates	Downside
	Stagflation - crystallisation of physical risks, acceleration of transition policy, surging energy prices and second round impacts, leading to double digit inflation	Extreme downside
Labour market	Recovery - job growth rebounds strongly, reversing much of the recent rise in unemployment rate	Upside
	Cooling continues - gradual loosening continues into 2026, before improving	Base case
	Job shedding - redundancies, reduced hours, building slack	Downside
	Depression - unemployment hits levels close to previous peaks amid severe stress	Extreme downside
Rates short-term	Careful - cautious hikes in the face of higher growth and inflation	Upside
	Pause - rate cutting cycle on pause given the risk of second round inflation impacts	Base case
	Supportive - sharp declines to support recovery	Downside
	Sharp rise - sharp rates tightening in response to double digit inflation	Extreme downside
Rates long-term	Above consensus - 4%	Upside
	Flat - 3.75%	Base case
	Low - 2%	Downside
	High - around 4%	Extreme downside

NatWest Group - Form 6-K Interim Results 2026	38

Capital and risk management continued

Credit risk continued

Economic drivers

Main macroeconomic variables

The main macroeconomic variables for each of the four scenarios used for ECL modelling are set out in the table below.

	30 June 2026					31 December 2025
				Extreme	Weighted				Extreme	Weighted
	Upside	Base case	Downside	downside	average	Upside	Base case	Downside	downside	average
Five-year summary (1,2)%		%	%	%	%	%	%	%	%	%
GDP	2.0	1.3	0.6	(0.3)	1.1	2.1	1.4	0.5	0.1	1.2
Unemployment rate	4.4	5.2	6.0	7.2	5.4	4.3	5.1	5.6	7.0	5.3
House price index	5.7	2.4	—	(4.5)	2.0	5.7	3.3	0.6	(3.8)	2.6
Commercial real estate price	5.8	1.1	(1.4)	(5.5)	1.0	6.1	2.2	(0.3)	(5.0)	1.9
Consumer price index	2.3	2.4	2.0	4.6	2.6	2.6	2.4	2.4	1.8	2.3
Bank of England base rate	4.0	3.8	1.9	5.5	3.7	4.0	3.5	2.6	1.4	3.2
Stock price index	9.0	4.1	2.5	(1.0)	4.4	6.2	4.8	2.8	1.1	4.3
World GDP	3.6	2.9	2.4	1.5	2.8	3.7	3.1	2.5	2.2	3.0
Probability weight	22.8	45.0	19.0	13.2		22.4	45.0	19.5	13.1

(1)	The five-year summary runs from 2026-2030 for 30 June 2026 and from 2025-2029 for 31 December 2025.
(2)The table shows compound annual growth rate (CAGR) for GDP, average levels for the unemployment rate and Bank of England base rate and Q4 to Q4 CAGR for other parameters.

Climate risks

Since 2023, NatWest Group has incorporated transition policy assumptions into the base case macroeconomic scenario. From Q1 2026, transition and physical climate risks have also been incorporated into the extreme downside scenario, reflecting the potential impacts of chronic physical risks on productivity and acute physical events risks on business activity, alongside higher emissions costs arising from more stringent transition policies. The Network of Central Banks and Supervisors for Greening the Financial System climate scenarios were used to calibrate the climate elements of the scenario. These enhancements did not have a material impact on total ECL, as overall severity of scenarios did not change materially. The sensitivity analysis on page 45 illustrates the impact on ECL of applying a 100% weighting to the extreme downside scenario, which incorporates a range of climate-related risks.

NatWest Group - Form 6-K Interim Results 2026	39

Capital and risk management continued

Credit risk continued

Economic drivers

Probability weightings of scenarios

NatWest Group applies a quantitative approach for IFRS 9 multiple economic scenarios by selecting specific discrete scenarios that represent the range of risks in the economic outlook and assigning appropriate probability weights.

The approach involves comparing GDP paths for NatWest Group’s scenarios against a set of model simulations to determine the percentile in the distribution that aligns most closely with each scenario.

The probability weight for the base case is determined first using expert judgement, while probability weights for the alternative scenarios are then assigned based on the percentiles scores mentioned above.

The assigned probability weights were judged to be aligned with the subjective assessment of the balance of the risks in the economy. Given the balance of risks that the economies in which NatWest Group operates are exposed to, NatWest Group judges it appropriate that downside-biased scenarios have higher combined probability weights than the upside-biased scenario. Compared to 31 December 2025, the scenario weights were broadly similar.

The weights present good coverage to the range of outcomes assumed in the scenarios, including the potential for a robust recovery on the upside and exceptionally challenging outcomes on the downside. A 22.8% weighting was applied to the upside scenario, a 45.0% weighting applied to the base case scenario, a 19.0% weighting applied to the downside scenario and a 13.2% weighting applied to the extreme downside scenario.

NatWest Group - Form 6-K Interim Results 2026	40

Capital and risk management continued

Credit risk continued

Economic drivers

Annual figures

				Extreme	Weighted
	Upside	Base case	Downside	downside	average
GDP - annual growth	%	%	%	%	%
2026	1.2	1.0	0.4	0.3	0.8
2027	2.6	1.2	(1.3)	(3.9)	0.4
2028	2.8	1.4	1.2	—	1.5
2029	1.8	1.4	1.4	1.0	1.5
2030	1.6	1.4	1.4	1.0	1.4
2031	1.5	1.4	1.4	1.0	1.4

Unemployment rate - annual average
2026	5.1	5.3	5.3	5.4	5.3
2027	4.4	5.4	6.1	6.8	5.5
2028	4.2	5.2	6.5	8.3	5.6
2029	4.2	5.1	6.2	8.1	5.5
2030	4.1	5.0	5.8	7.5	5.3
2031	4.1	4.8	5.4	6.9	5.1

House price index - four quarter change
2026	4.3	0.8	(0.3)	(2.9)	0.9
2027	7.9	1.7	(3.2)	(12.6)	0.4
2028	5.8	3.0	(4.0)	(11.7)	0.8
2029	5.2	3.2	3.6	(0.2)	3.5
2030	5.6	3.2	4.3	6.4	4.3
2031	5.5	3.2	4.2	6.0	4.3

Commercial real estate price - four quarter change
2026	9.1	0.4	(5.0)	(9.9)	(0.0)
2027	6.3	0.9	(9.7)	(22.6)	(2.4)
2028	5.7	1.3	3.3	(3.3)	2.4
2029	4.7	1.2	2.6	6.4	2.9
2030	3.3	1.4	2.5	4.9	2.5
2031	3.0	1.6	2.5	4.9	2.4

NatWest Group - Form 6-K Interim Results 2026	41

Capital and risk management continued

Credit risk continued

Economic drivers

Annual figures continued

				Extreme	Weighted
	Upside	Base case	Downside	downside	average
Consumer price index - four quarter change	%	%	%	%	%
2026	3.5	4.0	2.7	7.5	4.1
2027	2.1	2.1	1.3	6.7	2.6
2028	2.0	2.0	1.8	4.3	2.3
2029	2.0	2.0	2.0	2.4	2.0
2030	2.0	2.0	2.0	2.1	2.0
2031	2.0	2.0	1.6	1.3	1.8

Bank of England base rate - annual average
2026	3.92	3.75	3.26	4.57	3.80
2027	4.08	3.75	1.62	6.76	3.82
2028	4.00	3.75	1.50	6.17	3.70
2029	4.00	3.75	1.50	5.38	3.59
2030	4.00	3.75	1.65	4.60	3.52
2031	4.00	3.75	2.00	4.20	3.53

Stock price index - four quarter change
2026	19.2	7.1	(14.2)	(26.8)	1.3
2027	12.0	3.3	7.1	(17.1)	4.3
2028	7.8	3.3	7.1	18.9	6.4
2029	3.7	3.3	7.1	15.9	5.1
2030	3.3	3.3	7.1	13.7	4.9
2031	3.3	3.3	7.1	12.6	4.9

NatWest Group - Form 6-K Interim Results 2026	42

Capital and risk management continued

Credit risk continued

Economic drivers

Worst points

			Extreme		Weighted
	Downside		downside		average
30 June 2026 (1)%		Quarter	%	Quarter	%
GDP	(1.2)	Q2 2027	(4.3)	Q3 2027	—
Unemployment rate - peak	6.5	Q2 2028	8.5	Q3 2028	5.6
House price index	(7.4)	Q4 2028	(27.7)	Q2 2029	—
Commercial real estate price	(14.1)	Q4 2027	(34.9)	Q2 2028	(2.4)
Consumer price index
- extreme four quarter change	1.1	Q1 2026	10.0	Q2 2027	4.4
Bank of England base rate
- extreme level	1.5	Q2 2026	7.0	Q2 2027	3.9
Stock price index	(14.2)	Q4 2026	(45.1)	Q2 2027	—

31 December 2025 (1)
GDP	—	Q4 2027	(3.8)	Q4 2026	—
Unemployment rate - peak	6.2	Q4 2027	8.5	Q4 2027	5.6
House price index	(2.4)	Q2 2028	(25.9)	Q2 2028	—
Commercial real estate price	(7.3)	Q2 2027	(33.3)	Q3 2027	—
Consumer price index
- extreme four quarter change	3.8	Q3 2025	3.8	Q3 2025	3.8
Bank of England base rate
- extreme level	2.0	Q1 2025	0.1	Q1 2025	2.8
Stock price index	(6.7)	Q4 2026	(47.7)	Q4 2026	—

(1)	The figures show falls relative to the starting period for GDP, house price index, commercial real estate price and stock price index. For unemployment rate, it shows highest value through the scenario horizon. For consumer price index, it shows highest or lowest annual percentage change. For Bank of England base rate, it shows highest or lowest value through the horizon. The calculations are performed over five years, with a starting point of Q4 2025 for 30 June 2026 scenarios and Q4 2024 for 31 December 2025 scenarios.

NatWest Group - Form 6-K Interim Results 2026	43

Capital and risk management continued

Credit risk continued

Measurement uncertainty and ECL sensitivity analysis

The recognition and measurement of ECL is complex and requires significant judgement and estimation, especially during times of economic volatility and uncertainty. This includes the formulation and incorporation of multiple forward-looking economic conditions into ECL to meet the measurement objectives of IFRS 9. The ECL provision is sensitive to the model inputs and economic assumptions used in the estimation.

Simulations were conducted to assess the impact of various economic scenarios, including base case, upside, downside and extreme downside scenarios. The potential ECL impacts reflected the simulated impact as at 30 June 2026. In the simulations, it was assumed that the macroeconomic variables associated with each scenario would replace the existing base case economic assumptions, giving them a 100% probability weighting and therefore serving as a single economic scenario. These scenarios were applied to all modelled portfolios with the simulation affecting both probability of defaults and loss given defaults. Post model adjustments included in the ECL estimates were adjusted in line with the modelled ECL movements. However, adjustments that were judgemental in nature, such as those for deferred model calibrations and economic uncertainty, were not automatically recalculated. Instead, they will be re-evaluated by management through ECL governance for any new economic scenario outlook.

As expected, the scenarios created varying impacts on ECL by portfolio, and these impacts were deemed reasonable. The simulations assumed that existing modelled relationships between key economic variables and drivers would hold. However, in practice, other factors such as potential changes in customer behaviour and policy changes could also impact the wider availability of credit.

The focus of the simulations was on ECL provisioning requirements for performing exposures in Stage 1 and Stage 2. The simulations were run on a stand-alone basis and were independent of each other. Scenario impacts on significant increase in credit risk (SICR) were considered when evaluating the ECL movements of Stage 1 and Stage 2.

Stage 3 provisions are not subject to the same level of measurement uncertainty, as default is an observed event as at the balance sheet date and defaulted loss given default is typically more impacted by borrower-specific factors rather than economics. Therefore, Stage 3 provisions were not considered in this analysis.

NatWest Group - Form 6-K Interim Results 2026	44

Capital and risk management continued

Credit risk continued

Measurement uncertainty and ECL sensitivity analysis

			Moderate		Extreme
		Base	upside	Downside	downside
30 June 2026 (1)	Actual	scenario	scenario	scenario	scenario
Stage 1 modelled loans (£m)
Retail Banking - mortgages	186,994	187,700	189,049	186,736	179,577
Retail Banking - unsecured	12,542	12,695	13,143	12,447	10,824
Non-Personal - property	32,585	32,626	32,712	32,500	22,677
Non-Personal - non-property	147,116	147,579	148,063	146,709	112,225
	379,237	380,600	382,967	378,392	325,303
Stage 1 modelled ECL (£m)
Retail Banking - mortgages	39	38	36	38	42
Retail Banking - unsecured	285	290	279	277	267
Non-Personal - property	66	50	38	86	106
Non-Personal - non-property	206	176	152	248	269
	596	554	505	649	684
Stage 1 coverage (%)
Retail Banking - mortgages	0.02%	0.02%	0.02%	0.02%	0.02%
Retail Banking - unsecured	2.27%	2.28%	2.12%	2.23%	2.47%
Non-Personal - property	0.20%	0.15%	0.12%	0.26%	0.47%
Non-Personal - non-property	0.14%	0.12%	0.10%	0.17%	0.24%
	0.16%	0.15%	0.13%	0.17%	0.21%
Stage 2 modelled loans (£m)
Retail Banking - mortgages	16,435	15,729	14,380	16,693	23,852
Retail Banking - unsecured	4,009	3,856	3,408	4,104	5,727
Non-Personal - property	3,283	3,242	3,156	3,368	13,191
Non-Personal - non-property	18,953	18,490	18,006	19,360	53,844
	42,680	41,317	38,950	43,525	96,614
Stage 2 modelled ECL (£m)
Retail Banking - mortgages	33	29	24	33	68
Retail Banking - unsecured	425	408	351	436	638
Non-Personal - property	57	50	43	61	434
Non-Personal - non-property	331	310	271	373	1,311
	846	797	689	903	2,451
Stage 2 coverage (%)
Retail Banking - mortgages	0.20%	0.18%	0.17%	0.20%	0.29%
Retail Banking - unsecured	10.60%	10.58%	10.30%	10.62%	11.14%
Non-Personal - property	1.74%	1.54%	1.36%	1.81%	3.29%
Non-Personal - non-property	1.75%	1.68%	1.51%	1.93%	2.43%
	1.98%	1.93%	1.77%	2.07%	2.54%
Stage 1 and Stage 2 modelled loans (£m)
Retail Banking - mortgages	203,429	203,429	203,429	203,429	203,429
Retail Banking - unsecured	16,551	16,551	16,551	16,551	16,551
Non-Personal - property	35,868	35,868	35,868	35,868	35,868
Non-Personal - non-property	166,069	166,069	166,069	166,069	166,069
	421,917	421,917	421,917	421,917	421,917

NatWest Group - Form 6-K Interim Results 2026	45

Capital and risk management continued

Credit risk continued

Measurement uncertainty and ECL sensitivity analysis

			Moderate		Extreme
		Base	upside	downside	downside
30 June 2026 (1)	Actual	scenario	scenario	scenario	scenario
Stage 1 and Stage 2 modelled ECL (£m)
Retail Banking - mortgages	72	67	60	71	110
Retail Banking - unsecured	710	698	630	713	905
Non-Personal - property	123	100	81	147	540
Non-Personal - non-property	537	486	423	621	1,580
	1,442	1,351	1,194	1,552	3,135
Stage 1 and Stage 2 coverage (%)
Retail Banking - mortgages	0.04%	0.03%	0.03%	0.03%	0.05%
Retail Banking - unsecured	4.29%	4.22%	3.81%	4.31%	5.47%
Non-Personal - property	0.34%	0.28%	0.23%	0.41%	1.51%
Non-Personal - non-property	0.32%	0.29%	0.25%	0.37%	0.95%
	0.34%	0.32%	0.28%	0.37%	0.74%
Reconciliation to Stage 1 and
Stage 2 ECL (£m)
ECL on modelled exposures	1,442	1,351	1,194	1,552	3,135
ECL on non-modelled exposures	46	46	46	48	46
Total Stage 1 and Stage 2 ECL (£m)	1,488	1,397	1,240	1,600	3,181
Variance to actual total Stage 1 and
Stage 2 ECL (£m)	—	(91)	(248)	112	1,693

Reconciliation to Stage 1 and
Stage 2 flow exposures (£m)
Modelled loans	421,917	421,917	421,917	421,917	421,917
Non-modelled loans	21,633	21,633	21,633	21,633	21,633
Other asset classes	155,605	155,605	155,605	155,605	155,605

(1)	Refer to the NatWest Group plc 2025 Annual Report on Form 20-F for 31 December 2025 comparatives.

●	If the economics were as negative as observed in the extreme downside (i.e. 100% probability weighting), total Stage 1 and Stage 2 ECL was simulated to increase by £1.7 billion (approximately 114%). In this scenario, Stage 2 exposure increased significantly and was the key driver of the simulated ECL rise. The movement in Stage 2 balances in the other simulations was less significant.
●	The ECL impact was mainly driven by the Non-Personal portfolios (£1.5 billion), with significant falls in the stock index and commercial real estate prices, followed by a gradual recovery.

NatWest Group - Form 6-K Interim Results 2026	46

Capital and risk management continued

Credit risk continued

ECL post model adjustments

The table below shows ECL post model adjustments.

	Retail Banking		Private Banking &	Commercial &
	Mortgages	Other	Wealth Management	Institutional	Total
30 June 2026	£m	£m	£m	£m	£m
Deferred model calibrations	—	—	1	12	13
Economic uncertainty	32	52	11	189	284
Other adjustments	—	13	—	6	19
Total	32	65	12	207	316
Of which:
Stage 1	28	35	3	68	134
Stage 2	4	26	9	139	178
Stage 3	—	4	—	—	4

31 December 2025
Deferred model calibrations	—	—	1	14	15
Economic uncertainty	44	42	11	149	246
Other adjustments	—	19	—	16	35
Total	44	61	12	179	296
Of which:
Stage 1	33	38	4	73	148
Stage 2	11	20	8	106	145
Stage 3	—	3	—	—	3

Retail Banking

●	As at 30 June 2026, the post model adjustment for economic uncertainty remained broadly stable at £84 million (31 December 2025 – £86 million). This reflected a review of at-risk populations and observed default experience, with a reduced requirement for mortgages offset by an increase in credit cards, reflecting growth and maturation in credit card balances and continued resilience in mortgage credit performance. The economic uncertainty post model adjustment continued to address risks in segments of the Retail Banking portfolio considered more susceptible to affordability pressures, including customers with over indebtedness, weaker credit card affordability status and lower income customers exposed to fuel poverty.
●	A £13 million (31 December 2025 – £19 million) post model adjustment remains as a judgemental measure while additional loss data is accumulated on the recently migrated Sainsbury’s Bank lending portfolio.

Commercial & Institutional

●	As at 30 June 2026, the post model adjustment for economic uncertainty increased to £189 million (31 December 2025 – £149 million). The economic uncertainty post model adjustments comprise risk rating downgrades applied to sectors considered most vulnerable to current economic and geopolitical headwinds. The increase was driven by an assessment of potential second-order impacts associated with the Middle East conflict.
●	The remaining £18 million (31 December 2025 – £30 million) of post model adjustments were for deferred model calibrations relating to refinance risk and to mitigate the effect of operational timing delays in the identification and flagging of a significant increase in credit risk.

NatWest Group - Form 6-K Interim Results 2026	47

Capital and risk management continued

Credit risk – Banking activities

Introduction

This section details the credit risk profile of NatWest Group’s banking activities.

Financial instruments within the scope of the IFRS 9 ECL framework

Refer to Note 8 to the consolidated financial statements for balance sheet analysis of financial assets that are classified as amortised cost or fair value through other comprehensive income (FVOCI), the starting point for IFRS 9 ECL framework assessment.

	30 June 2026			31 December 2025
	Gross	ECL	Net	Gross	ECL	Net
	£bn	£bn	£bn	£bn	£bn	£bn
Balance sheet total gross amortised cost and FVOCI	619.3			593.9
In scope of IFRS 9 ECL framework	608.8			592.4
% in scope	98%			100%
Loans to customers - in scope - amortised cost	440.0	3.6	436.4	422.9	3.6	419.3
Loans to customers - in scope - FVOCI	0.7	—	0.7	0.2	—	0.2
Loans to banks - in scope - amortised cost	7.0	—	7.0	6.8	—	6.8
Total loans - in scope	447.7	3.6	444.1	429.9	3.6	426.3
Stage 1	398.1	0.6	397.5	386.6	0.6	386.0
Stage 2	44.9	0.9	44.0	38.6	0.8	37.8
Stage 3	4.7	2.1	2.6	4.7	2.2	2.5
Other financial assets - in scope - amortised cost	111.0	—	111.0	120.7	—	120.7
Other financial assets - in scope - FVOCI	50.1	—	50.1	41.8	—	41.8
Total other financial assets - in scope	161.1	—	161.1	162.5	—	162.5
Stage 1	160.6	—	160.6	161.5	—	161.5
Stage 2	0.5	—	0.5	1.0	—	1.0
Out of scope of IFRS 9 ECL framework	10.5	na	10.5	1.5	na	1.5
Loans to customers - out of scope - amortised cost	(0.6)	na	(0.6)	(0.6)	na	(0.6)
Loans to banks - out of scope - amortised cost	0.4	na	0.4	0.2	na	0.2
Other financial assets - out of scope - amortised cost	10.8	na	10.8	1.7	na	1.7
Other financial assets - out of scope - FVOCI	(0.1)	na	(0.1)	0.2	na	0.2

na = not applicable

The assets outside the scope of the IFRS 9 ECL framework were as follows:

●	Settlement balances, items in the course of collection, cash balances and other non-credit risk assets of £11.0 billion (31 December 2025 – £1.8 billion). These were assessed as having no ECL unless there was evidence that they were defaulted.
●	Equity shares of £0.1 billion (31 December 2025 – £0.1 billion) as not within the IFRS 9 ECL framework by definition.
●	Fair value adjustments on loans hedged by interest rate swaps, where the underlying loan was within the IFRS 9 ECL scope of £(0.4) billion (31 December 2025 – £(0.3) billion).

Contingent liabilities and commitments

Total contingent liabilities (including financial guarantees) and commitments within IFRS 9 ECL scope of £152.2 billion (31 December 2025 – £147.2 billion) comprised Stage 1 £137.1 billion (31 December 2025 – £135.8 billion); Stage 2 £14.7 billion (31 December 2025 – £10.8 billion); and Stage 3 £0.4 billion (31 December 2025 – £0.6 billion).

The ECL relating to off-balance sheet exposures was £0.1 billion (31 December 2025 – £0.1 billion). The total ECL in the remainder of the Credit risk section of £3.6 billion (31 December 2025 – £3.6 billion) included ECL for both on and off-balance sheet exposures.

NatWest Group - Form 6-K Interim Results 2026	48

Capital and risk management continued

Credit risk – Banking activities continued

Segment analysis – portfolio summary

The table below shows gross loans and ECL, by segment and stage, within the scope of the IFRS 9 ECL framework.

						Of which:
						Personal				Non-Personal
		Private					Private			Private
		Banking &		Central			Banking &		Central	Banking &		Central
	Retail	Wealth	Commercial	items		Retail	Wealth	Commercial	items	Wealth	Commercial	items
	Banking	Management	& Institutional	& other	Total	Banking	Management	& Institutional	& other	Management	& Institutional	& other
30 June 2026	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Loans - amortised cost and FVOCI (1,2)
Stage 1	202,548	17,824	143,085	34,639	398,096	202,548	14,268	2,348	—	3,556	140,737	34,639
Stage 2	20,103	1,117	23,650	45	44,915	20,103	274	37	—	843	23,613	45
Stage 3	2,427	375	1,889	—	4,691	2,427	277	35	—	98	1,854	—
Of which: individual	—	309	867	—	1,176	—	217	5	—	92	862	—
Of which: collective	2,427	66	1,022	—	3,515	2,427	60	30	—	6	992	—
Total	225,078	19,316	168,624	34,684	447,702	225,078	14,819	2,420	—	4,497	166,204	34,684
ECL provisions (3)
Stage 1	324	14	271	7	616	324	3	1	—	11	270	7
Stage 2	457	14	400	1	872	457	1	—	—	13	400	1
Stage 3	1,069	52	953	—	2,074	1,069	25	12	—	27	941	—
Of which: individual	—	52	440	—	492	—	25	5	—	27	435	—
Of which: collective	1,069	—	513	—	1,582	1,069	—	7	—	—	506	—
Total	1,850	80	1,624	8	3,562	1,850	29	13	—	51	1,611	8
ECL provisions coverage (4)
Stage 1 (%)	0.16	0.08	0.19	0.02	0.15	0.16	0.02	0.04	—	0.31	0.19	0.02
Stage 2 (%)	2.27	1.25	1.69	2.22	1.94	2.27	0.36	—	—	1.54	1.69	2.22
Stage 3 (%)	44.05	13.87	50.45	—	44.21	44.05	9.03	34.29	—	27.55	50.76	—
Total	0.82	0.41	0.96	0.02	0.80	0.82	0.20	0.54	—	1.13	0.97	0.02
Impairment (releases)/losses
ECL charge/(release) (5)	280	6	137	—	423	280	2	3	—	4	134	—
Stage 1	(60)	1	(18)	—	(77)	(60)	—	(2)	—	1	(16)	—
Stage 2	192	3	88	—	283	192	1	—	—	2	88	—
Stage 3	148	2	67	—	217	148	1	5	—	1	62	—
Of which: individual	—	2	46	—	48	—	1	—	—	1	46	—
Of which: collective	148	—	21	—	169	148	—	5	—	—	16	—
Total	280	6	137	—	423	280	2	3	—	4	134	—
Amounts written-off	260	4	222	1	487	260	4	—	1	—	222	—
Of which: individual	—	4	164	—	168	—	4	—	—	—	164	—
Of which: collective	260	—	58	1	319	260	—	—	1	—	58	—

For the notes to this table refer to the following page.

NatWest Group - Form 6-K Interim Results 2026	49

Capital and risk management continued

Credit risk – Banking activities continued

Segment analysis – portfolio summary

						Of which:
						Personal				Non-Personal
		Private					Private			Private
		Banking &		Central			Banking &		Central	Banking &		Central
	Retail	Wealth	Commercial	items		Retail	Wealth	Commercial	items	Wealth	Commercial	items
	Banking	Management	& Institutional	& other	Total	Banking	Management	& Institutional	& other	Management	& Institutional	& other
31 December 2025	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Loans - amortised cost and FVOCI (1,2)
Stage 1	196,325	17,552	138,769	34,005	386,651	196,325	14,140	2,355	84	3,412	136,414	33,921
Stage 2	19,113	1,115	18,289	65	38,582	19,113	337	32	18	778	18,257	47
Stage 3	2,231	348	2,102	2	4,683	2,231	260	44	2	88	2,058	—
Of which: individual	—	276	1,180	—	1,456	—	188	5	—	88	1,175	—
Of which: collective	2,231	72	922	2	3,227	2,231	72	39	2	—	883	—
Total	217,669	19,015	159,160	34,072	429,916	217,669	14,737	2,431	104	4,278	156,729	33,968
ECL provisions (3)
Stage 1	335	13	256	10	614	335	3	1	3	10	255	7
Stage 2	424	13	357	2	796	424	1	—	1	12	357	1
Stage 3	1,075	50	1,048	2	2,175	1,075	24	11	2	26	1,037	—
Of which: individual	—	50	548	—	598	—	24	5	—	26	543	—
Of which: collective	1,075	—	500	2	1,577	1,075	—	6	2	—	494	—
Total	1,834	76	1,661	14	3,585	1,834	28	12	6	48	1,649	8
ECL provisions coverage (4)
Stage 1 (%)	0.17	0.07	0.18	0.03	0.16	0.17	0.02	0.04	3.57	0.29	0.19	0.02
Stage 2 (%)	2.22	1.17	1.95	3.08	2.06	2.22	0.30	-	5.56	1.54	1.96	2.13
Stage 3 (%)	48.18	14.37	49.86	100.00	46.44	48.18	9.23	25.00	100.00	29.55	50.39	—
Total	0.84	0.40	1.04	0.04	0.83	0.84	0.19	0.49	5.77	1.12	1.05	0.02
Half year ended 30 June 2025
Impairment (releases)/losses
ECL (release)/charge (5)	226	1	154	1	382	226	3	—	—	(2)	154	1
Stage 1	18	(5)	(80)	—	(67)	18	—	(1)	—	(5)	(79)	—
Stage 2	139	3	23	—	165	139	1	—	—	2	23	—
Stage 3	69	3	211	1	284	69	2	1	—	1	210	1
Of which: individual	—	3	191	—	194	—	2	—	—	1	191	—
Of which: collective	69	—	20	1	90	69	—	1	—	—	19	1
Total	226	1	154	1	382	226	3	—	—	(2)	154	1
Amounts written-off	94	1	97	—	192	94	1	—	—	—	97	—
Of which: individual	—	1	60	—	61	—	1	—	—	—	60	—
Of which: collective	94	—	37	—	131	94	—	—	—	—	37	—
(1)	The table shows gross loans only and excludes amounts that were outside the scope of the ECL framework. Other financial assets within the scope of the IFRS 9 ECL framework were cash and balances at central banks totalling £75.9 billion (31 December 2025 – £84.1 billion) and debt securities of £85.2 billion (31 December 2025 – £78.4 billion).
(2)	Fair value through other comprehensive income (FVOCI). Includes loans to customers and banks.
(3)	Includes £10 million (31 December 2025 – £6 million) related to assets classified as FVOCI and £0.1 billion (31 December 2025 – £0.1 billion) related to off-balance sheet exposures.
(4)	ECL provisions coverage is calculated as ECL provisions divided by loans – amortised cost and FVOCI. It is calculated on loans and total ECL provisions, including ECL for other (non-loan) assets and unutilised exposure. Some segments with a high proportion of debt securities or unutilised exposure may result in a not meaningful (nm) coverage ratio.
(5)	Includes a £2 million release (30 June 2025 – £1 million release) related to other financial assets, of which £2 million charge (30 June 2025 – £0 million release) related to assets classified as FVOCI and includes a £0 million charge (30 June 2025 – £10 million charge) related to contingent liabilities.

NatWest Group - Form 6-K Interim Results 2026	50

Capital and risk management continued

Credit risk – Banking activities continued

Segmental loans and impairment metrics

●	Retail Banking – Year-to-date balance sheet growth was primarily driven by expansion in the mortgage portfolio. Asset quality remained stable through H1 2026, reflecting continued customer resilience and disciplined risk management. Unsecured flows into Stage 3 increased during the first half of the year, largely reflecting the maturation of credit card cohorts originated through strategic new business growth since 2022. Despite a quarter-on-quarter improvement in multiple economic scenarios and weights, performing book ECL coverage remained marginally above the 2025 year-end position, reflecting continued macroeconomic uncertainty. Overall Retail Banking ECL coverage decreased compared with 31 December 2025, primarily due to a sale of Stage 3 unsecured assets in June.
●	Commercial & Institutional – Balance sheet growth was mainly across strategic areas in financial institutions and corporates. Performing book provisions increased reflecting continued macroeconomic uncertainty through updated economic scenarios and weights along with an increase in post model adjustments. Total provision balances reduced with subdued flows into Stage 3 along with some individual write-offs which more than offset the increase in the performing book ECL. Performing book coverage increased due to increased economic uncertainty, but overall total coverage reduced due to the decrease in Stage 3 ECL provisions.

NatWest Group - Form 6-K Interim Results 2026	51

Capital and risk management continued

Credit risk – Banking activities continued

Sector analysis – portfolio summary

The table below shows financial assets and off-balance sheet exposures gross of ECL and related ECL provisions, impairment and past due by sector, asset quality and geographical region.

	Personal				Non-Personal
		Credit	Other		Corporate	Financial
	Mortgages (1)	cards	personal	Total	and other	institutions (2)	Sovereign	Total	Total
30 June 2026	£m	£m	£m	£m	£m	£m	£m	£m	£m
Loans by geography	222,388	8,358	11,571	242,317	122,311	81,908	1,166	205,385	447,702
- UK	222,388	8,358	11,571	242,317	103,054	51,794	519	155,367	397,684
- Other Europe	—	—	—	—	7,171	14,710	144	22,025	22,025
- RoW	—	—	—	—	12,086	15,404	503	27,993	27,993
Loans by stage	222,388	8,358	11,571	242,317	122,311	81,908	1,166	205,385	447,702
- Stage 1	204,278	5,799	9,087	219,164	96,742	81,342	848	178,932	398,096
- Stage 2	16,537	2,263	1,614	20,414	23,769	428	304	24,501	44,915
- Stage 3	1,573	296	870	2,739	1,800	138	14	1,952	4,691
- Of which: individual	194	—	28	222	808	132	14	954	1,176
- Of which: collective	1,379	296	842	2,517	992	6	—	998	3,515
Loans - past due analysis	222,388	8,358	11,571	242,317	122,311	81,908	1,166	205,385	447,702
- Not past due	219,455	8,000	10,638	238,093	118,114	81,611	1,153	200,878	438,971
- Past due 1-30 days	1,566	71	79	1,716	2,976	187	—	3,163	4,879
- Past due 31-90 days	517	88	123	728	431	4	—	435	1,163
- Past due 90-180 days	322	76	118	516	197	103	—	300	816
- Past due >180 days	528	123	613	1,264	593	3	13	609	1,873
Loans - Stage 2	16,537	2,263	1,614	20,414	23,769	428	304	24,501	44,915
- Not past due	15,090	2,163	1,499	18,752	22,466	420	304	23,190	41,942
- Past due 1-30 days	1,179	43	34	1,256	951	4	—	955	2,211
- Past due 31-90 days	268	57	81	406	352	4	—	356	762
Weighted average life
- ECL measurement (years)	9	4	6	5	6	4	nm	6	6
Weighted average 12 months PDs
- IFRS 9 (%)	0.45	3.62	5.34	0.77	1.11	0.17	6.61	0.76	0.77
- Basel (%)	0.64	3.96	3.94	0.88	1.01	0.17	6.68	0.70	0.80
ECL provisions by geography	269	583	1,040	1,892	1,506	147	17	1,670	3,562
- UK	269	583	1,035	1,887	1,331	100	5	1,436	3,323
- Other Europe	—	—	5	5	112	8	—	120	125
- RoW	—	—	—	—	63	39	12	114	114
ECL provisions by stage	269	583	1,040	1,892	1,506	147	17	1,670	3,562
- Stage 1	42	120	166	328	252	29	7	288	616
- Stage 2	33	227	198	458	402	9	3	414	872
- Stage 3	194	236	676	1,106	852	109	7	968	2,074
- Of which: individual	12	—	18	30	349	106	7	462	492
- Of which: collective	182	236	658	1,076	503	3	—	506	1,582

For the notes to this table refer to page 55.

NatWest Group - Form 6-K Interim Results 2026	52

Capital and risk management continued

Credit risk – Banking activities continued

Sector analysis – portfolio summary

	Personal				Non-Personal
		Credit	Other		Corporate	Financial
	Mortgages (1)	cards	personal	Total	and other	institutions (2)	Sovereign	Total	Total
30 June 2026	£m	£m	£m	£m	£m	£m	£m	£m	£m
ECL provisions coverage (%)	0.12	6.98	8.99	0.78	1.23	0.18	1.46	0.81	0.80
- Stage 1 (%)	0.02	2.07	1.83	0.15	0.26	0.04	0.83	0.16	0.15
- Stage 2 (%)	0.20	10.03	12.27	2.24	1.69	2.10	0.99	1.69	1.94
- Stage 3 (%)	12.33	79.73	77.70	40.38	47.33	78.99	50.00	49.59	44.21
ECL (release)/charge	—	149	136	285	147	(8)	(1)	138	423
- UK	—	149	136	285	103	(2)	—	101	386
- Other Europe	—	—	—	—	31	(2)	—	29	29
- RoW	—	—	—	—	13	(4)	(1)	8	8
Amounts written-off	13	80	172	265	218	4	—	222	487
Loans by residual maturity	222,388	8,358	11,571	242,317	122,311	81,908	1,166	205,385	447,702
- ≤1 year	2,250	1,822	2,665	6,737	34,952	57,103	612	92,667	99,404
- >1 and ≤5 year	8,441	6,536	6,538	21,515	53,591	19,966	53	73,610	95,125
- >5 and ≤15 year	44,097	—	2,064	46,161	25,062	4,777	308	30,147	76,308
- >15 year	167,600	—	304	167,904	8,706	62	193	8,961	176,865
Other financial assets by asset quality (3)	—	—	—	—	5,332	28,245	127,526	161,103	161,103
- AQ1-AQ4	—	—	—	—	5,324	27,606	127,506	160,436	160,436
- AQ5-AQ8	—	—	—	—	8	639	20	667	667
Off-balance sheet	16,006	23,233	7,313	46,552	80,662	24,513	510	105,685	152,237
- Loan commitments	16,006	23,233	7,278	46,517	77,740	23,026	510	101,276	147,793
- Contingent liabilities	—	—	35	35	2,922	1,487	—	4,409	4,444
Off-balance sheet by asset quality (3)	16,006	23,233	7,313	46,552	80,662	24,513	510	105,685	152,237
- AQ1-AQ4	14,989	432	5,904	21,325	51,686	22,148	81	73,915	95,240
- AQ5-AQ8	1,005	22,715	1,374	25,094	28,685	2,332	91	31,108	56,202
- AQ9	2	12	6	20	26	—	338	364	384
- AQ10	10	74	29	113	265	33	—	298	411

For the notes to this table refer to page 55.

NatWest Group - Form 6-K Interim Results 2026	53

Capital and risk management continued

Credit risk – Banking activities continued

Sector analysis – portfolio summary

	Personal				Non-Personal
		Credit	Other		Corporate	Financial
	Mortgages (1)	cards	personal	Total	and other	institutions (2)	Sovereign	Total	Total
31 December 2025	£m	£m	£m	£m	£m	£m	£m	£m	£m
Loans by geography	215,229	8,311	11,401	234,941	118,229	74,456	2,290	194,975	429,916
- UK	215,220	8,311	11,401	234,932	101,441	45,700	1,477	148,618	383,550
- Other Europe	9	—	—	9	7,010	14,059	351	21,420	21,429
- RoW	—	—	—	—	9,778	14,697	462	24,937	24,937
Loans by stage	215,229	8,311	11,401	234,941	118,229	74,456	2,290	194,975	429,916
- Stage 1	197,939	5,988	8,977	212,904	97,779	73,959	2,009	173,747	386,651
- Stage 2	15,951	2,081	1,468	19,500	18,460	356	266	19,082	38,582
- Stage 3	1,339	242	956	2,537	1,990	141	15	2,146	4,683
- Of which: individual	167	1.0	25	193	1,112	136	15	1,263	1,456
- Of which: collective	1,172	241	931	2,344	878	5	—	883	3,227
Loans - past due analysis	215,229	8,311	11,401	234,941	118,229	74,456	2,290	194,975	429,916
- Not past due	212,492	7,993	10,388	230,873	114,895	74,257	2,275	191,427	422,300
- Past due 1-30 days	1,510	71	92	1,673	2,261	137	—	2,398	4,071
- Past due 31-90 days	469	86	130	685	274	8	—	282	967
- Past due 90-180 days	275	62	104	441	110	6	—	116	557
- Past due >180 days	483	99	687	1,269	689	48	15.0	752	2,021
Loans - Stage 2	15,951	2,081	1,468	19,500	18,460	356	266	19,082	38,582
- Not past due	14,521	1,979	1,335	17,835	17,605	343	266	18,214	36,049
- Past due 1-30 days	1,138	41	48	1,227	610	5	—	615	1,842
- Past due 31-90 days	292	61	85	438	245	8	—	253	691
Weighted average life
- ECL measurement (years)	9	4	6	5	7	4	nm	6	6
Weighted average 12 months PDs
- IFRS 9 (%)	0.46	3.68	5.05	0.77	1.18	0.14	5.40	0.83	0.80
- Basel (%)	0.62	3.91	3.52	0.85	1.04	0.15	5.40	0.75	0.80
ECL provisions by geography	272	520	1,088	1,880	1,532	155	18	1,705	3,585
- UK	270	520	1,088	1,878	1,367	103	5	1,475	3,353
- Other Europe	2	—	—	2	104	10	1	115	117
- RoW	—	—	—	—	61	42	12	115	115
ECL provisions by stage	272	520	1,088	1,880	1,532	155	18	1,705	3,585
- Stage 1	45	125	172	342	228	37	7	272	614
- Stage 2	36	205	185	426	360	5	5	370	796
- Stage 3	191	190	731	1,112	944	113	6	1,063	2,175
- Of which: individual	16	1.0	12	29	453	110	6	569	598
- Of which: collective	175	189	719	1,083	491	3	—	494	1,577

For the notes to this table refer to the following page.

NatWest Group - Form 6-K Interim Results 2026	54

Capital and risk management continued

Credit risk – Banking activities continued

Sector analysis – portfolio summary

	Personal				Non-Personal
		Credit	Other		Corporate	Financial
	Mortgages (1)	cards	personal	Total	and other	institutions (2)	Sovereign	Total	Total
31 December 2025	£m	£m	£m	£m	£m	£m	£m	£m	£m
ECL provisions coverage (%)	0.13	6.26	9.54	0.80	1.30	0.21	0.79	0.87	0.83
- Stage 1 (%)	0.02	2.09	1.92	0.16	0.23	0.05	0.35	0.16	0.16
- Stage 2 (%)	0.23	9.85	12.60	2.18	1.95	1.40	1.88	1.94	2.06
- Stage 3 (%)	14.26	78.51	76.46	43.83	47.44	80.14	40.00	49.53	46.44

Half year ended 30 June 2025
ECL (release)/charge	(86)	143	172	229	101	52	—	153	382
- UK	(86)	143	172	229	97	51	—	148	377
- Other Europe	—	—	—	—	3	2	—	5	5
- RoW	—	—	—	—	1	(1)	—	—	—
Amounts written-off	13	52	30	95	97	—	—	97	192

31 December 2025
Loans by residual maturity	215,229	8,311	11,401	234,941	118,229	74,456	2,290	194,975	429,916
- ≤1 year	2,764	1,856	2,736	7,356	33,768	52,130	1,765	87,663	95,019
- >1 and ≤5 year	8,332	6,452	6,898	21,682	51,723	18,262	77	70,062	91,744
- >5 and ≤15 year	42,759	3.0	1,772	44,534	24,136	4,016	290	28,442	72,976
- >15 year	161,374	—	(5)	161,369	8,602	48	158	8,808	170,177
Other financial assets by asset quality (3)	—	—	—	—	4,513	28,490	129,532	162,535	162,535
- AQ1-AQ4	—	—	—	—	4,506	28,301	129,532	162,339	162,339
- AQ5-AQ8	—	—	—	—	7	189	—	196	196
Off-balance sheet	14,799	22,696	7,550	45,045	78,604	23,031	501	102,136	147,181
- Loan commitments	14,799	22,696	7,514	45,009	75,723	21,555	501	97,779	142,788
- Contingent liabilities	—	—	36	36	2,881	1,476	—	4,357	4,393
Off-balance sheet by asset quality (3)	14,799	22,696	7,550	45,045	78,604	23,031	501	102,136	147,181
- AQ1-AQ4	13,926	415	6,140	20,481	50,709	21,030	114	71,853	92,334
- AQ5-AQ8	859	22,205	1,283	24,347	27,525	1,924	12	29,461	53,808
- AQ9	4	11	12	27	61	—	375	436	463
- AQ10	10	65	115	190	309	77	—	386	576

(1)	Includes a portion of Private Banking & Wealth Management lending secured against residential real estate, in line with ECL calculation methodology. Private Banking & Wealth Management and RBS International personal products are reported in the UK, reflecting the country of lending origination and includes crown dependencies.
(2)	Included within financial institutions is funds lending of £22.7 billion, including £17.7 billion subscription lines financing and £5.0 billion net asset value financing, and £11.4 billion of securitisation classified as private credit securitisation. Private credit securitisation is defined as senior securitisation financing secured on diversified portfolios of private loans to corporates.
(3)	AQ bandings are based on Basel probability of default (PD) and mapping is as follows:

Internal asset quality band	Probability of default range	Indicative S&P rating	Internal asset quality band	Probability of default range	Indicative S&P rating
AQ1	0% - 0.034%	AAA to AA	AQ6	1.076% - 2.153%	BB- to B+
AQ2	0.034% - 0.048%	AA to AA-	AQ7	2.153% - 6.089%	B+ to B
AQ3	0.048% - 0.095%	A+ to A	AQ8	6.089% - 17.222%	B- to CCC+
AQ4	0.095% - 0.381%	BBB+ to BBB-	AQ9	17.222% - 100%	CCC to C
AQ5	0.381% - 1.076%	BB+ to BB	AQ10	100%	D

NatWest Group - Form 6-K Interim Results 2026	55

Capital and risk management continued

Credit risk – Banking activities continued

Sector analysis – portfolio summary

The table below shows ECL by stage, for the Personal portfolio and Non-Personal portfolio, including the three largest borrowing sector clusters included in corporate and other.

	Loans - amortised cost and FVOCI				Off-balance sheet		ECL provisions
					Loan	Contingent
	Stage 1	Stage 2	Stage 3	Total	commitments	liabilities	Stage 1	Stage 2	Stage 3	Total
30 June 2026	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Personal	219,164	20,414	2,739	242,317	46,517	35	328	458	1,106	1,892
Mortgages (1)	204,278	16,537	1,573	222,388	16,006	—	42	33	194	269
Credit cards	5,799	2,263	296	8,358	23,233	—	120	227	236	583
Other personal	9,087	1,614	870	11,571	7,278	35	166	198	676	1,040
Non-Personal	178,932	24,501	1,952	205,385	101,276	4,409	288	414	968	1,670
Financial institutions (2)	81,342	428	138	81,908	23,026	1,487	29	9	109	147
Sovereigns	848	304	14	1,166	510	—	7	3	7	17
Corporate and other	96,742	23,769	1,800	122,311	77,740	2,922	252	402	852	1,506
Of which:
Commercial real estate	18,851	1,084	315	20,250	6,330	139	57	20	116	193
Mobility and logistics	11,491	6,105	85	17,681	11,085	387	27	57	41	125
Consumer industries	11,340	3,861	367	15,568	12,244	545	34	90	199	323
Total	398,096	44,915	4,691	447,702	147,793	4,444	616	872	2,074	3,562

	Loans - amortised cost and FVOCI				Off-balance sheet		ECL provisions
					Loan	Contingent
	Stage 1	Stage 2	Stage 3	Total	commitments	liabilities	Stage 1	Stage 2	Stage 3	Total
31 December 2025	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Personal	212,904	19,500	2,537	234,941	45,009	36	342	426	1,112	1,880
Mortgages (1)	197,939	15,951	1,339	215,229	14,799	—	45	36	191	272
Credit cards	5,988	2,081	242	8,311	22,696	—	125	205	190	520
Other personal	8,977	1,468	956	11,401	7,514	36	172	185	731	1,088
Non-Personal	173,747	19,082	2,146	194,975	97,779	4,357	272	370	1,063	1,705
Financial institutions (2)	73,959	356	141	74,456	21,555	1,476	37	5	113	155
Sovereigns	2,009	266	15	2,290	501	—	7	5	6	18
Corporate and other	97,779	18,460	1,990	118,229	75,723	2,881	228	360	944	1,532
Of which:
Commercial real estate	17,838	1,272	294	19,404	6,646	162	55	22	120	197
Mobility and logistics	13,021	4,312	81	17,414	10,194	520	24	45	40	109
Consumer industries	12,875	2,912	389	16,176	11,149	496	33	68	199	300
Total	386,651	38,582	4,683	429,916	142,788	4,393	614	796	2,175	3,585

(1)

As at 30 June 2026 £148.7 billion, 66.9%, of the total residential mortgages portfolio had Energy Performance Certificate (EPC) data available (31 December 2025 – £144.2 billion, 67.0%). Of which, 50.4% were rated as EPC A to C (31 December 2025 – 48.8%).

(2)	Includes transactions, such as securitisations, where the underlying risk may be in other sectors.

NatWest Group - Form 6-K Interim Results 2026	56

Capital and risk management continued

Credit risk – Banking activities continued

Non-Personal forbearance

The table below shows Non-Personal forbearance, Heightened Monitoring and Risk of Credit Loss by sector. This table shows current exposure but reflects risk transfers where there is a guarantee by another customer.

	Corporate and	Financial
	other	institutions	Sovereign	Total
30 June 2026	£m	£m	£m	£m
Forbearance (flow)	2,319	77	—	2,396
Forbearance (stock)	4,453	85	10	4,548
Heightened Monitoring and Risk of Credit Loss	5,981	242	1	6,224

31 December 2025
Forbearance (flow)	3,495	43	12	3,550
Forbearance (stock)	4,167	122	12	4,301
Heightened Monitoring and Risk of Credit Loss	6,115	103	2	6,220

●	Loans by geography and sector – In line with NatWest Group’s strategic focus, exposures continued to be mainly in the UK.
●	Loans by stage – Stage 3 balances remained broadly stable, with higher Personal unsecured flows into Stage 3 offset by increased Non-Personal write-offs and a Personal unsecured debt sale. Stage 2 balances increased in Non-Personal, reflecting portfolio growth, updated economic scenarios and weights, and higher post model adjustments for continued macroeconomic uncertainty. Personal Stage 2 balances were broadly stable and in line with portfolio growth, supported by resilient credit performance.
●	Loans – Past due analysis – There were small increases in arrears balances in H1 2026 mainly as result of portfolio growth and maturation. Arrears levels overall were within expectations.
●	Weighted average 12 months PDs – Both IFRS 9 and Basel PDs remained broadly stable during H1 2026. The higher PD in sovereigns reflected a single entity where lending is fully guaranteed.
●	ECL provisions by stage and ECL provisions coverage – Overall ECL provisions and total coverage decreased from 31 December 2025. This reflected stability in arrears trends and the ongoing resilience of NatWest Group’s portfolios, alongside balance sheet management actions, coupled with low defaults and increased write-offs in Non-Personal.
●	ECL charge – The H1 2026 impairment charge reflected broadly stable default rates on growing Personal unsecured portfolios, combined with increased post model adjustments to account for increased economic uncertainty due to the Middle East conflict.
●	Loans by residual maturity – The maturity profile of the portfolios remained consistent with prior periods. In mortgages, as expected, the vast majority of exposures were greater than five years. In unsecured lending, cards and other, exposures were concentrated in less than five years. In Non-Personal, over 80% of the loans mature in less than five years.
●	Other financial assets by asset quality – These assets were cash and debt securities, and generally of high credit quality as reflected in the AQ banding.
●	Off-balance sheet exposures by asset quality – The AQ band split of off-balance sheet exposures broadly mirrored the drawn loans portfolio for non-defaulted exposures. In Personal, undrawn exposures were reflective of available credit lines in credit cards and current accounts. Additionally, the mortgage portfolio had undrawn exposures, where formal offers had been made to customers but had not yet drawn down; the value increased in line with the pipeline of offers. In Non-Personal, off-balance sheet exposure consisted primarily of undrawn loan commitments to customers along with contingent liabilities.
●	Non-Personal problem debt – Exposures within the Wholesale Problem Debt Management framework remained stable during H1 2026, with increases in certain sectors broadly offset by reductions in others. There was no change in the reasons for customers moving onto the framework from 2025, with trading issues and cash/liquidity remaining the principal factors.
●	Non-Personal forbearance – Exposures classified as forborne increased marginally in 2026 with increases in some sectors offsetting reductions in others. A portion of forbearance flows related to cases in Customer Lending Support subject to repeated forbearance.

NatWest Group - Form 6-K Interim Results 2026	57

Capital and risk management continued

Credit risk – Banking activities continued

Personal portfolio

Disclosures in the Personal portfolio section include drawn exposure (gross of provisions).

	30 June 2026					31 December 2025
		Private					Private
		Banking &					Banking &
	Retail	Wealth	Commercial	Central items		Retail	Wealth	Commercial	Central items
	Banking	Management	& Institutional	& other	Total	Banking	Management	& Institutional	& other	Total
Personal lending	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Mortgages	207,158	13,001	2,229	—	222,388	199,972	13,038	2,210	9	215,229
Of which:
Owner occupied	186,774	11,606	1,534	—	199,914	180,323	11,644	1,508	8	193,483
Buy-to-let	20,384	1,395	695	—	22,474	19,649	1,394	702	1	21,746
Interest only	22,503	11,579	432	—	34,514	21,812	11,533	436	—	33,781
Mixed (1)	9,889	88	4	—	9,981	9,977	76	4	—	10,057
ECL provisions (2)	251	13	5	—	269	248	17	5	2	272
Other personal lending (3)	17,920	1,818	191	—	19,929	17,696	1,699	221	95	19,711
ECL provisions (2)	1,599	16	8	—	1,623	1,586	11	7	4	1,608
Total personal lending	225,078	14,819	2,420	—	242,317	217,668	14,737	2,431	104	234,940
Mortgage LTV ratios
Owner occupied	59%	60%	57%	—	59%	57%	61%	57%	42%	57%
Stage 1	59%	59%	57%	—	59%	57%	59%	57%	—	57%
Stage 2	54%	62%	56%	—	54%	52%	57%	59%	32%	52%
Stage 3	50%	65%	67%	—	53%	47%	69%	67%	56%	51%
Buy-to-let	55%	61%	54%	—	56%	54%	62%	55%	26%	55%
Stage 1	56%	61%	54%	—	56%	54%	60%	54%	—	55%
Stage 2	54%	55%	57%	—	54%	52%	56%	62%	26%	52%
Stage 3	53%	59%	67%	—	55%	51%	56%	66%	24%	53%
Gross new mortgage lending	19,170	626	162	—	19,958	34,458	1,492	313	—	36,263
Of which:
Owner occupied	18,077	573	125	—	18,775	32,059	1,372	229	—	33,660
- LTV > 90%	1,312	—	—	—	1,312	1,677	—	—	—	1,677
Weighted average LTV (4)	72%	65%	72%	—	72%	71%	66%	61%	—	70%
Buy-to-let	1,093	53	37	—	1,183	2,399	120	84	—	2,603
Weighted average LTV (4)	59%	67%	58%	—	59%	61%	65%	61%	—	61%
Interest only	1,465	570	25	—	2,060	2,443	1,357	54	—	3,854
Mixed (1)	502	—	—	—	502	1,049	—	1	—	1,050
Mortgage forbearance
Forbearance flow (5)	209	12	1	—	222	328	14	1	—	343
Forbearance stock	1,252	14	3	—	1,269	1,203	10	9	1	1,223
Current	921	—	—	—	921	918	2	3	—	923
1-3 months in arrears	125	5	—	—	130	110	6	—	—	116
> 3 months in arrears	206	9	3	—	218	175	2	6	1	184

For the notes to this table refer to the following page.

NatWest Group - Form 6-K Interim Results 2026	58

Capital and risk management continued

Credit risk – Banking activities continued

Personal portfolio continued

(1)	Includes accounts which have an interest only sub-account and a capital and interest sub-account to provide a more comprehensive view of interest only exposures.
(2)	Retail Banking excludes a non-material amount of lending and provisions held on relatively small legacy portfolios.
(3)	Comprises unsecured lending except for Private Banking & Wealth Management, which includes both secured and unsecured lending. It excludes loans that are commercial in nature.
(4)	New mortgage lending LTV reflects the LTV at the time of lending.
(5)	Forbearance flows only include an account once per year, although some accounts may be subject to multiple forbearance deals. Forbearance deals post default are excluded from these flows.

NatWest Group - Form 6-K Interim Results 2026	59

Capital and risk management continued

Credit risk – Banking activities continued

Personal portfolio

Mortgage LTV distribution by stage

The table below shows gross mortgage lending and related ECL by LTV band for the Retail Banking portfolio.

	Mortgages				ECL provisions				ECL provisions coverage
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
30 June 2026	£m	£m	£m	£m	£m	£m	£m	£m	%	%	%	%
≤50%	63,778	6,929	648	71,355	8	7	91	106	—	0.1	14.0	0.1
>50% and ≤70%	62,736	5,944	432	69,112	13	11	53	77	—	0.2	12.3	0.1
>70% and ≤80%	29,912	2,039	124	32,075	7	7	15	29	—	0.3	12.1	0.1
>80% and ≤90%	23,697	1,082	64	24,843	7	6	8	21	—	0.6	12.5	0.1
>90% and ≤100%	9,206	260	18	9,484	2	2	4	8	—	0.8	22.2	0.1
>100%	8	3	7	18	—	—	3	3	—	—	42.9	16.7
Total with LTVs	189,337	16,257	1,293	206,887	37	33	174	244	—	0.2	13.5	0.1
Other	267	1	3	271	4	-	3	7	1.5	—	100.0	2.6
Total	189,604	16,258	1,296	207,158	41	33	177	251	—	0.2	13.7	0.1
31 December 2025
≤50%	66,203	7,099	597	73,899	10	10	94	114	—	0.1	15.7	0.2
>50% and ≤70%	63,802	5,948	338	70,088	16	15	50	81	—	0.3	14.8	0.1
>70% and ≤80%	27,658	1,745	73	29,476	8	6	12	26	—	0.3	16.4	0.1
>80% and ≤90%	20,777	744	39	21,560	7	4	6	17	—	0.5	15.4	0.1
>90% and ≤100%	4,438	76	7	4,521	1	1	2	4	—	1.3	28.6	0.1
>100%	9	1	7	17	—	—	3	3	—	—	42.9	17.6
Total with LTVs	182,887	15,613	1,061	199,561	42	36	167	245	—	0.2	15.7	0.1
Other	406	1	4	411	2	—	1	3	0.5	—	25.0	0.7
Total	183,293	15,614	1,065	199,972	44	36	168	248	—	0.2	15.8	0.1

●	Mortgage balances increased during 2026 with continuing organic growth.
●	Unsecured lending was stable overall, with growth in prime quality whole of market lending and balance transfer credit card segments offset by the run-off of the recently acquired Sainsbury’s Bank lending portfolio, in line with expectations.
●	Portfolios and new business were closely monitored against agreed operating limits. These included loan-to-value ratios, buy-to-let concentrations, new-build concentrations and credit quality. Lending criteria, affordability calculations and assumptions for new lending were adjusted during the year, to maintain credit quality in line with appetite and to ensure customers are assessed fairly as economic conditions change.
●	Mortgage portfolio LTVs increased overall, partly driven by house price indexation as well as higher new business volumes, including support for first time buyers which have led to an increase in balances in higher LTV bands.
●	Mortgage forbearance levels were broadly consistent with 2025, with flows to collections in line with expectations.

NatWest Group - Form 6-K Interim Results 2026	60

Capital and risk management continued

Credit risk – Banking activities continued

Commercial real estate (CRE)

CRE LTV distribution by stage

The table below shows CRE gross loans and related ECL by LTV band.

	Gross loans				ECL provisions				ECL provisions coverage
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
30 June 2026	£m	£m	£m	£m	£m	£m	£m	£m	%	%	%	%
≤50%	7,584	247	25	7,856	19	5	8	32	0.3	2.0	32.0	0.4
>50% and ≤60%	4,583	62	35	4,680	15	2	3	20	0.3	3.2	8.6	0.4
>60% and ≤70%	893	51	34	978	4	1	16	21	0.4	2.0	47.1	2.1
>70% and ≤100%	340	75	94	509	1	2	26	29	0.3	2.7	27.7	5.7
>100%	168	1	43	212	1	—	20	21	0.6	—	46.5	9.9
Total with LTVs	13,568	436	231	14,235	40	10	73	123	0.3	2.3	31.6	0.9
Total portfolio average LTV	48%	56%	79%	49%
Other investment (1)	2,807	199	38	3,044	5	3	13	21	0.2	1.5	34.2	0.7
Investment	16,375	635	269	17,279	45	13	86	144	0.3	2.0	32.0	0.8
Development and other (2)	2,476	449	46	2,971	12	7	30	49	0.5	1.6	65.2	1.6
Total	18,851	1,084	315	20,250	57	20	116	193	0.3	1.8	36.8	1.0

31 December 2025
≤50%	7,324	222	26	7,572	20	5	6	31	0.3	2.3	23.1	0.4
>50% and ≤60%	4,417	144	40	4,601	15	2	6	23	0.3	1.4	15.0	0.5
>60% and ≤70%	881	21	27	929	4	1	10	15	0.5	4.8	37.0	1.6
>70% and ≤100%	270	146	35	451	1	4	19	24	0.4	2.7	54.3	5.3
>100%	183	2	83	268	2	—	39	41	1.1	—	47.0	15.3
Total with LTVs	13,075	535	211	13,821	42	12	80	134	0.3	2.2	37.9	1.0
Total portfolio
average LTV	48%	58%	115%	49%
Other investment (1)	2,745	331	36	3,112	5	4	11	20	0.2	1.2	30.6	0.6
Investment	15,820	866	247	16,933	47	16	91	154	0.3	1.8	36.8	0.9
Development and other (2)	2,018	406	47	2,471	8	6	29	43	0.4	1.5	61.7	1.7
Total	17,838	1,272	294	19,404	55	22	120	197	0.3	1.7	40.8	1.0

(1)	Related mainly to business banking and unsecured corporate lending.
(2)	Related to the development of commercial residential properties, along with CRE activities that are not strictly investment or development. LTV is not a meaningful measure for this type of lending activity.

●	Overall – The majority of the CRE portfolio was located and managed in the UK. Business appetite and strategy was aligned across NatWest Group.
●	2026 trends – There was growth in the residential sector, with other CRE sectors remaining broadly flat. LTV profile remained stable.
●	Credit quality – Credit quality is largely unchanged, with a modest increase in exposure on the Wholesale Problem Debt Management framework.
●	Risk appetite – Lending appetite is subject to regular review and implemented at sub-sector level.

NatWest Group - Form 6-K Interim Results 2026	61

Capital and risk management continued

Credit risk – Banking activities continued

Flow statements

The flow statements that follow show the main ECL and related income statement movements. They also show the changes in ECL as well as the changes in related financial assets used in determining ECL. Due to differences in scope, exposures may differ from those reported in other tables. These differences do not have a material ECL effect. Other points to note:

●	Financial assets include treasury liquidity portfolios, comprising balances at central banks and debt securities, as well as loans. Both modelled and non-modelled portfolios are included.
●	Stage transfers (for example, exposures moving from Stage 1 into Stage 2) are a key feature of the ECL movements, with the net re-measurement cost of transitioning to a worse stage being a primary driver of income statement charges. Similarly, there is an ECL benefit for accounts improving stage.
●	Changes in risk parameters shows the reassessment of the ECL within a given stage, including any ECL overlays and residual income statement gains or losses at the point of write-off or accounting write-down.
●	Other (P&L only items) includes any subsequent changes in the value of written-down assets (for example, fortuitous recoveries) along with other direct write-off items such as direct recovery costs. Other (P&L only items) affects the income statement but does not affect balance sheet ECL movements.
●	Amounts written-off represent the gross asset written-off against accounts with ECL, including the net asset written-off for any debt sale activity.
●	There were some flows from Stage 1 into Stage 3 including transfers due to unexpected default events with a post model adjustment in place for Commercial & Institutional to account for this risk.
●	The effect of any change in post model adjustments during the year is typically reported under changes in risk parameters, as are any effects arising from changes to the underlying models.
●	All movements are captured monthly and aggregated. Interest suspended post default is included within Stage 3 ECL with the increase in the value of suspended interest during the year reported under currency translation and other adjustments.

	Stage 1		Stage 2		Stage 3		Total
	Financial		Financial		Financial		Financial
	assets	ECL	assets	ECL	assets	ECL	assets	ECL
NatWest Group total	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2026	546,394	614	39,598	796	4,893	2,175	590,885	3,585
Currency translation and other adjustments	(62)	—	(24)	—	61	78	(25)	78
Transfers from Stage 1 to Stage 2	(24,354)	(152)	24,354	152	—	—	—	—
Transfers from Stage 2 to Stage 1	13,570	228	(13,570)	(228)	—	—	—	—
Transfers to Stage 3	(108)	(3)	(1,214)	(148)	1,322	151	—	—
Transfers from Stage 3	76	9	212	18	(288)	(27)	—	—
Net re-measurement of ECL on stage transfer		(155)		329		206		380
Changes in risk parameters		1		56		165		222
Other changes in net exposure	17,476	74	(3,193)	(103)	(665)	(121)	13,618	(150)
Other (P&L only items)		3		1		(33)		(29)
Income statement (releases)/charges		(77)		283		217		423
Amounts written-off	—	—	—	—	(487)	(487)	(487)	(487)
Unwinding of discount		—		—		(66)		(66)
At 30 June 2026	552,992	616	46,163	872	4,836	2,074	603,991	3,562
Net carrying amount	552,376		45,291		2,762		600,429
At 1 January 2025	515,556	598	42,165	787	5,901	2,040	563,622	3,425
2025 movements	11,439	50	(409)	(46)	(162)	221	10,868	225
At 30 June 2025	526,995	648	41,756	741	5,739	2,261	574,490	3,650
Net carrying amount	526,347		41,015		3,478		570,840

NatWest Group - Form 6-K Interim Results 2026	62

Capital and risk management continued

Credit risk – Banking activities continued

Flow statements

	Stage 1		Stage 2		Stage 3		Total
	Financial		Financial		Financial		Financial
	assets	ECL	assets	ECL	assets	ECL	assets	ECL
Retail Banking - mortgages	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2026	181,936	44	15,824	36	1,084	168	198,844	248
Currency translation and other adjustments					27	27	27	27
Transfers from Stage 1 to Stage 2	(6,268)	(4)	6,268	4	—	—	—	—
Transfers from Stage 2 to Stage 1	4,327	4	(4,327)	(4)	—	—	—	—
Transfers to Stage 3	(2)	—	(410)	(5)	412	5	—	—
Transfers from Stage 3	2	—	94	1	(96)	(1)	—	—
Net re-measurement of ECL on stage transfer		(2)		7		2		7
Changes in risk parameters		(1)		(4)		35		30
Other changes in net exposure	6,994	—	(1,012)	(2)	(101)	(27)	5,881	(29)
Other (P&L only items)		—		—		(9)		(9)
Income statement (releases)/charges		(3)		1		1		(1)
Amounts written-off	—	—	—	—	(10)	(10)	(10)	(10)
Unwinding of discount		—		—		(22)		(22)
At 30 June 2026	186,989	41	16,437	33	1,316	177	204,742	251
Net carrying amount	186,948		16,404		1,139		204,491
At 1 January 2025	171,333	76	20,992	60	2,303	305	194,628	441
2025 movements	2,568	(18)	345	(9)	(412)	(51)	2,501	(78)
At 30 June 2025	173,901	58	21,337	51	1,891	254	197,129	363
Net carrying amount	173,843		21,286		1,637		196,766

●	ECL coverage for mortgages remained consistent during the first half of 2026, supported by stable credit performance.
●	PDs and Stage 3 inflows remained broadly stable, with the portfolio showing continued resilience during an ongoing period of relatively high inflation and interest rates.
●	The growth in Stage 3 assets reflected a reduction in Stage 3 write-offs and recoveries in 2026 after a significant securitisation of Stage 3 assets in Q4 2025.
●	The net flows into Stage 2 from Stage 1 were offset by outflows from Stage 2 to Stage 1 and balance paydown in Stage 2, supporting a stable Stage 2 level during 2026 to date.
●	The relatively small ECL cost for net re-measurement on transfer into Stage 3 included the effect of risk targeted ECL adjustments, when previously in the good book.
●	Write-off occurs once the repossessed property has been sold and there is a residual shortfall balance remaining outstanding. This would typically be within five years from default but can be longer.

NatWest Group - Form 6-K Interim Results 2026	63

Capital and risk management continued

Credit risk – Banking activities continued

Flow statements

	Stage 1		Stage 2		Stage 3		Total
	Financial		Financial		Financial		Financial
	assets	ECL	assets	ECL	assets	ECL	assets	ECL
Retail Banking - credit cards	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2026	5,743	124	2,167	204	267	190	8,177	518
Currency translation and other adjustments					4	4	4	4
Transfers from Stage 1 to Stage 2	(1,325)	(35)	1,325	35	—	—	—	—
Transfers from Stage 2 to Stage 1	692	55	(692)	(55)	—	—	—	—
Transfers to Stage 3	(21)	(1)	(167)	(56)	188	57	—	—
Transfers from Stage 3	2	1	8	4	(10)	(5)	—	—
Net re-measurement of ECL on stage transfer		(35)		101		76		142
Changes in risk parameters		13		42		8		63
Other changes in net exposure	348	(3)	(288)	(48)	(42)	(5)	18	(56)
Other (P&L only items)		—		—		—		—
Income statement (releases)/charges		(25)		95		79		149
Amounts written-off	—	—	—	—	(80)	(80)	(80)	(80)
Unwinding of discount		—		—		(9)		(9)
At 30 June 2026	5,439	119	2,353	227	327	236	8,119	582
Net carrying amount	5,320		2,126		91		7,537
At 1 January 2025	4,523	76	2,034	186	162	117	6,719	379
2025 movements	1,145	50	(40)	11	49	29	1,154	90
At 30 June 2025	5,668	126	1,994	197	211	146	7,873	469
Net carrying amount	5,542		1,797		65		7,404

●	Credit cards ECL increased during 2026, primarily reflecting continued organic portfolio growth within risk appetite, together with the expected maturation of credit card cohorts originated through strategic new business growth since 2022.
●	Flows into Stage 3 were higher than in 2025, consistent with recent portfolio growth and cohort maturation, and remained in line with expectations. Debt sale activity partially offset these higher flows from a Stage 3 balance and ECL perspective.
●	This maturation dynamic also contributed to net migration from Stage 1 into Stage 2, reflecting the natural seasoning of newer lending cohorts rather than a material deterioration in credit quality.
●	Charge-off (analogous to partial write-off) typically occurs after 12 missed payments.

NatWest Group - Form 6-K Interim Results 2026	64

Capital and risk management continued

Credit risk – Banking activities continued

Flow statements

	Stage 1		Stage 2		Stage 3		Total
	Financial		Financial		Financial		Financial
	assets	ECL	assets	ECL	assets	ECL	assets	ECL
Retail Banking - other personal unsecured	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2026	6,851	167	1,445	184	941	717	9,237	1,068
Currency translation and other adjustments					14	14	14	14
Inter-group transfers	70	3	12	1	—	—	82	4
Transfers from Stage 1 to Stage 2	(1,316)	(63)	1,316	63	—	—	—	—
Transfers from Stage 2 to Stage 1	760	87	(760)	(87)	—	—	—	—
Transfers to Stage 3	(46)	—	(184)	(66)	230	66	—	—
Transfers from Stage 3	5	2	12	5	(17)	(7)	—	—
Net re-measurement of ECL on stage transfer		(57)		129		40		112
Changes in risk parameters		(23)		(11)		41		7
Other changes in net exposure	490	48	(211)	(21)	(98)	(27)	181	—
Other (P&L only items)		—		(1)		14		13
Income statement (releases)/charges		(32)		96		68		132
Amounts written-off	—	—	—	—	(170)	(170)	(170)	(170)
Unwinding of discount		—		—		(18)		(18)
At 30 June 2026	6,814	164	1,630	197	900	656	9,344	1,017
Net carrying amount	6,650		1,433		244		8,327
At 1 January 2025	5,605	127	1,465	182	833	641	7,903	950
2025 movements	1,507	49	(53)	(5)	112	86	1,566	130
At 30 June 2025	7,112	176	1,412	177	945	727	9,469	1,080
Net carrying amount	6,936		1,235		218		8,389

●	Total ECL and associated coverage levels reduced during H1 2026, reflecting resilient credit performance across the portfolio together with the impact of the sale of Stage 3 assets in June.
●	Arrears performance remained broadly stable during H1 2026. Consistent with this, performing book ECL coverage reduced modestly compared with 31 December 2025.
●	Flow rates into Stage 3 remained broadly unchanged, consistent with wider arrears trends and overall portfolio performance.
●	Loans are written off when recovery activity has been exhausted or no further recoveries are expected, and in all cases no later than six years after default.

NatWest Group - Form 6-K Interim Results 2026	65

Capital and risk management continued

Credit risk – Banking activities continued

Flow statements

	Stage 1		Stage 2		Stage 3		Total
	Financial		Financial		Financial		Financial
	assets	ECL	assets	ECL	assets	ECL	assets	ECL
Commercial & Institutional - corporate	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2026	64,119	159	14,684	292	1,605	727	80,408	1,178
Currency translation and other adjustments	118	—	(23)	—	16	33	111	33
Inter-group transfers	(388)	—	16	—	(2)	—	(374)	—
Transfers from Stage 1 to Stage 2	(13,250)	(41)	13,250	41	—	—	—	—
Transfers from Stage 2 to Stage 1	6,448	66	(6,448)	(66)	—	—	—	—
Transfers to Stage 3	(15)	—	(261)	(18)	276	18	—	—
Transfers from Stage 3	25	4	51	7	(76)	(11)	—	—
Net re-measurement of ECL on stage transfer		(49)		75		78		104
Changes in risk parameters		25		26		74		125
Other changes in net exposure	6,348	16	(1,155)	(25)	(275)	(64)	4,918	(73)
Other (P&L only items)		3		3		(33)		(27)
Income statement (releases)/charges		(5)		79		55		129
Amounts written-off	—	—	—	—	(194)	(194)	(194)	(194)
Unwinding of discount		—		—		(10)		(10)
At 30 June 2026	63,405	180	20,114	332	1,350	651	84,869	1,163
Net carrying amount	63,225		19,782		699		83,706
At 1 January 2025	62,575	175	11,450	273	1,562	659	75,587	1,107
2025 movements	(179)	(26)	30	(34)	111	91	(38)	31
At 30 June 2025	62,396	149	11,480	239	1,673	750	75,549	1,138
Net carrying amount	62,247		11,241		923		74,411

●	ECL remained stable with write-offs exceeding impairment charges and other movements.
●	Stage 2 exposure and ECL increased reflecting continued macroeconomic uncertainty through updated economic scenarios and weights along with an increase in post model adjustments.
●	Stage 3 exposure and ECL reduced with low flows into Stage 3 and write-offs significantly exceeding impairment charges.

NatWest Group - Form 6-K Interim Results 2026	66

Capital and risk management continued

Credit risk – Banking activities continued

Flow statements

	Stage 1		Stage 2		Stage 3		Total
	Financial		Financial		Financial		Financial
	assets	ECL	assets	ECL	assets	ECL	assets	ECL
Commercial & Institutional - property	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2026	30,484	61	3,093	56	442	193	34,019	310
Currency translation and other adjustments	(2)	—	—		—	(2)	(2)	(2)
Inter-group transfers	(1)	—	(13)	(1)	1	—	(13)	(1)
Transfers from Stage 1 to Stage 2	(1,128)	(6)	1,128	6	—	—	—	—
Transfers from Stage 2 to Stage 1	552	10	(552)	(10)	—	—	—	—
Transfers to Stage 3	(5)	—	(97)	(3)	102	3	—	—
Transfers from Stage 3	9	1	25	3	(34)	(4)	—	—
Net re-measurement of ECL on stage transfer		(7)		8		8		9
Changes in risk parameters		—		4		—		4
Other changes in net exposure	1,378	4	(286)	(6)	(94)	6	998	4
Other (P&L only items)		—		—		—		—
Income statement (releases)/charges		(3)		6		14		17
Amounts written-off	—	—	—	—	(24)	(24)	(24)	(24)
Unwinding of discount		—		—		(2)		(2)
At 30 June 2026	31,287	63	3,298	57	393	178	34,978	298
Net carrying amount	31,224		3,241		215		34,680
At 1 January 2025	27,468	77	2,980	61	590	225	31,038	363
2025 movements	863	(6)	233	(3)	(84)	(3)	1,012	(12)
At 30 June 2025	28,331	71	3,213	58	506	222	32,050	351
Net carrying amount	28,260		3,155		284		31,699

●	ECL reduced as write-offs exceeded impairment charges and other movements.
●	Stage 2 exposure increased reflecting continued macroeconomic uncertainty through updated economic scenarios and weights.
●	Stage 3 exposure and ECL reduced with write-offs exceeding impairment charges.

NatWest Group - Form 6-K Interim Results 2026	67

Capital and risk management continued

Credit risk – Banking activities continued

Flow statements

	Stage 1		Stage 2		Stage 3		Total
	Financial		Financial		Financial		Financial
	assets	ECL	assets	ECL	assets	ECL	assets	ECL
Commercial & Institutional - other	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2026	97,873	36	644	9	194	128	98,711	173
Currency translation and other adjustments	11	—	(1)	—	—	3	10	3
Inter-group transfers	388	—	(2)	—	—	—	386	—
Transfers from Stage 1 to Stage 2	(394)	(1)	394	1	—	—	—	—
Transfers from Stage 2 to Stage 1	338	3	(338)	(3)	—	—	—	—
Transfers to Stage 3	(1)	—	(11)	—	12	—	—	—
Transfers from Stage 3	5	—	7	1	(12)	(1)	—	—
Net re-measurement of ECL on stage transfer		(2)		2		2		2
Changes in risk parameters		(14)		—		—		(14)
Other changes in net exposure	5,703	6	(73)	1	(24)	(3)	5,606	4
Other (P&L only items)		—		—		(1)		(1)
Income statement (releases)/charges		(10)		3		(2)		(9)
Amounts written-off	—	—	—	—	(4)	(4)	(4)	(4)
Unwinding of discount		—		—		(1)		(1)
At 30 June 2026	103,923	28	620	11	166	124	104,709	163
Net carrying amount	103,895		609		42		104,546
At 1 January 2025	93,724	37	1,739	12	123	57	95,586	106
2025 movements	(653)	1	(859)	(3)	58	61	(1,454)	59
At 30 June 2025	93,071	38	880	9	181	118	94,132	165
Net carrying amount	93,033		871		63		93,967

●	Exposure increased with strong growth in financial institutions.
●	The reduction in ECL was due to improving risk metrics.

NatWest Group - Form 6-K Interim Results 2026	68

Capital and risk management continued

Credit risk – Banking activities continued

Stage 2 decomposition by a significant increase in credit risk trigger

The tables that follow show decomposition for the Personal and Non-Personal portfolios.

	Mortgages		Credit cards		Other		Total
30 June 2026	£m	%	£m	%	£m	%	£m	%
Personal trigger (1)
PD movement	10,905	65.9	1,669	73.7	750	46.5	13,324	65.2
PD persistence	1,995	12.1	438	19.4	304	18.8	2,737	13.4
Adverse credit bureau recorded with credit reference agency	1,978	12.0	93	4.1	137	8.5	2,208	10.8
Forbearance support provided	152	0.9	1	—	6	0.4	159	0.8
Customers in collections	209	1.3	6	0.3	5	0.3	220	1.1
Collective SICR and other reasons (2)	1,181	7.1	56	2.5	410	25.4	1,647	8.1
Days past due >30	117	0.7	—	—	2	0.1	119	0.6
	16,537	100.0	2,263	100.0	1,614	100.0	20,414	100.0

31 December 2025
Personal trigger (1)
PD movement	10,305	64.6	1,544	74.1	790	53.7	12,639	64.8
PD persistence	1,960	12.3	380	18.3	283	19.3	2,623	13.5
Adverse credit bureau recorded with credit reference agency	1,876	11.8	89	4.3	129	8.8	2,094	10.7
Forbearance support provided	178	1.1	2	0.1	7	0.5	187	1.0
Customers in collections	210	1.3	22	1.1	20	1.4	252	1.3
Collective SICR and other reasons (2)	1,287	8.1	44	2.1	232	15.8	1,563	8.0
Days past due >30	135	0.8	—	—	7	0.5	142	0.7
	15,951	100.0	2,081	100.0	1,468	100.0	19,500	100.0

For the notes to the table refer to the following page.

●	Overall Stage 2 exposure levels for Personal increased, primarily reflecting mortgage growth, with the percentage of exposures in Stage 2 and the proportion of PD driven deterioration in Stage 2 remaining broadly consistent with 31 December 2025.
●	The increase in credit card Stage 2 exposures was consistent with recent portfolio growth and maturation of recent lending cohorts, and remained in line with expectations.
●	Higher risk mortgage customers who utilised Mortgage Charter support measures continued to be collectively migrated into Stage 2 and were captured in the collective SICR and other reasons category.
●	Accounts that were less than 30 days past due continued to represent the vast majority of the Stage 2 population.

NatWest Group - Form 6-K Interim Results 2026	69

Capital and risk management continued

Credit risk – Banking activities continued

Stage 2 decomposition by a significant increase in credit risk trigger

	Corporate and other		Financial institutions		Sovereign		Total
30 June 2026	£m	%	£m	%	£m	%	£m	%
Non-Personal trigger (1)
PD movement	19,244	81.0	174	40.6	156	51.3	19,574	79.8
PD persistence	221	0.9	2	0.5	—	—	223	0.9
Heightened Monitoring and Risk of Credit Loss	2,785	11.7	61	14.3	147	48.4	2,993	12.2
Forbearance support provided	287	1.2	—	—	—	—	287	1.2
Customers in collections	13	0.1	—	—	—	—	13	0.1
Collective SICR and other reasons (2)	832	3.5	190	44.4	1	0.3	1,023	4.2
Days past due >30	387	1.6	1	0.2	—	—	388	1.6
	23,769	100.0	428	100.0	304	100.0	24,501	100.0

31 December 2025
Non-Personal trigger (1)
PD movement	16,238	87.9	148	41.5	141	53	16,527	86.6
PD persistence	214	1.2	2	0.6	—	—	216	1.1
Heightened Monitoring and Risk of Credit Loss	1,106	6.0	74	20.8	124	46.6	1,304	6.8
Forbearance support provided	185	1.0	—	—	—	—	185	1.0
Customers in collections	21	0.1	—	—	—	—	21	0.1
Collective SICR and other reasons (2)	571	3.1	130	36.5	1	0.4	702	3.7
Days past due >30	125	0.7	2	0.6	—	—	127	0.7
	18,460	100.0	356	100.0	266	100.0	19,082	100.0

(1)	The table is prepared on a hierarchical basis from top to bottom, for example, accounts with PD deterioration may also trigger backstop(s) but are only reported under PD deterioration.
(2)	Includes cases where a PD assessment cannot be made and accounts where the PD has deteriorated beyond a prescribed backstop threshold aligned to risk management practices.
●	Stage 2 exposure increased reflecting continued macroeconomic uncertainty through updated economic scenarios and weights along with an increase in post model adjustments.
●	Non-Personal exposures in Stage 2 continued to be mainly captured through PD movement and presence on the Wholesale Problem Debt Management framework, which are the primary forward-looking credit deterioration triggers.
●	Accounts that were less than 30 days past due continued to represent the vast majority of the Stage 2 population.

NatWest Group - Form 6-K Interim Results 2026	70

Capital and risk management continued

Credit risk – Banking activities continued

Asset quality

The table below shows asset quality bands of gross loans and ECL, by stage, for the Personal portfolio.

	Gross loans				ECL provisions				ECL provisions coverage
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
30 June 2026	£m	£m	£m	£m	£m	£m	£m	£m	%	%	%	%
Mortgages
AQ1-AQ4	117,056	6,724	—	123,780	16	7	—	23	—	0.1	—	—
AQ5-AQ8	87,067	8,715	—	95,782	26	19	—	45	—	0.2	—	0.1
AQ9	155	1,098	—	1,253	—	7	—	7	—	0.6	—	0.6
AQ10	—	—	1,573	1,573	—	—	194	194	—	—	12.3	12.3
	204,278	16,537	1,573	222,388	42	33	194	269	—	0.2	12.3	0.1
Credit cards
AQ1-AQ4	120	—	—	120	1	—	—	1	0.8	—	—	0.8
AQ5-AQ8	5,658	2,145	—	7,803	118	202	—	320	2.1	9.4	—	4.1
AQ9	21	118	—	139	1	25	—	26	4.8	21.2	—	18.7
AQ10	—	—	296	296	—	—	236	236	—	—	79.7	79.7
	5,799	2,263	296	8,358	120	227	236	583	2.1	10.0	79.7	7.0
Other personal
AQ1-AQ4	808	102	—	910	6	13	—	19	0.7	12.8	—	2.1
AQ5-AQ8	8,207	1,363	—	9,570	155	152	—	307	1.9	11.2	—	3.2
AQ9	72	149	—	221	5	33	—	38	6.9	22.2	—	17.2
AQ10	—	—	870	870	—	—	676	676	—	—	77.7	77.7
	9,087	1,614	870	11,571	166	198	676	1,040	1.8	12.3	77.7	9.0
Total
AQ1-AQ4	117,984	6,826	—	124,810	23	20	—	43	—	0.3	—	—
AQ5-AQ8	100,932	12,223	—	113,155	299	373	—	672	0.3	3.1	—	0.6
AQ9	248	1,365	—	1,613	6	65	—	71	2.4	4.8	—	4.4
AQ10	—	—	2,739	2,739	—	—	1,106	1,106	—	—	40.4	40.4
	219,164	20,414	2,739	242,317	328	458	1,106	1,892	0.2	2.2	40.4	0.8

NatWest Group - Form 6-K Interim Results 2026	71

Capital and risk management continued

Credit risk – Banking activities continued

Asset quality

	Gross loans				ECL provisions				ECL provisions coverage
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
31 December 2025	£m	£m	£m	£m	£m	£m	£m	£m	%	%	%	%
Mortgages
AQ1-AQ4	114,087	6,432	—	120,519	19	9	—	28	—	0.1	—	—
AQ5-AQ8	83,712	8,584	—	92,296	26	21	—	47	—	0.2	—	0.1
AQ9	140	935	—	1,075	—	6	—	6	—	0.6	—	0.6
AQ10	—	—	1,339	1,339	—	—	191	191	—	—	14.3	14.3
	197,939	15,951	1,339	215,229	45	36	191	272	—	0.2	14.3	0.1
Credit cards
AQ1-AQ4	117	—	—	117	1	—	—	1	0.9	—	—	0.9
AQ5-AQ8	5,850	1,967	—	7,817	123	181	—	304	2.1	9.2	—	3.9
AQ9	21	114	—	135	1	24	—	25	4.8	21.1	—	18.5
AQ10	—	—	242	242	—	—	190	190	—	—	78.5	78.5
	5,988	2,081	242	8,311	125	205	190	520	2.1	9.9	78.5	6.3
Other personal
AQ1-AQ4	765	112	—	877	5	12	—	17	0.7	10.7	—	1.9
AQ5-AQ8	8,148	1,212	—	9,360	161	137	—	298	2.0	11.3	—	3.2
AQ9	64	144	—	208	6	36	—	42	9.4	25.0	—	20.2
AQ10	—	—	956	956	—	—	731	731	—	—	76.5	76.5
	8,977	1,468	956	11,401	172	185	731	1,088	1.9	12.6	76.5	9.5
Total
AQ1-AQ4	114,969	6,544	—	121,513	25	21	—	46	—	0.3	—	—
AQ5-AQ8	97,710	11,763	—	109,473	310	339	—	649	0.3	2.9	—	0.6
AQ9	225	1,193	—	1,418	7	66	—	73	3.1	5.5	—	5.2
AQ10	—	—	2,537	2,537	—	—	1,112	1,112	—	—	43.8	43.8
	212,904	19,500	2,537	234,941	342	426	1,112	1,880	0.2	2.2	43.8	0.8

●	The distribution of lending across the AQ1-AQ9 bands remained broadly consistent with the prior year.
●	The growth in AQ10/Stage 3 mortgages reflected a reduction in Stage 3 write-offs and recoveries in 2026, compared to prior years, after the securitisation of Stage 3 mortgages in Q4 2025.
●	Flows into AQ10/Stage 3 for credit cards were higher than in 2025, consistent with recent portfolio growth and cohort maturation, and remained in line with expectations.

NatWest Group - Form 6-K Interim Results 2026	72

Capital and risk management continued

Credit risk – Banking activities continued

Asset quality

The table below shows asset quality bands of gross loans and ECL, by stage, for the Non-Personal portfolio.

	Gross loans				ECL provisions				ECL provisions coverage
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
30 June 2026	£m	£m	£m	£m	£m	£m	£m	£m	%	%	%	%
Corporate and other
AQ1-AQ4	44,476	5,364	—	49,840	38	19	—	57	0.1	0.4	—	0.1
AQ5-AQ8	52,215	18,188	—	70,403	214	361	—	575	0.4	2.0	—	0.8
AQ9	51	217	—	268	—	22	—	22	—	10.1	—	8.2
AQ10	—	—	1,800	1,800	—	—	852	852	—	—	47.3	47.3
	96,742	23,769	1,800	122,311	252	402	852	1,506	0.3	1.7	47.3	1.2
Financial institutions
AQ1-AQ4	74,448	162	—	74,610	13	1	—	14	—	0.6	—	—
AQ5-AQ8	6,894	254	—	7,148	16	7	—	23	0.2	2.8	—	0.3
AQ9	—	12	—	12	—	1	—	1	—	8.3	—	8.3
AQ10	—	—	138	138	—	—	109	109	—	—	79.0	79.0
	81,342	428	138	81,908	29	9	109	147	—	2.1	79.0	0.2
Sovereign
AQ1-AQ4	701	—	—	701	7	—	—	7	1.0	—	—	1.0
AQ5-AQ8	147	1	—	148	—	—	—	—	—	—	—	—
AQ 9	—	303	—	303	—	3	—	3	—	1.0	—	1.0
AQ10	—	—	14	14	—	-	7	7	—	—	50.0	50.0
	848	304	14	1,166	7	3	7	17	0.8	1.0	50.0	1.5
Total
AQ1-AQ4	119,625	5,526	—	125,151	58	20	—	78	0.1	0.4	—	0.1
AQ5-AQ8	59,256	18,443	—	77,699	230	368	—	598	0.4	2.0	—	0.8
AQ9	51	532	—	583	—	26	—	26	—	4.9	—	4.5
AQ10	—	—	1,952	1,952	—	—	968	968	—	—	49.6	49.6
	178,932	24,501	1,952	205,385	288	414	968	1,670	0.2	1.7	49.6	0.8

NatWest Group - Form 6-K Interim Results 2026	73

Capital and risk management continued

Credit risk – Banking activities continued

Asset quality

	Gross loans				ECL provisions				ECL provisions coverage
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
31 December 2025	£m	£m	£m	£m	£m	£m	£m	£m	%	%	%	%
Corporate and other
AQ1-AQ4	43,968	2,314	—	46,282	29	15	—	44	0.1	0.7	—	0.1
AQ5-AQ8	53,783	15,882	—	69,665	199	326	—	525	0.4	2.1	—	0.8
AQ9	28	264	—	292	—	19	—	19	—	7.2	—	6.5
AQ10	—	—	1,990	1,990	—	—	944	944	—	—	47.4	47.4
	97,779	18,460	1,990	118,229	228	360	944	1,532	0.2	2.0	47.4	1.3
Financial institutions
AQ1-AQ4	68,620	154	—	68,774	20	2	—	22	—	1.3	—	—
AQ5-AQ8	5,339	196	—	5,535	17	3	—	20	0.3	1.5	—	0.4
AQ9	—	6	—	6	—	—	—	—	—	—	—	—
AQ10	—	—	141	141	—	—	113	113	—	—	80.1	80.1
	73,959	356	141	74,456	37	5	113	155	0.1	1.4	80.1	0.2
Sovereign
AQ1-AQ4	1,878	1	—	1,879	7	1	—	8	0.4	100.0	—	0.4
AQ5-AQ8	131	—	—	131	—	—	—	—	—	—	—	—
AQ9	—	265	—	265	—	4	—	4	—	1.5	—	1.5
AQ10	—	—	15	15	—	—	6	6	—	—	40.0	40.0
	2,009	266	15	2,290	7	5	6	18	0.4	1.9	40.0	0.8
Total
AQ1-AQ4	114,466	2,469	—	116,935	56	18	—	74	0.1	0.7	—	0.1
AQ5-AQ8	59,253	16,078	—	75,331	216	329	—	545	0.4	2.1	—	0.7
AQ9	28	535	—	563	—	23	—	23	—	4.3	—	4.1
AQ10	—	—	2,146	2,146	—	—	1,063	1,063	—	—	49.5	49.5
	173,747	19,082	2,146	194,975	272	370	1,063	1,705	0.2	1.9	49.5	0.9

●	The majority of Non-Personal lending remained in the AQ1-AQ4 band, with increases in financial institutions and corporates. Financial institutions was subject to low ECL coverage, reflecting the high credit quality in the portfolio.
●	In corporate sectors, Stage 2 exposure grew in the AQ1-AQ4 band due to the increase in post model adjustments relating to the potential second-order impacts associated with the Middle East conflict.
●	AQ10 exposures in Stage 3 reduced in corporates, as new defaults were more than offset by write-offs and repayments on previous defaults.

NatWest Group - Form 6-K Interim Results 2026	74

Capital and risk management continued

Credit risk – Trading activities

This section details the credit risk profile of NatWest Group’s trading activities.

Securities financing transactions and collateral

The table below shows securities financing transactions in Commercial & Institutional and Central items & other. Balance sheet captions include balances held at all classifications under IFRS.

	Reverse repos			Repos
		Of which:	Outside netting		Of which:	Outside netting
	Total	can be offset	arrangements	Total	can be offset	arrangements
30 June 2026	£m	£m	£m	£m	£m	£m
Gross	94,499	94,455	44	97,218	93,747	3,471
IFRS offset	(34,419)	(34,419)	—	(34,419)	(34,419)	—
Carrying value	60,080	60,036	44	62,799	59,328	3,471
Master netting arrangements	(458)	(458)	—	(458)	(458)	—
Securities collateral	(59,361)	(59,361)	—	(58,870)	(58,870)	—
Potential for offset not recognised under IFRS	(59,819)	(59,819)	—	(59,328)	(59,328)	—
Net	261	217	44	3,471	—	3,471

31 December 2025
Gross	95,674	95,618	56	89,789	87,730	2,059
IFRS offset	(31,599)	(31,599)	—	(31,599)	(31,599)	—
Carrying value	64,075	64,019	56	58,190	56,131	2,059
Master netting arrangements	(474)	(474)	—	(474)	(474)	—
Securities collateral	(63,292)	(63,292)	—	(55,657)	(55,657)	—
Potential for offset not recognised under IFRS	(63,766)	(63,766)	—	(56,131)	(56,131)	—
Net	309	253	56	2,059	—	2,059

NatWest Group - Form 6-K Interim Results 2026	75

Capital and risk management continued

Credit risk – Trading activities continued

Derivatives

The table below shows derivatives by type of contract. The master netting agreements and collateral shown do not result in a net presentation on the balance sheet under IFRS. A significant proportion of the derivatives relate to trading activities in Commercial & Institutional. The table also includes hedging derivatives in Central items & other.

	30 June 2026							31 December 2025
	Notional
	GBP	USD	EUR	Other	Total	Assets	Liabilities	Notional	Assets	Liabilities
	£bn	£bn	£bn	£bn	£bn	£m	£m	£bn	£m	£m
Gross exposure						80,906	74,371		77,796	71,925
IFRS offset						(17,749)	(18,115)		(17,007)	(17,951)
Carrying value	3,175	3,799	6,369	1,404	14,747	63,157	56,256	14,519	60,789	53,974
Of which:
Interest rate (1)	2,852	2,138	5,640	216	10,846	31,156	25,465	11,088	32,742	26,758
Exchange rate	322	1,652	722	1,188	3,884	31,940	30,663	3,414	27,981	27,042
Credit	1	9	7	—	17	61	128	15	66	174
Equity and commodity	—	—	—	—	—	—	—	2	—	—
Carrying value						63,157	56,256	14,519	60,789	53,974
Counterparty mark-to-market netting						(48,233)	(48,233)		(45,928)	(45,928)
Cash collateral						(9,419)	(4,640)		(9,275)	(4,281)
Securities collateral						(3,461)	(837)		(3,283)	(1,256)
Net exposure						2,044	2,546		2,303	2,509
Banks (2)						157	191		89	217
Other financial institutions (3)						1,349	1,153		1,508	1,160
Corporate (4)						508	1,188		673	1,110
Government (5)						30	14		33	22
Net exposure						2,044	2,546		2,303	2,509
UK						1,127	1,371		1,098	1,548
Europe						561	600		693	589
US						285	446		437	283
RoW						71	129		75	89
Net exposure						2,044	2,546		2,303	2,509
Asset quality of uncollateralised derivative assets
AQ1-AQ4						1,725			1,865
AQ5-AQ8						316			435
AQ9-AQ10						3			3
Net exposure						2,044			2,303

(1)	The notional amount of interest rate derivatives included £9,109 billion (31 December 2025 – £8,768 billion) in respect of contracts cleared through central clearing counterparties.
(2)	Transactions with certain counterparties with whom NatWest Group has netting arrangements but collateral is not posted on a daily basis; certain transactions with specific terms that may not fall within netting and collateral arrangements; derivative positions in certain jurisdictions where the collateral agreements are not deemed to be legally enforceable.
(3)	Includes transactions with securitisation vehicles and funds where collateral posting is contingent on NatWest Group’s external rating.
(4)	Mainly large corporates with whom NatWest Group may have netting arrangements in place, but operational capability does not support collateral posting.
(5)	Sovereigns and supranational entities with no collateral arrangements, collateral arrangements that are not considered enforceable, or one-way collateral agreements in their favour.

NatWest Group - Form 6-K Interim Results 2026	76

Capital and risk management continued

Credit risk – Trading activities continued

Debt securities

The table below shows debt securities held at mandatory fair value through profit or loss by issuer as well as ratings based on the lowest of Standard & Poor’s, Moody’s and Fitch. Refer to Note 10 Trading assets and liabilities for details on short positions.

	Central and local government
	UK	US	Other	Financial institutions	Corporate	Total
30 June 2026	£m	£m	£m	£m	£m	£m
AAA	—	—	4,723	1,939	—	6,662
AA to AA+	—	4,129	678	487	7	5,301
A to AA-	2,508	—	1,385	162	311	4,366
BBB- to A-	—	—	1,585	222	473	2,280
Non-investment grade	—	—	9	63	86	158
Total	2,508	4,129	8,380	2,873	877	18,767

31 December 2025
AAA	—	—	1,505	1,283	—	2,788
AA to AA+	—	4,153	257	309	18	4,737
A to AA-	2,105	—	1,481	596	215	4,397
BBB- to A-	—	—	892	256	384	1,532
Non-investment grade	—	—	—	11	50	61
Total	2,105	4,153	4,135	2,455	667	13,515

NatWest Group - Form 6-K Interim Results 2026	77

Capital and risk management continued

Non-traded market risk

Non-traded market risk is the risk to the value of assets or liabilities outside the trading book, or the risk to income, that arises from changes in market prices such as interest rates, foreign exchange rates and equity prices, or from changes in managed rates.

Key developments

●	In the UK, the base rate was unchanged at 3.75% from 31 December 2025 to 30 June 2026.
●	At 30 June 2026, longer-term interest rates were higher than at 31 December 2025, reflecting expectations of potential future rises in the UK base rate. The five-year sterling swap rate increased to 4.07% at the end of June 2026 from 3.66% at the end of December 2025. The ten-year sterling swap rate also increased, to 4.34% from 4.00% over the same period.
●	The structural hedge notional increased by £5 billion to £203 billion from £198 billion, reflecting increased hedging of stable deposits in the first half of the year.
●	The one-year positive sensitivity of net interest earnings to an upward 25-basis-point parallel shift in all yield curves reduced to £120 million at 30 June 2026 from £194 million at 31 December 2025. The adverse sensitivity to a downward 25-basis-point parallel shift was also lower at £152 million at 30 June 2026 compared to £198 million at 31 December 2025.
●	Sterling strengthened against the US dollar and the euro over the period. Against the dollar, sterling was 1.33 at 30 June 2026 compared to 1.35 at 31 December 2025. Against the euro, it was 1.16 at 30 June 2026 compared to 1.15 at 31 December 2025. Structural foreign currency exposures (excluding Additional Tier 1 economic hedges) of £2.4 billion at 30 June 2026, in sterling-equivalent nominal terms, were stable compared to 31 December 2025.

Non-traded internal VaR (1-day 99%)

The following table shows one-day internal banking book Value-at-Risk (VaR) at a 99% confidence level, split by risk type.

	Half year ended
	30 June 2026				30 June 2025				31 December 2025
				Period				Period				Period
	Average	Maximum	Minimum	end	Average	Maximum	Minimum	end	Average	Maximum	Minimum	end
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Interest rate	6.1	8.7	4.9	5.3	4.7	6.3	2.7	2.8	5.2	7.4	2.5	6.5
Credit spread	56.9	68.9	43.4	68.9	49.1	53.8	41.4	48.8	48.0	50.2	39.6	39.6
Structural foreign exchange rate	16.0	20.4	13.0	14.2	6.4	7.1	6.0	7.1	12.2	14.1	10.6	13.3
Equity	3.1	3.2	3.0	3.0	7.1	7.8	6.1	7.8	3.1	3.6	2.8	3.2
Pipeline risk (1)	4.5	7.2	0.8	5.7	3.8	5.9	0.6	3.1	3.1	5.1	0.6	3.6
Diversification (2)	(27.3)			(26.4)	(21.8)			(19.2)	(23.3)			(24.3)
Total	59.3	70.7	48.0	70.7	49.3	51.8	42.6	50.4	48.3	53.3	41.9	41.9

(1)	Pipeline risk is the risk of loss arising from Personal customers owning an option to draw down a loan – typically a mortgage – at a committed rate, where interest rate changes may result in greater or fewer customers than anticipated taking up the committed offer.
(2)	NatWest Group benefits from diversification across various financial instrument types, currencies and markets. The extent of the diversification benefit depends on the correlation between the assets and risk factors in the portfolio at a particular time. The diversification factor is the sum of the VaR on individual risk types less the total portfolio VaR.
●	The increase in total non-traded VaR during H1 2026 was driven by credit spread VaR. It mainly reflects increased bond holdings and market volatility related to the Middle East conflict.

NatWest Group - Form 6-K Interim Results 2026	78

Capital and risk management continued

Non-traded market risk continued

Structural hedging

NatWest Group has a significant pool of stable, non and low interest-bearing liabilities, principally comprising current accounts and instant access savings, as well as its equity and reserves. A proportion of these balances are hedged, either by investing directly in longer-term fixed-rate assets (such as fixed-rate mortgages) or by using interest rate swaps, which are generally booked as cash flow hedges of floating-rate assets, in order to provide a consistent and predictable revenue stream.

After hedging the net interest rate exposure, NatWest Group allocates income to equity or products in structural hedges by reference to the relevant interest rate swap curve. Over time, this approach has provided a basis for stable income attribution for management purposes, to products and interest rate returns. The programme aims to track a time series of medium-term swap rates, but the yield will be affected by changes in NatWest Group’s equity capital.

The table below shows hedge income, total yield, incremental income and the period-end and average notional balances allocated to equity and products in respect of the structural hedges managed by NatWest Group. Hedge income represents the fixed leg of the hedge. Incremental income represents the difference between hedge income and short-term cash rates. For example, the sterling overnight index average (SONIA) is used to estimate incremental income from sterling structural hedges.

	Half year ended
	30 June 2026					30 June 2025 (1)					31 December 2025
			Period					Period					Period
	Incremental	Hedge	-end	Average	Total	Incremental	Hedge	-end	Average	Total	Incremental	Hedge	-end	Average	Total
	income	income	notional	notional	yield	income	income	notional	notional	yield	income	income	notional	notional	yield
	£m	£m	£bn	£bn	%	£m	£m	£bn	£bn	%	£m	£m	£bn	£bn	%
Equity	(159)	300	25	25	2.45	(257)	222	22	22	2.06	(194)	264	25	23	2.28
Product	(559)	2,668	178	177	3.04	(1,831)	1,900	172	171	2.24	(1,158)	2,281	173	173	2.62
Total	(718)	2,968	203	202	2.97	(2,088)	2,122	194	193	2.22	(1,352)	2,546	198	196	2.58

(1)	H1 2025 has been restated to include income and yield associated with gilts, to align with the updated approach in full-year 2025 disclosures.

Equity structural hedges refer to income allocated primarily to equity and reserves. At 30 June 2026, the equity structural hedge notional was allocated between NWH Group and NWM Group in a ratio of approximately 81%/19% respectively.

Product structural hedges refer to income allocated to customer products, mainly current accounts and customer deposits in Commercial & Institutional, Retail Banking and Private Banking & Wealth Management.

At 30 June 2026, approximately 95% by notional of total structural hedges were sterling-denominated.

NatWest Group - Form 6-K Interim Results 2026	79

Capital and risk management continued

Non-traded market risk continued

Sensitivity of net interest earnings

Net interest earnings are sensitive to changes in the level of interest rates, mainly because maturing structural hedges are replaced at higher or lower rates and changes to coupons on managed-margin products do not always match changes in market rates of interest or central bank policy rates.

Earnings sensitivity is derived from a market-implied forward rate curve, which will incorporate expected changes in central bank policy rates such as the Bank of England base rate. A simple scenario is shown that projects forward earnings based on the 30 June 2026 balance sheet, which is assumed to remain constant. An earnings projection is derived from the market-implied curve, which is then subject to interest rate shocks. The difference between the market-implied projection and the shock gives an indication of underlying sensitivity to interest rate movements.

Reported sensitivities should not be considered a forecast of future performance in these rate scenarios. Actions that could reduce interest earnings sensitivity include changes in pricing strategies on customer loans and deposits as well as hedging. Management action may also be taken to stabilise total income also taking into account non-interest income.

The table below shows the sensitivity of net interest earnings - for both structural hedges and managed-margin products - on a one, two and three-year forward-looking basis to an upward or downward interest rate shift of 25 basis points.

	+25 basis points upward shift			-25 basis points downward shift
	Year 1	Year 2	Year 3	Year 1	Year 2	Year 3
30 June 2026	£m	£m	£m	£m	£m	£m
Structural hedges	43	134	223	(43)	(134)	(223)
Managed margin	77	80	89	(109)	(59)	(68)
Total	120	214	312	(152)	(193)	(291)

31 December 2025
Structural hedges	41	130	220	(41)	(130)	(220)
Managed margin	153	139	125	(157)	(127)	(140)
Total	194	269	345	(198)	(257)	(360)

(1)	Earnings sensitivity considers only the main drivers, namely structural hedging and managed margin products.

The following table presents the one-year sensitivity to upward and downward 25-basis-point and 100-basis-point shifts in the yield curve, analysed by currency.

	Shifts in yield curve
	30 June 2026				31 December 2025
	+25 basis	-25 basis	+100 basis	-100 basis	+25 basis	-25 basis	+100 basis	-100 basis
	points	points	points	points	points	points	points	points
	£m	£m	£m	£m	£m	£m	£m	£m
Euro	8	(10)	35	(45)	25	(11)	56	(47)
Sterling	99	(127)	429	(522)	147	(165)	503	(655)
US dollar	11	(12)	43	(62)	19	(19)	69	(75)
Other	2	(3)	10	(10)	3	(3)	13	(11)
Total	120	(152)	517	(639)	194	(198)	641	(788)

NatWest Group - Form 6-K Interim Results 2026	80

Capital and risk management continued

Non-traded market risk continued

Foreign exchange risk

The table below shows structural foreign currency exposures.

			Structural foreign		Residual
	Net investments in	Net investment	currency exposures	Economic	structural foreign
	foreign operations	hedges	pre-economic hedges	hedges (1)	currency exposures
30 June 2026	£m	£m	£m	£m	£m
US dollar	1,086	—	1,086	(1,086)	—
Euro	3,690	(1,667)	2,023	—	2,023
Other non-sterling	849	(484)	365	—	365
Total	5,625	(2,151)	3,474	(1,086)	2,388

31 December 2025
US dollar	1,067	—	1,067	(1,067)	—
Euro	4,543	(2,560)	1,983	—	1,983
Other non-sterling	901	(478)	423	—	423
Total	6,511	(3,038)	3,473	(1,067)	2,406

(1)	Economic hedges of US dollar net investments in foreign operations represent US dollar equity securities that do not qualify as net investment hedges for accounting purposes. They provide an offset to structural foreign exchange exposures to the extent that there are net assets in overseas operations available.
●	Changes in foreign currency exchange rates affect equity in proportion to structural foreign currency exposure. For example, a 5% strengthening or weakening in foreign currencies against sterling would result in a gain or loss of £0.2 billion in equity, respectively.

NatWest Group - Form 6-K Interim Results 2026	81

Capital and risk management continued

Traded market risk

Traded market risk is the risk arising from changes in fair value on positions, assets, liabilities or commitments in trading portfolios as a result of fluctuations in market prices.

Traded VaR (1-day 99%)

The table below shows one-day internal value-at-risk (VaR) for NatWest Group’s trading portfolios, split by exposure type.

	Half year ended
	30 June 2026				30 June 2025				31 December 2025
				Period				Period				Period
	Average	Maximum	Minimum	end	Average	Maximum	Minimum	end	Average	Maximum	Minimum	end
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Interest rate	2.6	4.3	1.8	2.1	3.6	5.4	2.2	4.1	2.8	4.6	1.8	2.3
Credit spread	3.3	4.0	2.8	3.8	5.3	7.2	4.0	4.6	4.3	5.2	3.1	3.1
Currency	1.5	4.4	0.5	1.3	1.5	4.0	—	0.8	1.1	2.8	0.4	0.5
Equity	0.1	0.2	—	—	—	0.1	—	0.1	0.1	0.1	—	0.1
Diversification (1)	(3.2)			(3.3)	(3.9)			(4.0)	(3.4)			(2.5)
Total	4.3	6.1	3.2	3.9	6.5	9.7	4.3	5.6	4.9	6.8	3.4	3.5

(1)	NatWest Group benefits from diversification across various financial instrument types, currencies and markets. The extent of the diversification benefit depends on the correlation between the assets and risk factors in the portfolio at a particular time. The diversification factor is the sum of the VaR on individual risk types less the total portfolio VaR.
●	Total VaR remained within approved risk appetite despite market volatility linked to the Middle East conflict.
●	Both interest rate VaR and credit spread VaR decreased on an average basis in H1 2026 compared to the previous year. This reflects an overall reduction in realised volatility in the VaR model’s rolling historical window.

NatWest Group - Form 6-K Interim Results 2026	82

Condensed consolidated income statement

for the period ended 30 June 2026 (unaudited)

	Half year ended
	30 June	30 June
	2026	2025
	£m	£m
Interest receivable	13,043	12,673
Interest payable	(6,153)	(6,553)
Net interest income	6,890	6,120
Fees and commissions receivable	1,710	1,608
Fees and commissions payable	(393)	(368)
Trading income	386	575
Other operating income	269	50
Non-interest income	1,972	1,865
Total income	8,862	7,985
Staff costs	(2,134)	(2,129)
Premises and equipment	(628)	(587)
Other administrative expenses	(794)	(745)
Depreciation and amortisation	(565)	(557)
Operating expenses	(4,121)	(4,018)
Profit before impairment losses	4,741	3,967
Impairment losses	(423)	(382)
Operating profit before tax	4,318	3,585
Tax charge	(1,138)	(910)
Profit for the period	3,180	2,675
Attributable to:
Ordinary shareholders	3,035	2,488
Paid-in equity holders	149	186
Non-controlling interests	(4)	1
	3,180	2,675

Earnings per share attributable to ordinary shareholders - basic	38.1p	30.9p
Earnings per share attributable to ordinary shareholders - diluted	37.7p	30.5p

NatWest Group - Form 6-K Interim Results 2026	83

Condensed consolidated statement of comprehensive income

for the period ended 30 June 2026 (unaudited)

	Half year ended
	30 June	30 June
	2026	2025
	£m	£m
Profit for the period	3,180	2,675
Items that do not qualify for reclassification
Remeasurement of retirement benefit schemes	7	9
Changes in fair value of financial liabilities designated at fair value through profit or loss (FVTPL) due to changes in credit risk	6	(1)
FVOCI financial assets	2	49
Tax	1	(2)
	16	55
Items that do qualify for reclassification
FVOCI financial assets	63	63
Cash flow hedges (1)	(36)	658
Currency translation	(153)	(95)
Tax	(14)	(192)
	(140)	434
Other comprehensive (losses)/income after tax	(124)	489
Total comprehensive income for the period	3,056	3,164

Attributable to:
Ordinary shareholders	2,911	2,977
Paid-in equity holders	149	186
Non-controlling interests	(4)	1
	3,056	3,164

(1)	Refer to footnote 4 and 5 of the condensed consolidated statement of changes in equity.

NatWest Group - Form 6-K Interim Results 2026	84

Condensed consolidated balance sheet

as at 30 June 2026 (unaudited)

	30 June	31 December
	2026	2025
	£m	£m
Assets
Cash and balances at central banks	76,743	85,182
Trading assets	47,366	46,537
Derivatives	63,157	60,789
Settlement balances	10,015	645
Loans to banks - amortised cost	7,342	6,958
Loans to customers - amortised cost	435,908	418,881
Other financial assets	86,552	79,770
Other assets (including intangible assets)	18,284	15,791
Total assets	745,367	714,553

Liabilities
Bank deposits	50,002	44,092
Customer deposits	448,605	442,998
Settlement balances	9,995	942
Trading liabilities	50,637	49,022
Derivatives	56,256	53,974
Other financial liabilities	72,034	67,599
Subordinated liabilities	6,606	6,123
Notes in circulation	3,110	3,164
Other liabilities	4,294	4,026
Total liabilities	701,539	671,940

Equity
Ordinary shareholders' interests	38,748	38,028
Other owners' interests	5,070	4,571
Owners’ equity	43,818	42,599
Non-controlling interests	10	14
Total equity	43,828	42,613

Total liabilities and equity	745,367	714,553

NatWest Group - Form 6-K Interim Results 2026	85

Condensed consolidated statement of changes in equity

for the period ended 30 June 2026 (unaudited)

	Share		Other		Other reserves				Total	Non
	capital and	Paid-in	statutory	Retained	Fair	Cash flow	Foreign		owners’	controlling	Total
	share premium	equity	reserves (3)	earnings	value	hedging (4,5)	exchange (6)	Merger	equity	interests	equity
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2026	10,021	4,571	2,613	14,419	13	(752)	833	10,881	42,599	14	42,613
Profit attributable to ordinary shareholders and other equity owners				3,184					3,184	(4)	3,180
Other comprehensive income
Remeasurement of retirement benefit schemes				7					7		7
Changes in fair value of credit in financial liabilities designated at FVTPL due to own credit risk				6					6		6
Unrealised gains					91				91		91
Amounts recognised in equity						(201)			(201)		(201)
Retranslation of net assets							(58)		(58)		(58)
Gains on hedges of net assets							36		36		36
Reclassification of OCI to Income statement					(26)	165	(131)		8		8
Tax				(2)	(14)	8	(5)		(13)		(13)
Total comprehensive income/(losses)				3,195	51	(28)	(158)		3,060	(4)	3,056

Transactions with owners
Ordinary share dividends paid				(1,835)					(1,835)		(1,835)
Paid in equity dividends paid				(149)					(149)		(149)
Paid-in equity issued (1)		499							499		499
Shares repurchased (2)	(85)		85	(479)					(479)		(479)
Sharing in success				(27)					(27)		(27)
Employee share schemes				45					45		45
Shares vested under employee share schemes			114						114		114
Share-based remuneration				(9)					(9)		(9)
At 30 June 2026	9,936	5,070	2,812	15,160	64	(780)	675	10,881	43,818	10	43,828

For the notes to this table, refer to the following page.

NatWest Group - Form 6-K Interim Results 2026	86

Condensed consolidated statement of changes in equity

for the period ended 30 June 2026 (unaudited) continued

	Share		Other		Other reserves				Total	Non
	capital and	Paid-in	statutory	Retained	Fair	Cash flow	Foreign		owners’	controlling	Total
	share premium	equity	reserves (3)	earnings	value	hedging (4,5)	exchange	Merger	equity	interests	equity
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2025	10,133	5,280	2,350	11,426	(103)	(1,443)	826	10,881	39,350	28	39,378
Profit attributable to ordinary shareholders and other equity owners				2,674					2,674	1	2,675

Other comprehensive income
Realised losses in period on FVOCI equity shares				(2)	2
Remeasurement of retirement benefit schemes				9					9		9
Changes in fair value of credit in financial liabilities designated at FVTPL due to own credit risk				(1)					(1)		(1)
Unrealised gains					116				116		116
Amounts recognised in equity						102			102		102
Retranslation of net assets							(55)		(55)		(55)
Losses on hedges of net assets							(40)		(40)		(40)
Amount transferred from equity to earnings					(4)	556			552		552
Tax				(2)	(19)	(186)	13		(194)		(194)
Total comprehensive income/(losses)				2,678	95	472	(82)		3,163	1	3,164

Transactions with owners
Ordinary share dividends paid				(1,250)					(1,250)		(1,250)
Paid in equity dividends				(186)					(186)		(186)
Paid-in equity issued (1)		749							749		749
Purchase of non-controlling interest				(10)					(10)	(11)	(21)
Employee share schemes				32					32		32
Shares vested under employee share schemes			121						121		121
Share-based remuneration				(11)					(11)		(11)
At 30 June 2025	10,133	6,029	2,471	12,679	(8)	(971)	744	10,881	41,958	18	41,976

(1)	The issuance above is after netting of issuance fees of £1.5 million (2025 - £1.6 million), and the associated tax credit of £0.4 million (2025 - £0.4 million).
(2)	As part of the On Market Share Buyback Programmes NatWest Group plc repurchased and cancelled 78.5 million shares in 2026. The total consideration of these shares excluding fees was £474.3 million. The nominal value of the share cancellations was transferred to the capital redemption reserve. There were no outstanding share repurchases in June that settled in July 26.
(3)	Other statutory reserves consist of Capital redemption reserves of £3,415 million (2025 - £3,218 million) and Own shares held reserves of £603 million (2025 - £747 million).
(4)	The change in the cash flow hedging reserve is driven by realised accrued interest transferred to the income statement and an increase in swap rates in the period, where the portfolio of swaps are net receive fixed from an interest rate risk perspective.
(5)	The amount transferred from equity to the income statement is mostly recorded within net interest income mainly within loans to banks and customers – amortised cost, balances at central banks, bank deposits and customer deposits.
(6)	Includes foreign exchange reserves recycling arising from the wind-down of Ulydien Designated Activity Company (£92 million) and capital repatriation from NatWest Markets Group Holdings Corporation (£38 million).

NatWest Group - Form 6-K Interim Results 2026	87

Condensed consolidated cash flow statement

for the period ended 30 June 2026 (unaudited)

	Half year ended
	30 June	30 June
	2026	2025
	£m	£m
Cash flows from operating activities
Operating profit before tax	4,318	3,585
Adjustments for non-cash and other items	774	350
Net cash flows from trading activities	5,092	3,935
Changes in operating assets and liabilities	1,163	2,088
Net cash flows from operating activities before tax	6,255	6,023
Income taxes paid	(1,057)	(906)
Net cash flows from operating activities	5,198	5,117
Net cash flows from investing activities	(7,375)	(7,896)
Net cash flows from financing activities	(4,026)	418
Effects of exchange rate changes on cash and cash equivalents	(244)	391
Net decrease in cash and cash equivalents	(6,447)	(1,970)
Cash and cash equivalents at beginning of period	95,433	104,845
Cash and cash equivalents at end of period	88,986	102,875

NatWest Group - Form 6-K Interim Results 2026	88

Notes

1. Presentation of condensed consolidated financial statements

The condensed consolidated financial statements should be read in conjunction with the NatWest Group plc 2025 Annual Report on Form 20-F. The accounting policies are the same as those applied in the consolidated financial statements except for the addition of Business combinations, noted below, resulting from the acquisition of Evelyn Partners on 30 June 2026. The Group has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.

The condensed consolidated financial statements include the related notes.

The Amendments to the Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7 - issued May 2024) were adopted on 1 January 2026. NatWest Group has made an accounting policy election to derecognise financial liabilities before the settlement date where they are settled using electronic payment systems that satisfy the specified conditions in IFRS 9. The amendments had no material impact on the financial performance or position of NatWest Group.

The directors have prepared the condensed consolidated financial statements on a going concern basis after assessing the principal risks, forecasts, projections and other relevant evidence over the twelve months from the date they are approved and in accordance with IAS 34 Interim Financial Reporting, as adopted by the UK and as issued by the International Accounting Standards Board (IASB).

Business combinations

Acquisitions of businesses are accounted for using the acquisition method. The consideration transferred in a business combination is measured at fair value. Acquisition-related costs are recognised in profit or loss as incurred.

At the acquisition date, the identifiable assets acquired and the liabilities assumed are recognised at their fair value at the acquisition date, except that:

●	deferred tax assets or liabilities and assets or liabilities related to employee benefit arrangements are recognised and measured in accordance with IAS 12 Income Taxes and IAS 19 Employee Benefits respectively; and
●	liabilities or equity instruments related to share-based payment arrangements of the acquiree or share-based payment arrangements of the group entered into to replace share-based payment arrangements of the acquiree are measured in accordance with IFRS 2 Share-based Payment at the acquisition date.

The excess of the sum of the consideration transferred over the fair value of the identifiable assets acquired and the liabilities assumed is recognised as goodwill.

The fair value measurement of identifiable assets acquired and liabilities assumed may be adjusted if additional information is obtained during the measurement period (which cannot exceed one year from the acquisition date) about facts and circumstances that existed at the acquisition date.

In relation to the acquisition of Evelyn Partners, NatWest Group made significant judgements in respect of valuation techniques and modelling assumptions used to determine the fair value of identifiable assets acquired and liabilities assumed.

NatWest Group has applied judgement in determining the allocation of acquired goodwill to the group of cash-generating units expected to benefit from the acquisition.

Further information on the acquisition of Evelyn Partners during the current period is included in Note 2.

The estimated useful economic lives set out in the intangible assets accounting policy, would be expanded to include:

Customer relationships	13 to 14 years
Brand	10 years

NatWest Group - Form 6-K Interim Results 2026	89

Notes continued

2. Acquisition of Evelyn Partners

Acquisition overview

On 30 June 2026, NatWest Group acquired 100% of the issued share capital of Evelyn Partners Group Limited (Evelyn Partners) for total consideration of £2.2 billion, determined by adjusting the enterprise value of £2.7 billion to reflect the cash, debt and working capital position of Evelyn Partners on acquisition date.

Evelyn Partners is a UK-based wealth management and professional services business providing investment management, financial planning and advisory services to retail, mass affluent and high-net-worth clients.

The acquisition accelerates NatWest Group’s strategy, increasing the proportion of earnings generated from capital-light, fee-based income streams.

The acquisition has been accounted for as a business combination using the acquisition method in accordance with IFRS 3 Business Combinations.

Consideration transferred

£m
Cash consideration	2,187
Share based payment awards attributable to pre-combination services	20
Total consideration transferred	2,207

NatWest Group - Form 6-K Interim Results 2026	90

Notes continued

2. Acquisition of Evelyn Partners continued

Provisional fair values of identifiable net assets acquired

The fair values assigned to the identifiable assets acquired and liabilities assumed at the acquisition date are provisional and may be adjusted during the measurement period of up to 12 months from the acquisition date as permitted by IFRS 3.

A summary of the provisional fair values recognised is set out below:

£m
Cash	172
Right of use assets	43
Property, plant and equipment	29
Identifiable intangible assets	1,260
Other assets	157
Borrowings	(674)
Deferred tax liabilities	(299)
Lease liabilities	(57)
Other liabilities	(147)
Net identifiable assets acquired	484
Goodwill recognised	1,723

The principal identifiable intangible assets recognised comprise:

●	customer relationships;
●	brand-related intangible assets; and
●	technology and software assets.

The goodwill recognised is principally attributable to:

●	expected revenue synergies from combining NatWest Group’s customer base with Evelyn Partners’ wealth management and advice capabilities;
●	the value of the assembled workforce and management expertise of the acquired business; and
●	future growth opportunities and strategic benefits that do not meet the criteria for separate recognition as identifiable intangible assets.

None of the goodwill recognised is expected to be deductible for tax purposes.

NatWest Group - Form 6-K Interim Results 2026	91

Notes continued

2. Acquisition of Evelyn Partners continued

Measurement period adjustments

The purchase price allocation remains subject to refinement as NatWest Group finalises the valuation of acquired intangible assets and certain provisions and tax balances.

The valuation of customer relationships and investment management contracts is sensitive to assumptions relating to:

●	expected future assets under management;
●	client retention;
●	fee margins;
●	discount rates; and
●	EBITDA margin.

Any adjustments identified during the measurement period will be recognised retrospectively in accordance with IFRS 3.

Transactions accounted for separately

On acquisition date, the following transactions have been accounted for separately to the acquisition:

●	external debt held by Evelyn Partners amounting to £674 million was repaid, resulting in an outflow of cash and reduction in borrowings by £674 million;
●	management loans held by previous investors in Evelyn Partners amounting to £11 million were settled, resulting in a cash inflow of £11 million.

Impact on the consolidated income statement

Evelyn Partners was acquired on 30 June 2026, therefore had no contribution to the income statement of NatWest Group as at 30 June 2026.

During the period, NatWest Group recognised £28 million of acquisition-related costs within Operating expenses.

Impact on the consolidated balance sheet

As at the 30 June 2026, the acquisition resulted in an increase in NatWest Group’s:

●	goodwill;
●	other intangible assets; and
●	other assets and liabilities associated with the acquired business.

Impact on the cash flow statement

£m
Cash consideration paid	2,187
Less: cash and cash equivalents acquired	172
Net cash outflow on acquisition	2,015

The net cash outflow on acquisition is presented within investing activities in the condensed consolidated cash flow statement.

NatWest Group - Form 6-K Interim Results 2026	92

Notes continued

2. Acquisition of Evelyn Partners continued

Illustrative pro-forma information

Had the acquisition occurred on 1 January 2026, management estimates that NatWest Group would have reported:

£m
Total income	9,139
Profit after tax	3,162

The pro-forma information is presented for illustrative purposes only and is not necessarily indicative of the results of operations that would have been achieved had the acquisition been completed on that date, nor is it intended to be a projection of future results.

In determining these amounts, management has assumed that the fair value adjustments that arose on acquisition as part of the purchase price allocation would have been the same and that the external debt would have still have been paid off immediately if the acquisition had occurred on 1 January 2026, resulting in an additional amortisation charge relating to the additional identifiable intangible assets recognised and a decrease in the interest expense recognised in relation to the external debt.

3. Net interest income

	Half year ended
	30 June	30 June
	2026	2025
	£m	£m
Balances at central banks and loans to banks - amortised cost	1,443	1,769
Loans to customers - amortised cost	9,960	9,412
Other financial assets	1,640	1,492
Interest receivable	13,043	12,673

Bank deposits	974	854
Customer deposits	3,524	3,918
Other financial liabilities	1,485	1,579
Subordinated liabilities	170	202
Interest payable	6,153	6,553

Net interest income	6,890	6,120

NatWest Group - Form 6-K Interim Results 2026	93

Notes continued

4. Non-interest income

	Half year ended
	30 June	30 June
	2026	2025
	£m	£m
Net fees and commissions (1)	1,317	1,240
Foreign exchange	219	232
Interest rate (2)	153	281
Credit	12	57
Changes in fair value of own debt and derivative liabilities attributable to own credit risk - debt securities in issue	1	3
Equities, commodities and other	1	2
Income from trading activities	386	575
Rental income on operating lease assets and investment property	115	108
Changes in fair value of financial assets and liabilities designated at FVTPL (3)	(63)	(85)
Changes in fair value of other financial assets and liabilities designated at FVTPL (4)	17	22
Hedge ineffectiveness	15	(13)
Profit on disposal of fair value through other comprehensive income asset	26	4
Loss on disposal of subsidiaries and associates	(15)	—
Share of profit of associated entities	18	14
Foreign exchange recycling profit (5)	133	1
Other income	23	(1)
Other operating income	269	50
Non-interest income	1,972	1,865

(1)	Refer to Note 6 for further analysis.
(2)	Includes fair value changes on derivatives not designated in a hedge accounting relationship, and gains and losses from structural hedges.
(3)Includes related derivatives.
(4)Includes instruments that have failed solely payments of principal and interest testing under IFRS 9.
(5)Refer to footnote 6 of the Condensed consolidated statement of changes in equity.

NatWest Group - Form 6-K Interim Results 2026	94

Notes continued

5. Operating expenses

	Half year ended
	30 June	30 June
	2026	2025
	£m	£m
Salaries	1,209	1,237
Bonus awards	296	271
Temporary and contract costs	74	79
Social security costs	227	207
Pension costs	164	173
- defined benefit schemes	35	52
- defined contribution schemes	129	121
Other	164	162
Staff costs	2,134	2,129

Premises and equipment	628	587
Depreciation and amortisation (1)	565	557
Other administrative expenses	794	745
Administrative expenses	1,987	1,889
Operating expenses	4,121	4,018

(1)	Includes depreciation of right of use assets of £43 million (30 June 2025 - £47 million).

NatWest Group - Form 6-K Interim Results 2026	95

Notes continued

6. Segmental analysis

The business is organised into the following reportable segments: Retail Banking, Private Banking & Wealth Management, Commercial & Institutional and Central items & other.

Analysis of operating profit/(loss) before tax

The following tables provide a segmental analysis of operating profit/(loss) before tax by the main income statement captions.

		Private Banking &
	Retail	Wealth	Commercial &	Central items &
	Banking	Management	Institutional	other	Total
Half year ended 30 June 2026	£m	£m	£m	£m	£m
Net interest income	3,165	398	3,367	(40)	6,890
Net fees and commissions	265	178	871	3	1,317
Other non-interest income	8	19	391	237	655
Total income	3,438	595	4,629	200	8,862
Depreciation and amortisation	(13)	(1)	(62)	(489)	(565)
Other operating expenses	(1,416)	(376)	(2,146)	382	(3,556)
Impairment losses	(280)	(6)	(137)	—	(423)
Operating profit	1,729	212	2,284	93	4,318

Half year ended 30 June 2025
Net interest income	2,922	363	2,955	(120)	6,120
Net fees and commissions	213	159	865	3	1,240
Other non-interest income	(1)	17	469	140	625
Total income	3,134	539	4,289	23	7,985
Depreciation and amortisation	—	—	(71)	(486)	(557)
Other operating expenses	(1,423)	(359)	(2,080)	401	(3,461)
Impairment losses	(226)	(1)	(154)	(1)	(382)
Operating profit/(loss)	1,485	179	1,984	(63)	3,585

Total revenue (1)

		Private Banking &
	Retail	Wealth	Commercial &	Central items &
	Banking	Management	Institutional	other	Total
Half year ended 30 June 2026	£m	£m	£m	£m	£m
External	5,312	634	6,631	2,831	15,408
Inter-segmental	7	691	(665)	(33)	—
Total	5,319	1,325	5,966	2,798	15,408

Half year ended 30 June 2025
External	4,916	617	6,729	2,644	14,906
Inter-segmental	6	774	(794)	14	—
Total	4,922	1,391	5,935	2,658	14,906

(1)	Total revenue comprises interest receivable, fees and commissions receivable, income from trading activities and other operating income.

NatWest Group - Form 6-K Interim Results 2026	96

Notes continued

6. Segmental analysis continued

Total assets and liabilities

		Private Banking &
	Retail	Wealth	Commercial &	Central items &
	Banking	Management	Institutional	other	Total
30 June 2026	£m	£m	£m	£m	£m
Assets	247,472	32,899	422,116	42,880	745,367
Liabilities	205,933	42,139	377,800	75,667	701,539

31 December 2025
Assets	240,259	30,457	391,869	51,968	714,553
Liabilities	206,398	42,895	354,499	68,148	671,940

Analysis of net fees and commissions

		Private Banking
	Retail	& Wealth	Commercial	Central items
	Banking	Management	& Institutional	& other	Total
Half year ended 30 June 2026	£m	£m	£m	£m	£m
Fees and commissions receivable
- Payment services	191	19	358	—	568
- Credit and debit card fees	207	10	133	—	350
- Lending and financing	8	4	385	—	397
- Brokerage	68	6	25	—	99
- Investment management, trustee and fiduciary services	2	148	27	8	185
- Underwriting fees	—	—	93	—	93
- Other	10	3	19	(14)	18
Total	486	190	1,040	(6)	1,710
Fees and commissions payable	(221)	(12)	(169)	9	(393)
Net fees and commissions	265	178	871	3	1,317

Half year ended 30 June 2025
Fees and commissions receivable
- Payment services	176	20	355	—	551
- Credit and debit card fees	203	10	133	—	346
- Lending and financing	8	4	370	—	382
- Brokerage	19	5	28	—	52
- Investment management, trustee and fiduciary services	1	126	25	10	162
- Underwriting fees	—	—	88	—	88
- Other	5	2	28	(8)	27
Total	412	167	1,027	2	1,608
Fees and commissions payable	(199)	(8)	(162)	1	(368)
Net fees and commissions	213	159	865	3	1,240

NatWest Group - Form 6-K Interim Results 2026	97

Notes continued

7. Tax

The actual tax charge differs from the expected tax charge computed by applying the standard UK corporation tax rate of 25% (2025 – 25)%, as analysed below:

	Half year ended
	30 June	30 June
	2026	2025
	£m	£m
Profit before tax	4,318	3,585

Expected tax charge	(1,080)	(896)
Losses and temporary differences in period where no deferred tax assets recognised	(3)	(4)
Foreign profits taxed at other rates	4	21
Items not allowed for tax:
- losses on disposals and write-downs	(6)	5
- UK bank levy	(17)	(17)
- regulatory and legal actions	(3)	(16)
- other disallowable items	(24)	(14)
Non-taxable items:
- FX recycling on Ulydien capital reduction	22	—
- RPI-related uplift on index-linked gilts	17	9
- other non-taxable items	5	15
Taxable foreign exchange movements	1	(3)
Unrecognised losses bought forward and utilised	23	18
Net increase in the carrying value of deferred tax assets in respect of UK losses	—	26
Banking surcharge	(110)	(95)
Tax on paid-in equity dividends	37	40
Adjustments in respect of prior years	(4)	1
Actual tax charge	(1,138)	(910)

At 30 June 2026, NatWest Group has recognised a deferred tax asset of £1,149 million (31 December 2025 - £1,252 million) and a deferred tax liability of £376 million (31 December 2025 - £104 million). These amounts include deferred tax assets recognised in respect of trading losses of £741 million (31 December 2025 - £814 million). NatWest Group has considered the carrying value of these assets as at 30 June 2026 and concluded that they are recoverable.

Deferred tax liabilities of £299 million relate to the net identifiable assets acquired as part of the Evelyn Partners acquisition (refer to Note 2 for further information).

NatWest Group - Form 6-K Interim Results 2026	98

Notes continued

8. Financial instruments - classification

The following tables analyse financial assets and liabilities in accordance with the categories of financial instruments in IFRS 9.

				Amortised	Other
	MFVTPL	DFV	FVOCI	cost	assets	Total
Assets	£m	£m	£m	£m	£m	£m
Cash and balances at central banks				76,743		76,743
Trading assets	47,366					47,366
Derivatives (1)	63,157					63,157
Settlement balances				10,015		10,015
Loans to banks - amortised cost (2)				7,342		7,342
Loans to customers - amortised cost (3)				435,908		435,908
Other financial assets	810	7	50,647	35,088		86,552
Intangible assets					10,205	10,205
Other assets					8,079	8,079
30 June 2026	111,333	7	50,647	565,096	18,284	745,367

Cash and balances at central banks				85,182		85,182
Trading assets	46,537					46,537
Derivatives (1)	60,789					60,789
Settlement balances				645		645
Loans to banks - amortised cost (2)				6,958		6,958
Loans to customers - amortised cost (3)				418,881		418,881
Other financial assets	1,041	3	42,168	36,558		79,770
Intangible assets					7,292	7,292
Other assets					8,499	8,499
31 December 2025	108,367	3	42,168	548,224	15,791	714,553

For the notes to this table refer to the following page.

NatWest Group - Form 6-K Interim Results 2026	99

Notes continued

8. Financial instruments - classification continued

			Amortised	Other
	Held-for-trading	DFV	cost	liabilities	Total
Liabilities	£m	£m	£m	£m	£m
Bank deposits (4)			50,002		50,002
Customer deposits			448,605		448,605
Settlement balances			9,995		9,995
Trading liabilities	50,637				50,637
Derivatives (1)	56,256				56,256
Other financial liabilities (5,7)		4,790	67,244		72,034
Subordinated liabilities		230	6,376		6,606
Notes in circulation			3,110		3,110
Other liabilities (6)			600	3,694	4,294
30 June 2026	106,893	5,020	585,932	3,694	701,539

Bank deposits (4)			44,092		44,092
Customer deposits			442,998		442,998
Settlement balances			942		942
Trading liabilities	49,022				49,022
Derivatives (1)	53,974				53,974
Other financial liabilities (5,7)		4,617	62,982		67,599
Subordinated liabilities		237	5,886		6,123
Notes in circulation			3,164		3,164
Other liabilities (6)			594	3,432	4,026
31 December 2025	102,996	4,854	560,658	3,432	671,940

(1)	Includes net hedging derivative assets of £395 million (31 December 2025 - £535 million) and net hedging derivative liabilities of £319 million (31 December 2025 - £356 million).
(2)	Includes items in the course of collection from other banks of £364 million (31 December 2025 - £166 million).
(3)	Includes finance lease receivables of £9,206 million (31 December 2025 - £8,971 million).
(4)	Includes items in the course of transmission to other banks of £200 million (31 December 2025 - £192 million).
(5)	The carrying amount of other customer accounts designated at fair value through profit or loss is the same as the principal amount for both periods. No amounts have been recognised in the profit or loss for changes in credit risk associated with these liabilities as the changes are immaterial both during the period and cumulatively.
(6)	Includes lease liabilities of £538 million (31 December 2025 - £535 million), held at amortised cost.
(7)	During the period ended 30 June 2026, there were debt issuances of £7.7 billion and debt repayments of £8.4 billion. Funding was also raised in other formats including commercial paper and certificates of deposit.

NatWest Group - Form 6-K Interim Results 2026	100

Notes continued

9. Financial instruments - valuation

Disclosures relating to the control environment, valuation techniques and related aspects pertaining to financial instruments measured at fair value are included in the NatWest Group plc 2025 Annual Report on form 20-F. Valuation, sensitivity methodologies and inputs at 30 June 2026 are consistent with those described in Note 10 to the financial statements in the NatWest Group plc 2025 Annual Report on Form 20-F.

Fair value hierarchy

The table below shows the assets and liabilities held by NatWest Group split by fair value hierarchy level. Level 1 are considered the most liquid instruments, and level 3 the most illiquid, valued using expert judgment and hence carry the most significant price uncertainty.

	30 June 2026				31 December 2025
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
	£m	£m	£m	£m	£m	£m	£m	£m
Assets
Trading assets
Loans	—	29,022	256	29,278	—	33,556	96	33,652
Securities	13,811	4,277	—	18,088	9,586	3,299	—	12,885
Derivatives
Interest rate	—	30,819	337	31,156	—	32,382	360	32,742
Foreign exchange	—	31,850	90	31,940	—	27,878	103	27,981
Other	—	49	12	61	—	57	9	66
Other financial assets
Loans	—	24	829	853	—	35	533	568
Securities	29,888	20,606	117	50,611	25,528	16,964	152	42,644
Total financial assets held at fair value	43,699	116,647	1,641	161,987	35,114	114,171	1,253	150,538
As a % of total fair value assets	27%	72%	1%		23%	76%	1%

Liabilities
Trading liabilities
Deposits	—	40,399	—	40,399	—	41,284	—	41,284
Debt securities in issue	—	215	—	215	—	234	—	234
Short positions	8,174	1,848	1	10,023	6,172	1,331	1	7,504
Derivatives
Interest rate	—	25,284	181	25,465	—	26,589	169	26,758
Foreign exchange	—	30,611	52	30,663	—	26,988	54	27,042
Other	—	100	28	128	—	119	55	174
Other financial liabilities
Debt securities in issue	—	2,338	3	2,341	—	2,302	3	2,305
Other deposits	—	2,423	26	2,449	—	2,285	27	2,312
Subordinated liabilities	—	230	—	230	—	237	—	237
Total financial liabilities held at fair value	8,174	103,448	291	111,913	6,172	101,369	309	107,850
As a % of total fair value liabilities	7%	93%	0%		6%	94%	0%

(1)	Level 1 - Instruments valued using unadjusted quoted prices in active and liquid markets, for identical financial instruments. Examples include government bonds, listed equity shares and certain exchange-traded derivatives.

Level 2 - Instruments valued using valuation techniques that have observable inputs. Observable inputs are those that are readily available with limited adjustments required. Examples include most government agency securities, investment-grade corporate bonds, certain mortgage products - including CLOs, most bank loans, repos and reverse repos, state and municipal obligations, most notes issued, certain money market securities, loan commitments and most OTC derivatives.

Level 3 – Instruments valued using a valuation technique where at least one input which could have a significant effect on the instrument’s valuation, is not based on observable market data. Examples include non-derivative instruments which trade infrequently, certain syndicated and commercial mortgage loans, private equity, and derivatives with unobservable model inputs.

(2)	Transfers between levels are deemed to have occurred at the beginning of the quarter in which the instrument was transferred.
(3)	For an analysis of debt securities held at mandatory fair value through profit or loss by issuer as well as ratings and derivatives, by type and contract, refer to Capital and risk management – Credit risk.

NatWest Group - Form 6-K Interim Results 2026	101

Notes continued

9. Financial instruments – valuation continued

Valuation adjustments

NatWest Group manages some portfolios of financial assets and financial liabilities based on its net exposure to either market or credit risk. In these cases, the fair value is derived from the net risk exposure of that portfolio with portfolio level adjustments applied to incorporate bid-offer spreads, counterparty credit risk, and funding costs.

When valuing financial instruments in the trading book, adjustments are made to mid-market valuations to cover bid-offer spread, funding and credit risk. These adjustments are presented in the table below. For further information refer to the descriptions of valuation adjustments within ‘Financial instruments – valuation’ on page 101 of the NatWest Group plc 2025 Annual Report on Form 20-F.

	30 June	31 December
	2026	2025
	£m	£m
Funding - FVA	(16)	(11)
Credit - CVA	174	179
Bid - Offer	61	60
Product and deal specific	96	124
Total	315	352

The decrease in FVA and CVA was driven by exposure changes arising from the increase in interest rates. The decrease in product and deal specific was driven by the amortisation of deferred trade inception profits.

NatWest Group - Form 6-K Interim Results 2026	102

Notes continued

9. Financial instruments – valuation continued

Level 3 sensitivities

The table below shows the favourable and unfavourable range of fair value of the level 3 assets and liabilities.

	30 June 2026			31 December 2025
	Level 3	Favourable	Unfavourable	Level 3	Favourable	Unfavourable
	£m	£m	£m	£m	£m	£m
Assets
Trading assets
Loans	256	—	—	96	—	—
Derivatives
Interest rate	337	10	(10)	360	20	(10)
Foreign exchange	90	—	—	103	10	(10)
Other	12	—	—	9	—	—
Other financial assets
Loans	829	10	(10)	533	—	(10)
Securities	117	10	(20)	152	10	(20)
Total financial assets held at fair value	1,641	30	(40)	1,253	40	(50)

Liabilities
Trading liabilities
Short positions	1	—	—	1	—	—
Derivatives
Interest rate	181	10	(10)	169	10	(10)
Foreign exchange	52	—	—	54	—	—
Other	28	—	—	55	—	—
Other financial liabilities
Debt securities in issue	3	—	—	3	—	—
Other deposits	26	—	—	27	—	(20)
Total financial liabilities held at fair value	291	10	(10)	309	10	(30)

Alternative assumptions

Reasonably plausible alternative assumptions of unobservable inputs are determined based on a specified target level of certainty of 90%. Alternative assumptions are determined with reference to all available evidence including consideration of the following: quality of independent pricing information considering consistency between different sources, variation over time, perceived tradability or otherwise of available quotes; consensus service dispersion ranges; volume of trading activity and market bias (e.g. one-way inventory); day 1 profit or loss arising on new trades; number and nature of market participants; market conditions; modelling consistency in the market; size and nature of risk; length of holding of position; and market intelligence.

NatWest Group - Form 6-K Interim Results 2026	103

Notes continued

9. Financial instruments – valuation continued

Movement in level 3 assets and liabilities

The following table shows the movement in level 3 assets and liabilities.

		Other	Other			Other	Other
	Derivatives	trading	financial	Total	Derivatives	trading	financial	Total
	assets	assets (2)	assets (3)	assets	liabilities	liabilities (2)	liabilities	liabilities
	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2026	472	96	685	1,253	278	1	30	309
Amounts recorded in the income statement (1)	(30)	13	1	(16)	(26)	—	(1)	(27)
Amount recorded in the statement of comprehensive income	—	—	2	2	—	—	—	—
Level 3 transfers in	41	—	45	86	20	—	—	20
Level 3 transfers out	(50)	—	(41)	(91)	(1)	—	—	(1)
Purchases/originations	39	157	336	532	22	—	—	22
Settlements/other decreases	—	(10)	(1)	(11)	(14)	—	—	(14)
Sales	(33)	—	(81)	(114)	(17)	—	—	(17)
Foreign exchange and other adjustments	—	—	—	—	(1)	—	—	(1)
At 30 June 2026	439	256	946	1,641	261	1	29	291

Amounts recorded in the income statement in respect of balances held at period end - unrealised	66	13	3	82	18	(1)	(0)	17

At 1 January 2025	630	278	774	1,682	465	1	28	494
Amounts recorded in the income statement (1)	(65)	2	(1)	(64)	(94)	—	1	(93)
Amount recorded in the statement of comprehensive income	—	—	11	11	—	—	—	—
Level 3 transfers in	40	—	—	40	7	—	25	32
Level 3 transfers out	(6)	—	(16)	(22)	(11)	—	—	(11)
Purchases/originations	70	89	59	218	47	—	—	47
Settlements/other decreases	(2)	(31)	—	(33)	(34)	—	—	(34)
Sales	(31)	(97)	(125)	(253)	(40)	—	—	(40)
Foreign exchange and other adjustments	1	2	1	4	2	—	1	3
At 30 June 2025	637	243	703	1,583	342	1	55	398

Amounts recorded in the income statement in respect of balances held at period end - unrealised	57	1	(3)	55	(10)	—	—	(10)

(1)	There were £9 million net gains on trading assets and liabilities (30 June 2025 – £31 million net gains) recorded in income from trading activities. Net gains on other instruments of £2 million (30 June 2025 – £2 million net losses) were recorded in other operating income and interest income as appropriate.
(2)	Other trading assets and other trading liabilities comprise assets and liabilities held at fair value in trading portfolios.
(3)	Other financial assets comprise fair value through other comprehensive income, designated as at fair value through profit or loss and other fair value through profit or loss.
(4)	During the period ended 30 June 2026, £61 million of assets and liabilities transferred into Level 3 driven by decrease in observability of swaps and increase in the proportion of trades with unobservable inputs in structured netting. £51 million of assets and liabilities transferred out of Level 3 driven by decrease in observability of inputs

NatWest Group - Form 6-K Interim Results 2026	104

Notes continued

9. Financial instruments – valuation continued

Fair value of financial instruments measured at amortised cost on the balance sheet

The following table shows the carrying value and fair value of financial instruments carried at amortised cost on the balance sheet.

	Carrying
	value	Fair value
30 June 2026	£bn	£bn
Financial assets
Loans to banks	7.3	7.4
Loans to customers	435.9	430.7
Other financial assets - securities	35.1	35.0

31 December 2025
Financial assets
Loans to banks	7.0	6.9
Loans to customers	418.9	414.5
Other financial assets - securities	36.6	36.6

30 June 2026
Financial liabilities
Bank deposits	50.0	50.0
Customer deposits	448.6	448.6
Other financial liabilities
- debt securities in issue	67.2	67.7
Subordinated liabilities	6.4	6.5

31 December 2025
Financial liabilities
Bank deposits	44.1	44.1
Customer deposits	443.0	424.4
Other financial liabilities
- debt securities in issue	63.0	63.6
Subordinated liabilities	5.9	6.1

NatWest Group - Form 6-K Interim Results 2026	105

Notes continued

9. Financial instruments – valuation continued

The assumptions and methodologies underlying the calculation of fair values of financial instruments at the balance sheet date are as follows:

Loans to banks and customers

In estimating the fair value of net loans to customers and banks measured at amortised cost, NatWest Group’s loans are segregated into appropriate portfolios reflecting the characteristics of the constituent loans. Two principal methods are used to estimate fair value: contractual cash flows and expected cash flows.

Debt securities and subordinated liabilities

Most debt securities are valued using quoted prices in active markets or from quoted prices of similar financial instruments in active markets. For the remaining population, fair values are determined using market standard valuation techniques, such as discounted cash flows.

Bank and customer deposits

Fair value of deposits is estimated using discounted cash flow valuation techniques.

Other financial instruments

For certain short-term financial instruments: cash and balances at central banks, items in the course of collection from other banks, items in the course of transmission to other banks, customer demand deposits and notes in circulation, carrying value is deemed a reasonable approximation of fair value.

NatWest Group - Form 6-K Interim Results 2026	106

Notes continued

10. Trading assets and liabilities

Trading assets and liabilities comprise assets and liabilities held at fair value in trading portfolios.

	30 June	31 December
	2026	2025
Assets	£m	£m
Loans
Reverse repos	22,704	27,656
Cash Collateral given	6,048	5,701
Other loans	526	295
Total loans	29,278	33,652
Securities
Central and local government
- UK	2,508	2,120
- US	4,129	4,153
- Other	8,380	4,135
Financial institutions and Corporate	3,071	2,477
Total securities	18,088	12,885
Total	47,366	46,537

Liabilities
Deposits
Repos	27,626	28,578
Cash Collateral received	11,889	11,966
Other deposits	884	740
Total deposits	40,399	41,284
Debt securities in issue	215	234
Short positions
Central and local government
- UK	2,411	1,504
- US	2,100	1,161
- Other	4,954	4,137
Financial institutions and Corporate	558	702
Total short positions	10,023	7,504
Total	50,637	49,022

NatWest Group - Form 6-K Interim Results 2026	107

Notes continued

11. Loan impairment provisions

Loan exposure and impairment metrics

The table below summarises loans and related credit impairment measures on an IFRS 9 basis.

	30 June	31 December
	2026	2025
	£m	£m
Loans - amortised cost and FVOCI (1,2)
Stage 1	398,096	386,651
Stage 2	44,915	38,582
Stage 3	4,691	4,683
Of which: individual	1,176	1,456
Of which: collective	3,515	3,227
	447,702	429,916
ECL provisions (3)
Stage 1	616	614
Stage 2	872	796
Stage 3	2,074	2,175
Of which: individual	492	598
Of which: collective	1,582	1,577
	3,562	3,585
ECL provisions coverage (4)
Stage 1 (%)	0.15	0.16
Stage 2 (%)	1.94	2.06
Stage 3 (%)	44.21	46.44
	0.80	0.83

	Half year ended
	30 June	30 June
	2026	2025
	£m	£m
Impairment losses
ECL charge/(release) (5)	423	382
Stage 1	(77)	(67)
Stage 2	283	165
Stage 3	217	284
Of which: individual	48	194
Of which: collective	169	90

Amounts written off	487	192
Of which: individual	168	61
Of which: collective	319	131

(1)	The table shows gross loans only and excludes amounts that were outside the scope of the ECL framework. Other financial assets within the scope of the IFRS 9 ECL framework were cash and balances at central banks totalling £75.9 billion (31 December 2025 - £84.1 billion) and debt securities of £85.2 billion (31 December 2025 - £78.4 billion).
(2)	Fair value through other comprehensive income (FVOCI). Includes loans to customers and banks.
(3)	Includes £10 million (31 December 2025 - £6 million) related to assets classified as FVOCI and £0.1 billion (31 December 2025 – £0.1 billion) related to off-balance sheet exposures.
(4)	ECL provisions coverage is calculated as ECL provisions divided by loans – amortised cost and FVOCI. It is calculated on loans and total ECL provisions, including ECL for other (non-loan) assets and unutilised exposure.
(5)	Includes a £2 million release (June 2025 – £1 million release) related to other financial assets, of which £2 million charges (June 2025 – £0 million release) related to assets classified as FVOCI and includes a £0 million charge (June 2025 – £10 million charge) related to contingent liabilities.

NatWest Group - Form 6-K Interim Results 2026	108

Notes continued

12. Provisions for liabilities and charges

				Financial
	Customer	Litigation and		commitments
	redress	other regulatory	Property	and guarantees	Other (1)	Total
	£m	£m	£m	£m	£m	£m
At 1 January 2026	282	64	73	58	142	619
Expected credit losses impairment charge	—	—	—	5	—	5
Currency translation and other movements	—	1	—	—	(1)	—
Acquisition of companies and businesses	8	—	7	—	4	19
Charge to income statement	6	12	5	—	244	267
Release to income statement	(23)	(3)	(7)	—	(44)	(77)
Provisions utilised	(92)	(1)	(7)	(1)	(60)	(161)
At 30 June 2026	181	73	71	62	285	672

(1)	Other materially comprises of provisions relating to restructuring costs, historical VAT matters and Bank of England levy.

Provisions are liabilities of uncertain timing or amount and are recognised when there is a present obligation as a result of a past event, the outflow of economic benefit is probable and the outflow can be estimated reliably. Any difference between the final outcome and the amounts provided will affect the reported results in the period when the matter is resolved.

13. Dividends

The 2025 final dividend was approved by shareholders at the Annual General Meeting on 28 April 2026 and the payment made on 5 May 2026 to shareholders on the register at the close of business on 20 March 2026.

NatWest Group plc announces an interim dividend for 2026 of £955 million or 12.0 pence per ordinary share. The interim dividend will be paid on 18 September 2026 to shareholders on the register at close of business on 14 August 2026. The ex-dividend date will be 13 August 2026.

14. Contingent liabilities and commitments

The amounts shown in the table below are intended only to provide an indication of the volume of business outstanding at 30 June 2026. Although NatWest Group is exposed to credit risk in the event of a customer’s failure to meet its obligations, the amounts shown do not, and are not intended to, provide any indication of NatWest Group’s expectation of future losses.

	30 June	31 December
	2026	2025
	£m	£m
Contingent liabilities and commitments
Guarantees	2,790	2,810
Other contingent liabilities	1,559	1,548
Standby facilities, credit lines and other commitments	147,827	142,765
Total	152,176	147,123

Commitments and contingent obligations are subject to NatWest Group’s normal credit approval processes.

NatWest Group - Form 6-K Interim Results 2026	109

Notes continued

15. Litigation and regulatory matters

NatWest Group plc and certain members of NatWest Group are party to various legal proceedings and are involved in, or subject to, various regulatory matters, including as the subject of investigations and other regulatory and governmental action (Matters) in the United Kingdom (UK), the United States (US), the European Union (EU) and other jurisdictions.

NatWest Group recognises a provision for a liability in relation to these Matters when it is probable that an outflow of economic benefits will be required to settle an obligation resulting from past events, and a reliable estimate can be made of the amount of the obligation.

In many of the Matters, it is not possible to determine whether any loss is probable, or to estimate reliably the amount of any loss, either as a direct consequence of the relevant proceedings and regulatory matters or as a result of adverse impacts or restrictions on NatWest Group’s reputation, businesses and operations. Numerous legal and factual issues may need to be resolved, including through potentially lengthy discovery and document production exercises and determination of important factual matters, and by addressing novel or unsettled legal questions relevant to the proceedings in question, before the probability of a liability, if any, arising can reasonably be estimated in respect of any Matter. NatWest Group cannot predict if, how, or when such claims will be resolved or what the eventual settlement, damages, fine, penalty or other relief, if any, may be, particularly for Matters that are at an early stage in their development or where claimants seek substantial or indeterminate damages.

There are situations where NatWest Group may pursue an approach that in some instances leads to a settlement agreement. This may occur in order to avoid the expense, management distraction or reputational implications of continuing to contest liability, or in order to take account of the risks inherent in defending or contesting Matters, even for those for which NatWest Group believes it has credible defences and should prevail on the merits. The uncertainties inherent in all Matters affect the amount and timing of any potential economic outflows both for Matters with respect to which provisions have been established and other contingent liabilities in respect of any such Matter.

It is not practicable to provide an aggregate estimate of potential liability for our Matters as a class of contingent liabilities.

The future economic outflow in respect of any Matter may ultimately prove to be substantially greater than, or less than, the aggregate provision, if any, that NatWest Group has recognised in respect of such Matter. Where a reliable estimate of the economic outflow cannot be reasonably made, no provision has been recognised. NatWest Group expects that in future periods, additional provisions and economic outflows relating to Matters that may or may not be currently known by NatWest Group will be necessary, in amounts that are expected to be substantial in some instances. Refer to Note 12 for information on material provisions.

Matters which are, or could be, material, either individually or in aggregate, having regard to NatWest Group, considered as a whole, in which NatWest Group is currently involved are set out below. We have provided information on the procedural history of certain Matters, where we believe appropriate, to aid the understanding of the Matter.

London Interbank Offered Rate (LIBOR) and other rates litigation

NatWest Group plc and certain other members of NatWest Group, including NWM Plc, are defendants in a number of claims pending in the United States District Court for the Southern District of New York (SDNY) with respect to the setting of USD LIBOR. The complainants allege that certain members of NatWest Group and other panel banks violated various federal laws, including the US commodities and antitrust laws, and state statutory and common law, as well as contracts, by manipulating LIBOR and prices of LIBOR-based derivatives in various markets through various means.

The co-ordinated proceeding in the SDNY relating to USD LIBOR now includes one remaining class action, which is on behalf of persons who purchased LIBOR-linked instruments from defendants and bonds issued by defendants, as well as two non-class actions.

NatWest Group - Form 6-K Interim Results 2026	110

Notes continued

15. Litigation and regulatory matters continued

On 25 September 2025, the SDNY granted summary judgment to the defendants on the issue of liability and dismissed all claims in both the class action and the non-class actions. The decision is being appealed in the United States Court of Appeals for the Second Circuit (US Court of Appeals).

In addition to the USD LIBOR cases described above, there are two other IBOR-related class actions involving NWM Plc. First, there is a class action relating to derivatives allegedly tied to JPY LIBOR and Euroyen TIBOR, which was dismissed by the SDNY in relation to NWM Plc and other NatWest Group companies in September 2021. That dismissal is now the subject of an appeal to the US Court of Appeals.

Second, there is a class action concerning alleged manipulation of Euribor. On 22 August 2025, the US Court of Appeals reversed the SDNY’s decision in the Euribor case, reinstating claims against NWM plc. That case has therefore returned to the SDNY for further proceedings.

Foreign exchange litigation

NatWest Group plc, NWM Plc and/or NWMSI are defendants in several cases relating to NWM Plc’s foreign exchange (FX) business.

In May 2019, a cartel class action was filed in the Federal Court of Australia against NWM Plc and four other banks on behalf of persons who bought or sold currency through FX spots or forwards between 1 January 2008 and 15 October 2013 with a total transaction value exceeding AUD 0.5 million.

In May 2025, NWM Plc executed an agreement to settle the claim in the Federal Court of Australia, which the court approved in August 2025. The settlement amount is covered in full by an existing provision. In July 2026, the court formally dismissed the claim.

In July and December 2019, two separate applications seeking opt-out collective proceedings orders were filed in the UK Competition Appeal Tribunal (CAT) against NatWest Group plc, NWM Plc and other banks. Both applications were brought on behalf of persons who, between 18 December 2007 and 31 January 2013, entered into a relevant FX spot or outright forward transaction in the European Economic Area with a relevant financial institution or on an electronic communications network.

In March 2022, the CAT declined to certify either application as collective proceedings on an opt-out basis. This decision was appealed by the applicants and was the subject of an application for judicial review. The CAT, in its judgment, allowed the applicants three months in which to reformulate their claims as opt-in claims.

NatWest Group - Form 6-K Interim Results 2026	111

Notes continued

15. Litigation and regulatory matters continued

In its amended judgment in November 2023, the Court of Appeal allowed the appeal and decided that the claims should proceed on an opt-out basis. Separately, the court determined which of the two competing applicants can proceed as class representative and dismissed the application for judicial review of the CAT’s decision. The other applicant has discontinued its claim and withdrawn from the proceedings. The banks sought permission to appeal the Court of Appeal decision directly to the UK Supreme Court, which was granted in April 2024. The appeal was heard in April 2025.

In December 2025, the UK Supreme Court reinstated the CAT’s decision to refuse the application for a collective proceedings order on an opt-out basis. The applicant is seeking permission from the CAT to file a revised application for a collective proceedings order. NatWest Group Plc and NWM Plc have made an application to the CAT for dismissal of the application for a collective proceedings order in its entirety.

Two motions to certify FX-related class actions were filed in the Tel Aviv District Court in Israel in September and October 2018 and were subsequently consolidated into one motion. The consolidated motion to certify, which names The Royal Bank of Scotland plc (now NWM Plc) and several other banks as defendants, was served on NWM Plc in May 2020.

The applicants sought the court’s permission to amend their motions to certify the class actions. NWM Plc filed a motion challenging the permission granted by the court for the applicants to serve the consolidated motion outside the Israeli jurisdiction. That NWM Plc motion remains pending. In February 2024, NWM Plc executed an agreement to settle the claim, subject to court approval. The settlement amount is covered in full by an existing provision.

In December 2021, a summons was served in the Netherlands against NatWest Group plc, NWM Plc and NWM N.V. by Stichting FX Claims on behalf of a number of parties, seeking declarations from the court concerning liability for anti-competitive FX market conduct described in decisions of the European Commission (EC) of 16 May 2019, along with unspecified damages. The claimant amended its claim to also refer to a 2 December 2021 decision by the EC, which described anti-competitive FX market conduct. NatWest Group plc, NWM Plc and other defendants contested the jurisdiction of the Dutch court.

In March 2023, the district court in Amsterdam accepted that it has jurisdiction to hear claims against NWM N.V. but refused jurisdiction to hear any claims against the other defendant banks (including NatWest Group plc and NWM Plc) brought on behalf of the parties represented by the claimant that are domiciled outside of the Netherlands. The claimant is appealing that decision.

The defendant banks have brought cross-appeals which seek a ruling that the Dutch court has no jurisdiction to hear any claims against the defendant banks domiciled outside of the Netherlands, irrespective of whether the claim has been brought on behalf of a party represented by the claimant that is domiciled within or outside of the Netherlands. The Amsterdam Court of Appeal has stayed these appeal proceedings until the Court of Justice of the European Union has answered preliminary questions that have been referred to it in another matter.

In September 2023, a second summons was served by Stichting FX Claims on NatWest Group plc, NWM Plc and NWM N.V., on behalf of a new group of parties. The claimant seeks declarations from the district court in Amsterdam concerning liability for anti-competitive FX market conduct described in the above referenced decisions of the EC of 16 May 2019 and 2 December 2021, along with unspecified damages. NatWest Group plc, NWM Plc and other defendants are contesting the Dutch court's jurisdiction. The district court has stayed the proceedings pending judgment in the above-mentioned appeals.

In January 2025, a third summons was served by Stichting FX Claims on NatWest Group plc, NWM Plc and NWM N.V., on behalf of another new group of parties.

The claimant seeks similar declarations from the district court in Amsterdam to those being sought in the above-mentioned claims, along with unspecified damages.

NatWest Group plc, NWM Plc and other defendants are contesting the Dutch court's jurisdiction. The district court has stayed the proceedings pending judgment in the above-mentioned appeals.

Certain other foreign exchange transaction related claims have been or may be threatened. NatWest Group cannot predict whether all or any of these claims will be pursued.

NatWest Group - Form 6-K Interim Results 2026	112

Notes continued

15. Litigation and regulatory matters continued

Swaps antitrust litigation

NWM Plc and other members of NatWest Group, including NatWest Group plc, as well as a number of other interest rate swap dealers, are defendants in several cases pending in the SDNY alleging violations of the US antitrust laws in the market for interest rate swaps. Three swap execution facilities (TeraExchange, Javelin, and trueEx) allege that they would have successfully established exchange-like trading of interest rate swaps if the defendants had not unlawfully conspired to prevent that from happening through boycotts and other means. Discovery is complete though expert discovery is ongoing and, in March 2026, defendants filed a motion for summary judgment seeking dismissal of the claims, which is pending.

In June 2021, a class action antitrust complaint was filed against a number of credit default swap dealers in New Mexico federal court on behalf of persons who, from 2005 onwards, settled credit default swaps in the United States by reference to the ISDA credit default swap auction protocol. The complaint alleges that the defendants conspired to manipulate that benchmark through various means in violation of the antitrust laws and the Commodity Exchange Act.

In May 2025, the US Court of Appeals affirmed a January 2024 decision by the SDNY which barred the plaintiffs in the New Mexico case from pursuing claims based on conduct occurring before 30 June 2014 on the ground that such claims were extinguished by a 2015 settlement agreement that resolved a prior class action relating to credit default swaps.

The case in New Mexico (which had been stayed pending the appeal of the SDNY’s decision) has now resumed. The defendants have filed a motion to dismiss, which is pending.

Spoofing litigation

In December 2021, three substantially similar class actions complaints were filed in federal court in the United States against NWM Plc and NWMSI alleging Commodity Exchange Act and common law unjust enrichment claims arising from manipulative trading known as spoofing. The complaints refer to NWM Plc’s December 2021 spoofing-related guilty plea (described below under “US investigations relating to fixed-income securities”) and purport to assert claims on behalf of those who transacted in US Treasury securities and futures and options on US Treasury securities between 2008 and 2018.

In July 2022, the defendants filed a motion to dismiss these claims, which have been consolidated into one matter in the United States District Court for the Northern District of Illinois. The motion to dismiss remains pending.

Madoff

NWM N.V. was named as a defendant in two actions filed by the trustee for the bankrupt estates of Bernard L. Madoff and Bernard L. Madoff Investment Securities LLC, in bankruptcy court in New York, which together seek to clawback more than US$300 million (plus pre-judgment interest) that NWM N.V. allegedly received from certain Madoff feeder funds and certain swap counterparties.

The claims were previously dismissed, but as a result of an August 2021 decision by the US Court of Appeals, they are now proceeding in the discovery phase in the bankruptcy court, where they have been consolidated into one action.

NatWest Group - Form 6-K Interim Results 2026	113

Notes continued

15. Litigation and regulatory matters continued

Offshoring VAT assessments

HMRC, as part of an industry - wide review, issued protective tax assessments in 2018 against NatWest Group plc totalling £143 million relating to unpaid VAT in respect of the UK branches of two NatWest Group companies registered in India for the period from 1 January 2014 until 31 December 2017 inclusive. NatWest Group formally requested reconsideration by HMRC of their assessments, and this process was completed in November 2020. HMRC upheld their original decision and, as a result, NatWest Group plc lodged an appeal with the Tax Tribunal and an application for judicial review with the High Court of Justice of England and Wales, both in December 2020.

In order to lodge the appeal with the Tax Tribunal, NatWest Group plc was required to pay amounts totalling £153 million (including statutory interest) to HMRC in December 2020 and May 2022. The appeal and the application for judicial review were previously stayed behind a separate case involving another bank.

NatWest Group plc was informed in late 2024 that the other bank had settled its case with HMRC by agreement. NatWest Group plc is progressing its appeal before the Tax Tribunal in its own name. NatWest Group plc will also continue to review next steps relevant to the judicial review.

The amount of £153 million continues to be recognised as an asset that NatWest Group plc expects to recover. Since 1 January 2018, NatWest Group plc has paid VAT on intra-group supplies from the India-registered NatWest Group companies.

US Anti-Terrorism Act litigation

NWM N.V. and certain other financial institutions are defendants in several actions filed by a number of US nationals (or their estates, survivors, or heirs), most of whom are, or were, US military personnel who were killed or injured in attacks in Iraq between 2003 and 2011.

NWM Plc is also a defendant in some of these cases.

According to the plaintiffs’ allegations, the defendants are liable for damages arising from the attacks because they allegedly conspired with and/or aided and abetted Iran and certain Iranian banks to assist Iran in transferring money to Hezbollah and the Iraqi terror cells that committed the attacks, in violation of the US Anti-Terrorism Act, by agreeing to engage in ‘stripping’ of transactions initiated by the Iranian banks so that the Iranian nexus to the transactions would not be detected.

In the lead matters, filed in the United States District Court for the Eastern District of New York (‘EDNY’) the district court has dismissed both conspiracy and aiding abetting claims finding that the claims were deficient for several reasons, including lack of sufficient allegations as to the alleged conspiracy and causation. In January 2023, the US Court of Appeals affirmed the district court’s dismissal of conspiracy-based claims. The district court’s dismissal of aiding and abetting claims is subject to a potential future appeal to the US Court of Appeals.

On 30 September 2025, the district court denied a motion by the plaintiffs to re-open the case to assert aiding and abetting claims that they previously did not assert. Another action, filed in the SDNY in 2017, which asserted both conspiracy and aiding and abetting claims, was dismissed by the SDNY in March 2019 on similar grounds as the EDNY cases, but remains subject to appeal to the US Court of Appeals.

Other follow-on actions that are substantially similar to the lead cases described above are pending in the same courts.

NatWest Group - Form 6-K Interim Results 2026	114

Notes continued

15. Litigation and regulatory matters continued

Tandanor Litigation in Argentina

In October 2012, a claim was filed in the District Court of Buenos Aires by ‘Argentina Talleres Navales Dársena Norte Sociedad Anónima Comercial, Industrial y Naviera’ (“Tandanor”) (a naval repair business) against what is now the Representative Office of The Royal Bank of Scotland NV, Argentine Branch (in liquidation) (the “Representative Office”) and eleven private individuals. (The Representative Office inherited the claim from Banco Holandés Unido, Argentine Branch.) The claim, which was unquantified, sought damages for alleged fraudulent conduct during Tandanor’s privatisation, which concluded in 1993. The Representative Office’s participation in the privatisation was 2.9%. The Argentine Ministry of Defence joined Tandanor as a plaintiff in 2014.

The claim was dismissed on limitation grounds in 2018, and the plaintiffs were unsuccessful in subsequent appeals. In November 2024, however, the Argentine Supreme Court set the appealed judgments aside and, in June 2025, the Argentine Federal Court of Appeal returned the case to the Argentine Federal District Court for further consideration. In December 2025, the plaintiffs filed an update quantifying damages at USD1.1 billion. The Representative Office continues to defend the claim and has requested a hearing.

Oracle Securities Litigation

In January and February 2026, two substantially similar class action complaints were filed in New York state court against Oracle Corporation and the underwriters of a September 2025 bond offering by Oracle, including NWMSI. On 4 March 2026, an amended complaint consolidated both actions. The consolidated amended complaint alleges that the offering documents for the September 2025 bonds were materially misleading because they failed to disclose that, at the time of the bond offering, Oracle was already planning to further increase its debt to fund its Artificial Intelligence (AI) infrastructure expansion. Defendants (including NWMSI) have filed a motion to dismiss the consolidated amended complaint, which is pending.

Separately, in July 2026, two class action complaints were filed in Tennessee state court against Oracle and the underwriters, including NWMSI, one relating to the September 2025 bond offering and the other relating to a February 2026 bond offering by Oracle. The complaints allege that the offering documents for the September 2025 and February 2026 bonds were materially misleading because Oracle’s stated revenue expectations allegedly failed to disclose that OpenAI had missed internal revenue and user-growth targets in 2025 and early 2026, raising concerns about OpenAI’s ability to meet its payment obligations and, in turn, Oracle’s ability to realise expected returns on its AI-related investment and to service its debt (including the September 2025 and February 2026 bonds).

In both the New York matter and the Tennessee matters, the plaintiffs seek damages under the U.S. Securities Act of 1933 as amended, (the ‘Securities Act’) on behalf of those who purchased Oracle’s bonds. In connection with both the September 2025 bond offering and the February 2026 bond offering, Oracle agreed to indemnify the underwriters against certain potential liabilities, including disclosure-based liability under the Securities Act.

Rockfire litigation

In March 2025, a claim was filed in the High Court of Justice of England & Wales against The Royal Bank of Scotland plc (‘RBS plc’) by the liquidators of Rockfire Investment Finance Plc (‘RIF’). In January 2026, a second claim was filed in the High Court of Justice of England & Wales against RBS plc by the liquidators of Rockfire Capital Limited (‘RCL’).

Both claimants allege that, during the period between January 2017 and February 2021, RBS plc followed unauthorised payment instructions. The claimants allege that these payment instructions were not made in good faith or the best interests of RIF and RCL, and therefore were not authorised. The claimants allege the payments were made in breach of mandate or in breach of RBS plc’s duty of care to RIF and RCL.

The claimants claim a debt or damages equivalent to the total of the payments in dispute: In the case of RIF, an amount of £179.2 million plus interest, and in the case of RCL, an amount of £73.1 million plus interest. RBS plc is defending both claims.

NatWest Group - Form 6-K Interim Results 2026	115

Notes continued

15. Litigation and regulatory matters continued

Regulatory matters (including investigations and customer redress programmes)

NatWest Group’s businesses and financial condition can be affected by the actions of various governmental and regulatory authorities in the UK, the US, the EU and elsewhere. NatWest Group has engaged, and will continue to engage, in discussions with relevant governmental and regulatory authorities, including in the UK, the US, the EU and elsewhere, on an ongoing and regular basis, and in response to informal and formal inquiries or investigations, regarding operational, systems and control evaluations and issues including those related to compliance with applicable laws and regulations, including consumer protection, investment advice, business conduct, competition/anti-trust, VAT recovery, anti-bribery, anti-money laundering and sanctions regimes. NatWest Group expects government and regulatory intervention in financial services to be high for the foreseeable future, including increased scrutiny from competition and other regulators in the retail and SME business sectors.

Any matters discussed or identified during such discussions and inquiries may result in, among other things, further inquiry or investigation, other action being taken by governmental and regulatory authorities, increased costs being incurred by NatWest Group, remediation of systems and controls, public or private censure, restriction of NatWest Group’s business activities and/or fines. Any of the events or circumstances mentioned in this paragraph or below could have a material adverse effect on NatWest Group, its business, authorisations and licences, reputation, results of operations or the price of securities issued by it, or lead to material additional provisions being taken.

NatWest Group is co-operating fully with the matters described below.

US investigations relating to fixed-income securities

In December 2021, NWM Plc pled guilty in the United States District Court for the District of Connecticut to one count of wire fraud and one count of securities fraud in connection with historical spoofing conduct by former employees in US Treasuries markets between January 2008 and May 2014 and, separately, during approximately three months in 2018. The 2018 trading occurred during the term of a non-prosecution agreement (NPA) between NWMSI and the United States Attorney’s Office for the District of Connecticut (USAO CT), under which non-prosecution was conditioned on NWMSI and affiliated companies not engaging in criminal conduct during the term of the NPA. The relevant trading in 2018 was conducted by two NWM Plc traders in Singapore and breached that NPA. The plea agreement reached with the US Department of Justice (DOJ) and the USAO CT resolved both the spoofing conduct and the breach of the NPA.

The DOJ and USAO CT paused the monitorship in May 2025 and, following a review, determined that a monitorship was no longer necessary as a result of NWM Plc’s notable progress in strengthening its compliance programme, certain of NWM Plc s remedial improvements, internal controls, and the status of implementation of Monitor recommendations, and that reporting by NWM Plc to the DOJ and USAO CT on its continued compliance programme progress provided an appropriate degree of oversight. The court approved the agreement and extended NWM Plc’s obligations under the plea agreement and probation until December 2026.

In the event that NWM Plc does not meet its obligations to the DOJ, this may lead to adverse consequences such as increased costs, findings that NWM Plc violated its probation term, amongst other consequences.

Investment advice review

In October 2019, the FCA notified NatWest Group of its intention to appoint a Skilled Person under section 166 of the Financial Services and Markets Act 2000 to conduct a review of whether NatWest Group’s past business review of investment advice provided during 2010 to 2015 was subject to appropriate governance and accountability and led to appropriate customer outcomes.

The Skilled Person’s review concluded in 2021 and, after discussion with the FCA, NatWest Group is undertaking additional review/remediation work which is expected to be fully complete by the end of July 2026.

NatWest Group - Form 6-K Interim Results 2026	116

Notes continued

15. Litigation and regulatory matters continued

Review and investigation of treatment of tracker mortgage customers in Ulster Bank Ireland DAC

In December 2015, correspondence was received from the Central Bank of Ireland setting out an industry examination framework in respect of the sale of tracker mortgages from approximately 2001 until the end of 2015.

The redress and compensation process has now largely concluded, although a small number of cases remain outstanding relating to uncontactable customers.

Ulydien (formerly UBIDAC) customers have lodged tracker mortgage complaints with the Financial Services and Pensions Ombudsman (FSPO). UBIDAC challenged three FSPO adjudications in the Irish High Court. In June 2023, the High Court found in favour of the FSPO in all matters. UBIDAC appealed that decision to the Court of Appeal.

In September 2024, the Court of Appeal allowed UBIDAC’s appeal and set aside certain findings of the FSPO. The Court of Appeal directed one aspect of the FSPO decisions to be remitted to the FSPO for its consideration following an oral hearing.

Decisions are awaited from the FSPO in respect of these cases.

NatWest Group - Form 6-K Interim Results 2026	117

Notes continued

16. Related party transactions

Related parties

(a)In their roles as providers of finance, NatWest Group companies provide development and other types of capital support to businesses. These investments are made in the normal course of business.

(b)To further strategic partnerships, NatWest Group may seek to invest in third parties or allow third parties to hold a minority interest in a subsidiary of NatWest Group. We disclose as related parties for associates and joint ventures and where equity interests are over 10%. Ongoing business transactions with these entities are on normal commercial terms.

(c)NatWest Group recharges the NatWest Group Pension Fund with the cost of pension management services incurred by it.

(d)In accordance with IAS 24, transactions or balances between NatWest Group entities that have been eliminated on consolidation are not reported.

The nature of related party transactions in H1 2026 was similar to those disclosed in the NatWest Group plc 2025 Annual Report on Form 20-F.

17. Post balance sheet events

As part of the ongoing on-market share buyback programme, NatWest Group plc has repurchased and cancelled a further 9.02 million shares since 30 June 2026 for a total consideration (excluding fees) of £59.64 million.

Other than as disclosed in this document, there have been no significant events between 30 June 2026 and the date of approval of this announcement which would require a change to, or additional disclosure, in the announcement.

18. Date of approval

This announcement was approved by the Board of Directors on 30 July 2026.

NatWest Group - Form 6-K Interim Results 2026	118

NatWest Group plc Summary Risk Factors

Summary of Principal Risks and Uncertainties

Set out below is a summary of the principal risks and uncertainties for the remaining six months of the financial year which could adversely affect NatWest Group.

This summary should not be regarded as a complete and comprehensive statement of all potential risks and uncertainties; a fuller description of these and other risk factors is included on pages 269 to 289 of NatWest Group plc’s 2025 Annual Report on Form 20-F. Any of the risks identified may have a material adverse effect on NatWest Group’s business, operations, financial condition or prospects.

Economic and political risk

●	NatWest Group, its customers and its counterparties face continued economic and political risks and uncertainties in the UK and global markets, including as a result of inflation and interest rates, supply chain disruption, protectionist policies, and geopolitical developments.
●	Changes in interest rates will continue to affect NatWest Group’s business and results.
●	Fluctuations in currency exchange rates may adversely affect NatWest Group’s results and financial condition.

Business change and execution risk

●	The implementation and execution of NatWest Group’s strategy carries execution and operational risks and it may not achieve its stated aims and targeted outcomes.
●	Acquisitions, divestments, or other transactions by NatWest Group may not be successful.
●	NatWest Group operates in markets that are highly competitive, with evolving competitive pressures and technology disruption.
●	The transfer of NatWest Group’s EU corporate portfolio involves certain risks.

Financial resilience risk

●	NatWest Group may not achieve its ambitions or targets, meet its guidance, or be in a position to continue to make discretionary capital distributions (including dividends to shareholders).
●	NatWest Group has significant exposure to counterparty and borrower risk including credit losses, which may have an adverse effect on NatWest Group.
●	NatWest Group may not meet the prudential regulatory requirements for liquidity and funding or may not be able to adequately access sources of liquidity and funding, which could trigger the execution of certain management actions or recovery options.
●	NatWest Group may not meet the prudential regulatory requirements for regulatory capital and MREL, or manage its capital effectively, which could trigger the execution of certain management actions or recovery options.
●	Any reduction in the credit rating and/or outlooks assigned to NatWest Group plc, any of its subsidiaries or any of their respective debt securities could adversely affect the availability of funding for NatWest Group, reduce NatWest Group’s liquidity and funding position and increase the cost of funding.
●	NatWest Group could incur losses or be required to maintain higher levels of capital as a result of limitations or failure of various models.
●	NatWest Group’s financial statements are sensitive to underlying accounting policies, judgements, estimates and assumptions.
●	Changes in accounting standards may materially impact NatWest Group’s financial results.
●	The value or effectiveness of any credit protection that NatWest Group has acquired depends on the value of the underlying assets and the financial condition of the insurers and counterparties.
●	NatWest Group could be adversely affected if it fails to meet the requirements of regulatory stress tests, or if NatWest Group’s resolution preparations are deemed inadequate.
●	NatWest Group may become subject to the application of UK statutory stabilisation or resolution powers which may result in, for example, the cancellation, transfer or dilution of ordinary shares, or the write-down or conversion of certain other of NatWest Group’s securities.

NatWest Group - Form 6-K Interim Results 2026	119

NatWest Group plc summary risk factors continued

Summary of Principal Risks and Uncertainties continued

Operational and IT resilience risk

●	Operational risks (including reliance on third party suppliers and outsourcing of certain activities) are inherent in NatWest Group’s businesses.
●	NatWest Group is subject to sophisticated and frequent cyberattacks, and compliance with cybersecurity and data protection regulations is becoming increasingly complex.
●	NatWest Group’s operations and strategy are highly dependent on the accuracy and effective use of data.
●	NatWest Group’s operations are highly dependent on its complex IT systems and any IT failure could adversely affect NatWest Group.
●	NatWest Group relies on attracting, retaining and developing diverse senior management and skilled personnel, and is required to maintain good employee relations.
●	A failure in NatWest Group’s risk management framework could adversely affect NatWest Group, including its ability to achieve its strategic objectives.
●	NatWest Group’s operations are subject to inherent reputational risk.

Legal and regulatory risk

●	NatWest Group’s businesses are subject to substantial regulation and oversight, which are constantly evolving and may adversely affect NatWest Group.
●	NatWest Group is exposed to the risks of various litigation matters, regulatory and governmental actions and investigations as well as remedial undertakings, the outcomes of which are inherently difficult to predict, and which could have an adverse effect on NatWest Group.
●	Changes in tax legislation (or application thereof) or failure to generate future taxable profits may impact the recoverability of certain deferred tax assets recognised by NatWest Group.

Climate and sustainability-related risks

●	NatWest Group and its Value Chain face climate and sustainability-related risks that may adversely affect NatWest Group.
●	NatWest Group’s strategy relating to climate and sustainability is subject to execution and reputational risks. NatWest Group’s climate and sustainability-related ambitions, targets and commitments may not be achieved, and its climate transition plan may not be implemented, without timely and appropriate government policy, technology developments, and suppliers, customers and society supporting the transition.
●	There are significant limitations related to accessing accurate, reliable, verifiable, auditable, consistent and comparable climate and sustainability-related data that contribute to substantial uncertainties in accurately assessing, managing and reporting on climate and sustainability-related information and risks, as well as making informed decisions.
●	NatWest Group is subject to an increasingly complex and evolving landscape of climate and sustainability-related legal, regulatory, and supervisory expectations and there is an increasing risk of regulatory non-compliance, investigations, litigation, and enforcement actions.

NatWest Group - Form 6-K Interim Results 2026	120

Statement of directors’ responsibilities

We, the directors listed below, confirm that to the best of our knowledge:

●	the condensed financial statements have been prepared in accordance with IAS 34 ‘Interim Financial Reporting’, as adopted by the UK and as issued by the International Accounting Standards Board (IASB) and the Disclosure Guidance and Transparency Rules sourcebook of the United Kingdom’s Financial Conduct Authority;
●	the interim management report includes a fair review of the information required by DTR 4.2.7R (indication of important events during the first six months and description of principal risks and uncertainties for the remaining six months of the year); and
●	the interim management report includes a fair review of the information required by DTR 4.2.8R (disclosure of related parties’ transactions and changes therein).

By order of the Board

Richard Haythornthwaite	John-Paul Thwaite	Katie Murray
Chair	Group Chief Executive Officer	Group Chief Financial Officer

30 July 2026

Board of directors

Chair	Executive directors	Non-executive directors
Richard Haythornthwaite	John-Paul Thwaite Katie Murray	Joshua Critchley Roisin Donnelly Patrick Flynn Geeta Gopalan Albert Hitchcock Erminia Johannson Stuart Lewis Gillian Whitehead Lena Wilson

Erminia Johannson was appointed as non-executive director on 1 July 2026.

NatWest Group - Form 6-K Interim Results 2026	121

Additional information

Other financial data

The following table shows NatWest Group’s issued and fully paid share capital, owners’ equity and indebtedness on a consolidated basis in accordance with IFRS as at 30 June 2026.

As at
30 June
2026
£m
Share capital - allotted, called up and fully paid
Ordinary shares of £1.0769	8,775
Retained earnings and other reserves	35,043
Owners’ equity	43,818

NatWest Group indebtedness
Trading liabilities - debt securities in issue	215
Other financial liabilities – debt securities in issue	69,585
Subordinated liabilities	6,606
Total indebtedness	76,406
Total capitalisation and indebtedness	120,224

Under IFRS, certain preference shares are classified as debt and are included in subordinated liabilities in the table above.

Share information

	30 June	31 March	31 December
	2026	2026	2025
Ordinary share price (pence)	667.00	553.20	651.80
Number of ordinary shares in issue (millions)	8,148	8,177	8,227

NatWest Group - Form 6-K Interim Results 2026	122

Non-IFRS financial measures

NatWest Group prepares its financial statements in accordance with UK-adopted International Accounting Standards (IAS) and International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB). This document contains a number of non-IFRS measures, or alternative performance measures, defined under the European Securities and Markets Authority (ESMA) guidance, or non-Generally Accepted Accounting Principles (GAAP) financial measures in accordance with the Securities and Exchange Commission (SEC) regulations. These measures are adjusted for notable and other defined items which management believes are not representative of the underlying performance of the business and which distort period-on-period comparison.

The non-IFRS measures provide users of the financial statements with a consistent basis for comparing business performance between financial periods and information on elements of performance that are one-off in nature. The non-IFRS measures also include the basis of calculation for metrics that are used throughout the banking industry.

These non-IFRS measures are not a substitute for IFRS measures and a reconciliation to the closest IFRS measure is presented where appropriate.

Measure	Description
Cost:income ratio (excl. litigation and conduct) Refer to table 2. Cost:income ratio (excl. litigation and conduct) on page 125.

The cost:income ratio (excl. litigation and conduct) is calculated as other operating expenses (operating expenses less litigation and conduct costs) divided by total income. Litigation and conduct costs are excluded as they are one-off in nature, difficult to forecast for Outlook purposes and distort period-on-period comparisons.

Customer deposits excluding central items Refer to Segment performance on pages 20-24 for components of calculation.

Customer deposits excluding central items is calculated as total NatWest Group customer deposits excluding Central items & other customer deposits. Central items & other includes Treasury repo activity. The exclusion of Central items & other removes the volatility relating to Treasury repo activity and the reduction of deposits as part of our withdrawal from the Republic of Ireland.

These items may distort period-on-period comparisons and their removal gives the user of the financial statements a better understanding of the movements in customer deposits.

Funded assets Refer to Condensed consolidated balance sheet on page 85 for components of calculation.	Funded assets is calculated as total assets less derivative assets. This measure allows review of balance sheet trends exclusive of the volatility associated with derivative fair values.
Loan:deposit ratio (excl. repos and reverse repos) Refer to table 5. Loan:deposit ratio (excl. repos and reverse repos) on page 127.

Loan:deposit ratio (excl. repos and reverse repos) is calculated as net customer loans - amortised cost excluding reverse repos divided by total customer deposits excluding repos. This metric is used to assess liquidity.

The removal of repos and reverse repos reduces volatility and presents the ratio on a basis that is comparable to UK peers. The nearest ratio using IFRS measures is loan:deposit ratio - this is calculated as net loans to customers - amortised cost divided by customer deposits.

NatWest Group Return on Tangible Equity Refer to table 7. NatWest Group Return on Tangible Equity on page 127.

NatWest Group Return on Tangible Equity comprises annualised profit or loss for the period attributable to ordinary shareholders divided by average tangible equity. Average tangible equity is average total equity excluding average non-controlling interests, average other owners’ equity and average intangible assets. This measure shows the return NatWest Group generates on tangible equity deployed. It is used to determine relative performance of banks and used widely across the sector, although different banks may calculate the rate differently. The nearest ratio using IFRS measures is return on equity, calculated as profit attributable to ordinary shareholders divided by average total equity.

NatWest Group - Form 6-K Interim Results 2026	123

Non-IFRS financial measures continued

Measure	Description
Net interest margin and average interest earning assets Refer to Segment performance on pages 20-24 for components of calculation.

Net interest margin is net interest income as a percentage of average interest earning assets (IEA).

Average IEA are average IEA of the banking business of NatWest Group and primarily consists of cash and balances at central banks, loans to banks – amortised cost, loans to customers – amortised cost and other financial assets. It excludes trading balances and assets in treasury repurchase agreements that have not been derecognised. Average IEA shows the average asset base generating interest over the period.

Net loans to customers excluding central items Refer to Segment performance on pages 20-24 for components of calculation.

Net loans to customers excluding central items is calculated as total NatWest Group net loans to customers excluding Central items & other net loans to customers. Central items & other includes Treasury reverse repo activity. The exclusion of Central items & other removes the volatility relating to Treasury reverse repo activity and the reduction of loans to customers as part of our withdrawal from the Republic of Ireland.

This allows for better period-on-period comparisons and gives the user of the financial statements a better understanding of the movements in net loans to customers.

Operating expenses excluding litigation and conduct Refer to table 4. Operating expenses excluding litigation and conduct on page 126.

The management analysis of operating expenses shows litigation and conduct costs separately. These amounts are included within staff costs and other administrative expenses in the statutory analysis. Other operating expenses excludes litigation and conduct costs, which are more volatile and may distort period-on-period comparisons.

Segment return on equity Refer to table 8. Segment return on equity on page 128.

Segment return on equity comprises segmental operating profit or loss, adjusted for paid-in equity and tax, divided by average notional equity. Average RWAe is defined as average segmental RWAs incorporating the effect of capital deductions. This is multiplied by an allocated equity factor for each segment to calculate the average notional equity. This measure shows the return generated by operating segments on equity deployed.

Tangible net asset value (TNAV) per ordinary share Refer to table 3. Tangible net asset value (TNAV) per ordinary share on page 126.

TNAV per ordinary share is calculated as tangible equity divided by the number of ordinary shares in issue. This is a measure used by external analysts in valuing the bank and allows for comparison with other per ordinary share metrics including the share price. The nearest ratio using IFRS measures is net asset value (NAV) per ordinary share - this comprises ordinary shareholders’ interests divided by the number of ordinary shares in issue.

Total customer assets and liabilities (CAL) Refer to table 6. Total customer assets and liabilities (CAL) on page 127.

CAL comprises customer deposits and gross loans to customers (amortised cost), across the Retail Banking, Private Banking & Wealth Management and Commercial & Institutional segments. For the Private Banking & Wealth Management segment, CAL also includes AUMA, with an adjustment to deduct investment cash to avoid double counting, as investment cash is recognised within both customer deposits and AUMA.

The components of CAL are key drivers of income and provide a measure of growth and strength of the business on a comparable basis.

Total income excluding notable items Refer to table 1. Total income excluding notable items on page 125.

Total income excluding notable items is calculated as total income less notable items. The exclusion of notable items aims to remove the impact of one-offs and other items which may distort period-on-period comparisons.

NatWest Group - Form 6-K Interim Results 2026	124

Non-IFRS financial measures continued

1. Total income excluding notable items

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2026	2025	2026	2026	2025
	£m	£m	£m	£m	£m

Total income	8,862	7,985	4,504	4,358	4,005
Less notable items:
Commercial & Institutional
Own credit adjustments	2	3	(1)	3	(3)
Central items & other
Share of gains/(losses) of associate - Business Growth Fund	19	14	20	(1)	(1)
Interest and foreign exchange management derivatives not in hedge accounting relationships	36	6	(2)	38	(1)
Foreign exchange recycling gains	133	—	38	95	—
	190	23	55	135	(5)
Total income excluding notable items	8,672	7,962	4,449	4,223	4,010

2. Cost:income ratio (excl. litigation and conduct)

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2026	2025	2026	2026	2025
	£m	£m	£m	£m	£m

Operating expenses	4,121	4,018	2,079	2,042	2,039
Less litigation and conduct costs	(45)	(118)	(30)	(15)	(74)
Other operating expenses	4,076	3,900	2,049	2,027	1,965

Total income	8,862	7,985	4,504	4,358	4,005

Cost:income ratio	46.5%	50.3%	46.2%	46.9%	50.9%
Cost:income ratio (excl. litigation and conduct)	46.0%	48.8%	45.5%	46.5%	49.1%

NatWest Group - Form 6-K Interim Results 2026	125

Non-IFRS financial measures continued

3. Tangible net asset value (TNAV) per ordinary share

	As at
	30 June	31 March	31 December
	2026	2026	2025
Ordinary shareholders' interests (£m)	38,748	39,084	38,028
Less intangible assets (£m)	(10,205)	(7,224)	(7,292)
Tangible equity (£m)	28,543	31,860	30,736

Ordinary shares in issue (millions) (1)	7,959	7,971	7,995

NAV per ordinary share (pence)	487p	490p	476p
TNAV per ordinary share (pence)	359p	400p	384p

(1)The number of ordinary shares in issue excludes own shares held.

4. Operating expenses excluding litigation and conduct

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2026	2025	2026	2026	2025
	£m	£m	£m	£m	£m
Other operating expenses
Staff expenses	2,104	2,099	1,034	1,070	1,044
Premises and equipment	623	587	314	309	293
Other administrative expenses	784	657	416	368	337
Depreciation and amortisation	565	557	285	280	291
Total other operating expenses	4,076	3,900	2,049	2,027	1,965

Litigation and conduct costs
Staff expenses	30	30	14	16	16
Premises and equipment	5	—	2	3	—
Other administrative expenses	10	88	14	(4)	58
Total litigation and conduct costs	45	118	30	15	74

Total operating expenses	4,121	4,018	2,079	2,042	2,039
Operating expenses excluding litigation and conduct	4,076	3,900	2,049	2,027	1,965

NatWest Group - Form 6-K Interim Results 2026	126

Non-IFRS financial measures continued

5. Loan:deposit ratio (excl. repos and reverse repos)

	As at
	30 June	31 March	31 December
	2026	2026	2025
	£m	£m	£m
Loans to customers - amortised cost	435,908	431,563	418,881
Less reverse repos	(33,381)	(37,784)	(32,817)
Loans to customers - amortised cost (excl. reverse repos)	402,527	393,779	386,064
Customer deposits	448,605	445,461	442,998
Less repos	(1,632)	(1,474)	(1,796)
Customer deposits (excl. repos)	446,973	443,987	441,202
Loan:deposit ratio	97%	97%	95%
Loan:deposit ratio (excl. repos and reverse repos)	90%	89%	88%

6. Total customer assets and liabilities (CAL)

	As at
	30 June 2026				31 March 2026				31 December 2025
		Private Banking				Private Banking				Private Banking
	Retail	& Wealth	Commercial		Retail	& Wealth	Commercial		Retail	& Wealth	Commercial
	Banking	Management	& Institutional	Total	Banking	Management	& Institutional	Total	Banking	Management	& Institutional	Total
	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Gross loans and advances to customers	225.3	19.1	165.3	409.7	221.3	19.1	159.6	400.0	217.9	19.0	155.8	392.7
Customer deposits	202.2	41.4	204.0	447.6	202.2	41.1	201.5	444.8	202.6	42.7	196.4	441.7
Assets under management and administration (AUMA)	—	130.6	—	130.6	—	56.7	—	56.7	—	58.5	—	58.5
Less investment cash included in both customer deposits and AUMA	—	(1.0)	—	(1.0)	—	(1.4)	—	(1.4)	—	(1.2)	—	(1.2)
CAL	427.5	190.1	369.3	986.9	423.5	115.5	361.1	900.1	420.5	119.0	352.2	891.7

7. NatWest Group Return on Tangible Equity

	Half year ended and as at		Quarter ended and as at
	30 June	30 June	30 June	31 March	30 June
	2026	2025	2026	2026	2025
	£m	£m	£m	£m	£m
Profit attributable to ordinary shareholders	3,035	2,488	1,603	1,432	1,236
Annualised profit attributable to ordinary shareholders	6,070	4,976	6,412	5,728	4,944
Average total equity	43,092	40,817	43,108	43,216	41,474
Adjustment for average other owners' equity and intangible assets	(12,243)	(13,336)	(12,607)	(11,760)	(13,529)
Adjusted total tangible equity	30,849	27,481	30,501	31,456	27,945
Return on equity	14.1%	12.2%	14.9%	13.3%	11.9%
Return on Tangible Equity	19.7%	18.1%	21.0%	18.2%	17.7%

NatWest Group - Form 6-K Interim Results 2026	127

Non-IFRS financial measures continued

8. Segment return on equity

	Half year ended 30 June 2026			Half year ended 30 June 2025
		Private Banking			Private Banking
	Retail	& Wealth	Commercial	Retail	& Wealth	Commercial
	Banking	Management	& Institutional	Banking	Management	& Institutional
Operating profit (£m)	1,729	212	2,284	1,485	179	1,984
Paid-in equity cost allocation (£m)	(38)	(6)	(104)	(49)	(8)	(129)
Adjustment for tax (£m)	(473)	(58)	(545)	(402)	(48)	(464)
Adjusted attributable profit (£m)	1,218	148	1,635	1,034	123	1,391
Annualised adjusted attributable profit (£m)	2,435	297	3,270	2,068	246	2,783
Average RWAe (£bn)	70.7	11.4	114.0	67.9	11.2	107.5
Equity factor	12.7%	10.9%	14.1%	12.8%	11.1%	13.9%
Average notional equity (£bn)	9.0	1.2	16.1	8.7	1.2	14.9
Return on equity	27.1%	23.8%	20.3%	23.8%	19.8%	18.6%

	Quarter ended 30 June 2026			Quarter ended 31 March 2026			Quarter ended 30 June 2025
		Private Banking			Private Banking			Private Banking
	Retail	& Wealth	Commercial	Retail	& Wealth	Commercial	Retail	& Wealth	Commercial
	Banking	Management	& Institutional	Banking	Management	& Institutional	Banking	Management	& Institutional
Operating profit (£m)	948	118	1,254	781	94	1,030	735	102	964
Paid-in equity cost allocation (£m)	(20)	(3)	(53)	(18)	(3)	(51)	(26)	(4)	(66)
Adjustment for tax (£m)	(260)	(32)	(300)	(214)	(25)	(245)	(199)	(27)	(225)
Adjusted attributable profit (£m)	668	83	901	549	66	734	510	71	673
Annualised adjusted attributable profit (£m)	2,673	331	3,603	2,197	262	2,937	2,042	282	2,694
Average RWAe (£bn)	71.0	11.5	114.1	70.4	11.4	113.8	68.9	11.3	108.3
Equity factor	12.7%	10.9%	14.1%	12.7%	10.9%	14.1%	12.8%	11.1%	13.9%
Average notional equity (£bn)	9.0	1.3	16.1	8.9	1.2	16.0	8.8	1.3	15.1
Return on equity	29.7%	26.5%	22.4%	24.6%	21.1%	18.3%	23.2%	22.5%	17.9%

NatWest Group - Form 6-K Interim Results 2026	128

Performance measures not defined under IFRS

The table below summarises other performance measures used by NatWest Group, not defined under IFRS, and therefore a reconciliation to the nearest IFRS measure is not applicable.

Measure	Description
AUMA

AUMA comprises both assets under management (AUM) and client assets under administration (AUA) serviced through the Private Banking & Wealth Management segment and not recognised on NatWest Group’s balance sheet. AUM comprise assets where the investment management is undertaken by Private Banking & Wealth Management on behalf of customers of the Private Banking & Wealth Management, Retail Banking and Commercial & Institutional segments. AUA comprises i) third party assets held on an execution-only basis in custody by Private Banking & Wealth Management, Retail Banking and Commercial & Institutional for their customers, for which the execution services are supported by Private Banking & Wealth Management ii) AUA of Cushon, the sale of which completed in the quarter, which were previously supported by Private Banking & Wealth Management and held and managed by third parties. This measure is tracked and reported as the amount of funds that we manage or administer, and directly impacts the level of investment income that we receive.

AUMA income

AUMA income includes investment income earned across NatWest Group (excluding Cushon). Investment income includes ongoing fees as a percentage of assets and fees, charged on a per transaction basis, for advice services, trading and exchange services, protection and alternative investing services. AUMA is a core driver of non-interest income, especially with respect to ongoing investment income and this measure provides a means of reporting the income earned on AUMA.

AUM net flows

AUM net flows refers to net client cash inflows and outflows relating to investment products, both discretionary and advisory mandates serviced through the Private Banking & Wealth Management segment. AUM comprises assets where the investment management is undertaken by Private Banking & Wealth Management on behalf of Private Banking & Wealth Management, Retail Banking and Commercial & Institutional customers.

Capital generation pre-distributions

Capital generation pre-distributions refers to the change in the CET1 ratio in the period, before distributions to ordinary shareholders. It reflects the capital generated through business activities and all other movements, including attributable profit for the period, impacts from acquisitions and disposals, and risk-weighted asset (RWA) changes, prior to the deduction of ordinary shareholder distributions such as ordinary dividends and share buybacks. It is used to show the capital generated in the period that is available for deployment in the business and distribution to shareholders.

Climate and transition finance

The climate and transition finance target enables NatWest Group to quantify the level of financing and facilitation provided by NatWest Group that could support customers in achieving their climate and/or transition ambitions, through lending and underwriting activities. The climate and transition finance framework, available on the NatWest Group website, underpins the target to provide £200 billion in climate and transition finance between 1 July 2025 and the end of 2030.

ECL provision coverage ratio

ECL provision coverage ratio is total ECL provisions as a percentage of loans measured at amortised cost and FVOCI. Total ECL provisions include allowances relating to loans, non - loan financial assets and undrawn commitments. The ratio is used as an indicator of reserve adequacy against potential future credit losses and supports comparison of provisioning levels across segments and sectors.

Loan impairment rate	Loan impairment rate is the annualised loan impairment charge divided by gross customer loans. This measure is used to assess the credit quality of the loan book.
Third party rates

Third party customer asset rate is calculated as annualised interest receivable on third-party loans to customers as a percentage of third-party loans to customers. This excludes assets of disposal groups, intragroup items, loans to banks and liquid asset portfolios. Third party customer funding rate reflects interest payable or receivable on third-party customer deposits, including interest bearing and non- interest bearing customer deposits. Intragroup items, bank deposits, debt securities in issue and subordinated liabilities are excluded for customer funding rate calculation.

Wholesale funding

Wholesale funding comprises deposits by banks (excluding repos), debt securities in issue and subordinated liabilities. Funding risk is the risk of not maintaining a diversified, stable and cost-effective funding base. The disclosure of wholesale funding highlights the extent of our diversification and how we mitigate funding risk. Short-term wholesale funding comprises wholesale funding with less than one year to maturity.

Legal Entity Identifier: 2138005O9XJIJN4JPN90

NatWest Group - Form 6-K Interim Results 2026	129

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NatWest Group plc

Registrant

/s/ Katie Murray
Group Chief Financial Officer
31 July 2026